FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
March 09, 2006

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  001-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒      Form 40-F         ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐   No     ☒

QUARTERLY REPORT

of Issuer of Emissive Securities

for the fourth quarter of 2005

OPEN JOINT STOCK COMPANY
“WIMM-BILL-DANN FOODS”

Issuer’s code	0	6	0	0	5	-	A

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306
Postal address: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Information contained in the present Quarterly Report is subject to disclosure in conformity with the legislation of Russian Federation relating to securities.

Representative by power of attorney dated 01.07.2005 No 01/07-01	/s/ R.V. Bolotovsky

“10” February 2006		R.V. Bolotovsky

Chief Accountant	/s/ I.V. Plekhanova

“10” February 2006		I.V. Plekhanova

(place for stamp)

Contact person: Mukhin Mikhail Mikhailovich

Legal adviser

Tel.: (095) 105-5805 (ext. 1371)
Fax: (095) 733-9736

E-mail: MuhinMM@wbd.ru

Internet page(s) displaying information contained in this quarterly report: htpp://www.wbd.ru/wbd/quarterly_report/

Table of contents

Introduction

I              Brief data on the persons, members of the Issuer’s executive bodies, information on bank accounts, the auditor, the appraiser and the Issuer’s financial consultant, as well as on other persons, having signed the quarterly report

1.1	Persons, members of the Issuer’s executive bodies
1.2	Information on the Issuer’s bank accounts
1.3	Information on the Issuer’s auditor (auditors)
1.4	Information on the Issuer’s appraiser
1.5	Information on the Issuer’s consultants
1.6	Information on other persons having signed the quarterly report

II	Basic information on the Issuer’s financial and economic status
2.1	Indicators of the Issuer’s financial and economic activities
2.2	Issuer’s market capitalization
2.3	Issuer’s obligations
	2.3.1	Accounts payable
	2.3.2	Issuer’s credit history
	2.3.3	Issuer’s obligations from security granted to third parties
	2.3.4	Other Issuer’s obligations
2.4	Objectives of the issue and spheres where funds received from securities issue shall be used
2.5	Risks associated with acquisition of placed securities (securities to be placed)
	2.5.1	Industry risks
	2.5.2	Country and regional risks
	2.5.3	Financial risks
	2.5.4	Legal risks
	2.5.5	Risks relating to the Issuer’s business

III	Detailed information on the Issuer
3.1	Issuer’s background and development
	3.1.1	Data on the Issuer’s firm name (name)
	3.1.2	Data on the Issuer’s state registration
	3.1.3	Data on the Issuer’s creation and development
	3.1.4	Contact information
	3.1.5	INN
	3.1.6	Branches and representations of the Issuer
3.2	Principal economic activities of the Issuer
	3.2.1	Issuer’s industry branch
	3.2.2	Issuer’s principal economic activities
	3.2.3	Main types of products (works, services)
	3.2.4	Raw materials and Issuer’s suppliers
	3.2.5	Markets for products (works, services) of the Issuer
	3.2.6	License information
	3.2.7	Issuer’s joint activities
	3.2.8	Additional requirements to issuers that are investment funds or insurance companies.
	3.2.9	Additional requirements to issuers, whose principal activity is mining operations.
	3.2.10	Additional requirements to issuers, whose principal activity is rendering of communication services
3.3	Issuer’s planned activities in future
3.4	Issuer’s participation in the industry, banking and financial groups, holdings, concerns and associations
3.5	Subsidiaries and dependent economic entities of the Issuer
3.6 Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets
	3.6.1	Fixed assets

IV	Information on financial and economic activities of the Issuer
4.1	Results of the financial and economic activities of the Issuer

	4.1.1	Profits and losses
	4.1.2	Factors having affected the amount of the proceeds from sale of goods, products, works, services and the amount of profits (losses) from the Issuer’s principal business
4.2	Liquidity of the Issuer and adequacy of the Issuer’s equity and working capital
4.3	Size and structure of the Issuer’s equity and working capital
	4.3.1	Size and structure of the Issuer’s equity and working capital
	4.3.2	Investments of the Issuer
		4.3.2.1	Long-Term Investments
	4.3.2.2	Short-Term Investments
	4.3.3	Intangible Assets of the Issuer
4.4	Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research
4.5	Tendencies in the sphere of the Issuer’s principal activities and their analysis

V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)
5.1 Information on the structure and competence of the Issuer’s executive bodies
5.2 Information on the persons, member of the Issuer’s executive bodies
5.3 Information on remunerations, benefits and/or reimbursements per each management body of the Issuer
5.4 Information on the bodies monitoring the Issuer’s business activities, their structure and powers
5.5 Information on the persons in the bodies monitoring the Issuer’s business activities
5.6 Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business activities
5.7 Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)
5.8 Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)

VI	Information on the Issuer’ participants (shareholders) and interested party transactions it has contracted
6.1 Information on the general number of the Issuer’s shareholders

6.2  Information on the Issuer’s shareholders holding no less than 5% from its authorized stock or no less than 5% of its ordinary shares, as well as the information on the participants (shareholders) of such entities holding no less than 20% of the authorized stock (share fund) or no less than 20% of its ordinary shares

6.3 Information on the state or municipal body’s share in the authorized stock of the Issuer, existence of a special right (“golden share”)
6.4 Information on restrictions to take part in the Issuer’s authorized stock

6.5  Information on changes in the composition and participation shares of the Issuer’s shareholders that possess at least 5% of the Issuer’s authorized stock or at least 5% of the Issuer’s common stock

6.6 Information on the interested parties transactions the Issuer effected
6.7 Information on Accounts Receivable

VII	Issuer’s business accounting and other financial information
7.1 Issuer’s annual accounting reports
7.2 Quarterly accounting reports for the last accomplished quarter ended
7.3 The Issuer’s consolidated accounting reports for the last complete financial year
7.4 The data on Issuer’s accounting policy
7.5 Information on total exports and export share in total sales
7.6 Data on cost of the Issuer’s immovable property and material changes in the Issuer’s property after the end of the last complete financial year
7.7 Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations

VIII	Additional information on the Issuer and on the placed securities
8.1 Additional information on the Issuer
	8.1.1	Information on the amount, the structure of the authorized stock of the Issuer
	8.1.2	Information on changes in the authorized stock of the Issuer
	8.1.3	Information on formation and use of the reserve fund and other funds of the Issuer

8.1.4 Information on the convocation and holding procedure for the meeting of the Issuer’s supreme management body
8.1.5 Information on commercial organizations where the Issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares
8.1.6 Information on material transactions that the Issuer has contracted
8.1.7 Information on the Issuer’s credit ratings
8.2 Information on each of the Issuer’s share category (type)
8.3 Information on prior issues of the Issuer’s securities other than the Issuer’s shares
8.3.1 Information on issues, of which all securities have been redeemed (cancelled)
8.3.2 Information on the issues, the securities under which still circulate
8.3.3 Information on issues, for the securities of which the Issuer is in default
8.4 Information on the person(s) having provided security for the bonds of the issue
8.5 Conditions guaranteeing fulfillment of obligations on the bonds of the issue
8.6 Information on the organizations registering rights to issued securities of the Issuer
8.7 Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents
8.8 Procedure for taxation of revenues from the Issuer’s securities placed and in the process of placement
8.9 Information on announced (accrued) and paid dividends on the Issuer’s shares, as well as on income on the Issuer’s bonds
8.10 Other information

INTRODUCTION

Issuer’s full proprietary name.

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Issuer’s abbreviated name

WBD Foods

Issuer’s location

109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Data on Issuer’s contact tel. numbers and email

Tel (095) 105-58-05

Email: MuhinMM@WBD.ru

Internet page(s) displaying information contained in this quarterly report:

htpp://www.wbd.ru/wbd/quarterly_report/

Data on Issuer’s shares.

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Share: 20  rubles

Quantity of Shares placed: 44 000 000

Data on Issuer’s bonds

Series Number: 01

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Securities: 1 500 000

Series Number: 02

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Securities: 3 000 000

Other Material Information on Issuer’s Securities.

None

This quarterly report contains evaluations and forecasts of the Issuer’s authorized executive bodies regarding the future events and/or actions, perspective development in the industry branch where the Issuer carries out its principal business, and the results of the Issuer’s activities, including the Issuer’s plans, probability of certain events and certain actions to be undertaken. Investors should not fully rely on the evaluations and forecasts made by the Issuer’s executive bodies, as the actual results of its activities in future might differ from those forecast due to various reasons. Acquisition of the Issuer’s securities is associated with risks described in this quarterly report.

I              BRIEF DATA ON THE PERSONS, MEMBERS OF THE ISSUER’S EXECUTIVE BODIES, INFORMATION ON BANK ACCOUNTS, THE AUDITOR, THE APPRAISER AND THE ISSUER’S FINANCIAL CONSULTANT, AS WELL AS ON OTHER PERSONS, HAVING SIGNED THE QUARTERLY REPORT

1.1          Persons, members of the Issuer’s executive bodies

Board of Directors

Chairman: David Iakobachvili

Born: 1957

Members of Issuer’s Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Orlov, Alexander Sergeevich

Born: 1948

Plastinin, Sergei Arkadievich

Born: 1968

Scherbak, Vladimir Nikolaevich

Born: 1939

Tutelyan, Victor Alexandrovich

Born: 1942

Yushvaev, Gavril Abramovich,

 Born: 1957

Yasin, Eugeny Grigorievich

Born: 1934

Guy de Selliers

Born: 1952

Michael A. O’Neill

Born: 1945

Ernest Linwood Tipton

Born: 1934

Issuer’s individual and collective administrative/managerial staff.

Individual executive body and members of collective executive body:

Chairman of the Management board

Plastinin, Sergei Arkadievich

Born: 1968

Members of the Management Board

Anisimov, Dmitry Aleksandrovich

Born: 1961

Kuzymin Oleg Egorovich

Born: 1969

Yadegardjam Djamshid

Born: 1965

Eliseeva, Vera Vladimirovna

Born: 1958

Kagan, Marina Gennadyevna

Born: 1968

Kraynov, Gennady Konstantinovich

Born: 1951

Person performing the functions of individual executive body of the Issuer:

Sergei Arkadievich Plastinin

Born: 1968

1.2          Information on the Issuer’s bank accounts

INFORMATION ON RUBLE ACCOUNTS WITH BANKS AND OTHER CREDIT INSTITUTIONS OPERATING IN THE RUSSIAN FEDERATION as of June 30, 2005

No.	Type of Account	Account Number	Name and Location of the Bank
1	2	3	4
1	settlement	Settlement A/C No. 40702 810 1 00700 883 027 Correspondent A/C No. 30101810300000000202 BIC 044252202	COMMERCIAL BANK CITIBANK CJSC 125047 Moscow, Gashek Str. 8-10 INN 7710401987

2	settlement	Settlement A/C No. 40702 810 4 00000 030 108 Correspondent A/C No. 30101810900000000460 BIC 044585460	COMMERCIAL BANK EXPOBANK Moscow, Leontyevsky Per. 21/1, Bldg 1 INN 7729065633

3	settlement	Settlement A/C No. 40702 810 4 00070 027 130 Correspondent A/C No. 30101810900000000466 BIC 044525466	MDM-BANK OJSC 113035 Moscow, Sadovnicheskaya Str. 3 INN 7706074960

4	settlement	Settlement A/C No. 40702 810 7 00070 000 569 Correspondent A/C No. 30101810500000000219 BIC 044525219	BANK OF MOSCOW OJSC 107996 Moscow, Kuznetsky Most Str. 15 INN 7702000406

5	settlement	Settlement A/C No. 40702 810 2 01500 000 016 Correspondent A/C No. 30101810200000000593 BIC 044525593	ALPHA-BANK OJSC 117049 Moscow, Mytnaya Str. 1, Bldg 1 INN 7728168971

6	settlement	Settlement A/C No. 40702 810 6 38360 104 497 Correspondent A/C No. 30101810400000000225 BIC 044525225	SBERBANK OF RUSSIA 117997 Moscow, Vavilov Str. 19 INN 7707083893

7	settlement	Settlement A/C No. 40702 810 9 38000 110 483 Correspondent A/C No. 30101 810 4 00000 000 225 BIC 044525225	SBERBANK OF RUSSIA 117997 Moscow, Vavilov Str. 19 INN 7707083893
8	settlement	Settlement A/C No. 40702 810 6 00090 020 670 Correspondent A/C No. 30101810700000000187 BIC 044525187	Vneshtorgbank OJSC 107996 Moscow, Kuznetsky Most Str. 16 INN 7702070139
9	settlement	Settlement A/C No. 40702 810 4 00010 544 422 Correspondent A/C No. 30101810300000000545 BIC 044525545	International bank of Moscow CJSC 119034 Moscow, Prechistenskaya nab., 9 INN 7710030411
10	settlement	Settlement A/C No. 40702 810 4 00001 401 757 Correspondent A/C No. 30101810200000000700 BIC 044525700	Raiffeisenbank Austria CJSC 129090 Moscow, Troitskaya Str. 17/1

1.3. Data on Issuer’s public accountant / auditor.

Name and abbreviation: Closed Joint Stock Company «Ernst and Young Vneshaudit», ZAO «Ernst and Young Vneshaudit»

Location: 115035, Moscow, Sadovnicheskaya naberegnaya, d.77, str.1

Tel.: (095) 755-97-00

Fax : (095) 755 97-01

E-mail: oksana.krupnova@ru.ey.com

Information on auditor’s license

License number: E 003246

Date of issue of license: 17.01.2003

Period of validity: up to 17.01.2008

Organization that issued the license: RF Ministry of Finance

Financial year (years) in which auditor provided independent analysis of book-keeping and accounting of the issuer:  2004 year

Factors that can influence on the independence of the auditor from the issuer: no such

Measures taken by the issuer to decrease influence of such factors: As long as there are no such factors, that can influence on the independence of the auditor from the issuer, no such measures were taken by the issuer. The internal Independence policy has being established by the auditor, including responsibility of the senior staff to disclose information on any alterations regarding the share holding of public companies owned by such persons and to confirm such share ownership quarterly.

Auditor’s selection procedure:

Presence of tender procedure regarding selection of the auditor and its conditions:

As long as there is no state ownership exceeding 25% of Company’s chartered capital and according item 2 of art. 7 of Federal law “About audit activities” on 07/08/2001 #119-FZ  the issuer is not obliged to conduct open tender on auditors selection.

Procedure of nomination for auditor of the company and approval of it with the stockholder’s meeting: Pursuant to Federal law “About joint-stock companies” on 24/12/1995 # 208-FZ and Charter of WBD Foods auditor should be approved by the stockholder’s meeting, at the suggestion of the Board of directors, after the approval of the nomination of the auditor by the Audit committee of the Board of directors and Internal audit service.

Information on special audit services provided by the auditor: no such

Information on essential interests, connecting auditor (auditor’s officials) with issuer (issuer’s officials): no such

Information on the auditors share interest regarding the issuer:  no such

Information on issuer’s loaning the auditor: no such

Information on presence of close connection between auditor and issuer and relationship of auditor’s and issuer’s senior staff: no such

Information on the officials who combine jobs by the issuer and by the auditor: no such

Auditor compensation’s determination procedure : Pursuant to the Charter of WBD Foods the amount of auditor’s compensation should by determined by the Board of directors and assigned in the audit contract. Preliminary such compensation should be approved by the Audit committee of the BOD and by Internal audit service.

Information on unpaid auditor’s compensation for provided services: no such

Name and abbreviation: Closed Joint Stock Company BDO Unicon, ZAO BDO Unicon (further   Closed Joint Stock Company «BDO UniconRuf» and  Closed Joint Stock Company «Unicon/MS Konsultatsionnaya gruppa»)

Location: 117545, Moscow, Varshavskoye shosse, d.125, str.1, section 11

Tel.: (095) 797-56-65

Fax.: (095) 319-59-09

E-mail: reception@bdo.ru

Information on auditor’s license

License number: E 000547

Date of issue of license: 25.06.2002

Period of validity: before  24.06.2007

Organization that issued the license: RF Ministry of Finance

Financial year (years) in which auditor provided independent analysis of book-keeping and accounting of the issuer: 2003, 2002

Factors that can influence on the independence of the auditor from the issuer: no such

Measures taken by the issuer to decrease influence of such factors: As long as there are no such factors, that can influence on the independence of the auditor from the issuer, no such measures were taken by the issuer. The internal Independence policy has being established by the auditor, including responsibility of the senior staff to disclose information on any alterations regarding the share holding of public companies owned by such persons and to confirm such share ownership quarterly.

Auditor’s selection procedure:

Presence of tender procedure regarding selection of the auditor and its conditions:

As long as there is no state ownership exceeding 25% of Company’s chartered capital and according item 2 of art. 7 of Federal law “About audit activities” on 07/08/2001 #119-FZ  the issuer is not obliged to conduct open tender on auditors selection.

Procedure of nomination for auditor of the company and approval of it with the stockholder’s meeting: Pursuant to Federal law “About joint-stock companies” on 24/12/1995 # 208-FZ and Charter of WBD Foods auditor should be approved by the stockholder’s meeting, at the suggestion of the Board of directors, after the approval of the nomination of the auditor by the Audit committee of the Board of directors and Internal audit service.

Information on special audit services provided by the auditor: no such

Information on essential interests, connecting auditor (auditor’s officials) with issuer (issuer’s officials): no such

Information on the auditors share interest regarding the issuer:  no such

Information on issuer’s loaning the auditor: no such

Information on presence of close connection between auditor and issuer and relationship of auditor’s and issuer’s senior staff: no such

Information on the officials who combine jobs by the issuer and by the auditor: no such

Auditor compensation’s determination procedure : Pursuant to the Charter of WBD Foods the amount of auditor’s compensation should by determined by the Board of directors and assigned in the audit contract. Preliminary such compensation should be approved by the Audit committee of the BOD and by Internal audit service.

Information on unpaid auditor’s compensation for provided services: no such

Name and abbreviation: Limited Liability Company «Ernst and Young», OOO «Ernst and Young»

Location: 115035, Moscow, Sadovnicheskaya naberegnaya, d.77, str.1

Tel.: (095) 755-97-00

Fax : (095) 755 97-01

E-mail: oksana.krupnova@ru.ey.com

Information on auditor’s license

License number: E 002138

Date of issue of license: 30.09.2002

Period of validity: up to 30.09.2007

Organization that issued the license: RF Ministry of Finance

Financial year (years) in which auditor provided independent analysis of book-keeping and accounting of the issuer: auditor conducted audit analysis of consolidate financial statements of the issuer (GAAP) for 2004 year,

Factors that can influence on the independence of the auditor from the issuer: no such

Measures taken by the issuer to decrease influence of such factors: As long as there are no such factors, that can influence on the independence of the auditor from the issuer, no such measures were taken by the issuer. The internal Independence policy has being established by the auditor, including responsibility of the senior staff to disclose information on any alterations regarding the share holding of public companies owned by such persons and to confirm such share ownership quarterly.

Auditor’s selection procedure:

Presence of tender procedure regarding selection of the auditor and its conditions:

As long as there is no state ownership exceeding 25% of Company’s chartered capital and according item 2 of art. 7 of Federal law “About audit activities” on 07/08/2001 #119-FZ  the issuer is not obliged to conduct open tender on auditors selection.

Procedure of nomination for auditor of the company and approval of it with the stockholder’s meeting: Pursuant to Federal law “About joint-stock companies” on 24/12/1995 # 208-FZ and Charter of WBD Foods auditor should be approved by the stockholder’s meeting, at the suggestion of the Board of directors, after the approval of the nomination of the auditor by the Audit committee of the Board of directors and Internal audit service.

Information on special audit services provided by the auditor: no such

Information on essential interests, connecting auditor (auditor’s officials) with issuer (issuer’s officials): no such

Information on the auditors share interest regarding the issuer:  no such

Information on issuer’s loaning the auditor: no such

Information on presence of close connection between auditor and issuer and relationship of auditor’s and issuer’s senior staff: no such

Information on the officials who combine jobs by the issuer and by the auditor: no such

Auditor compensation’s determination procedure : Pursuant to the Charter of WBD Foods the amount of auditor’s compensation should by determined by the Board of directors and assigned in the audit contract. Preliminary such compensation should be approved by the Audit committee of the BOD and by Internal audit service.

Information on unpaid auditor’s compensation for provided services: no such

Name and abbreviation: Ernst and Young (CIS) Limited

Location: 115035, Moscow, Sadovnicheskaya naberegnaya, d.77, str.1

Tel.: (095) 755-97-00

Fax: (095) 755 97-01

E-mail: info@ru.ey.com

Information on auditor’s license:

License is not required for providing the analysis of consolidate financial statements (GAAP) of the issuer

Financial year (years) in which auditor provided independent analysis of book-keeping and accounting of the issuer:    auditor provided analysis of the consolidate financial statements (GAAP) of the issuer for 2002 and 2003 years.

Factors that can influence on the independence of the auditor from the issuer: no such

Measures taken by the issuer to decrease influence of such factors: As long as there are no such factors, that can influence on the independence of the auditor from the issuer, no such measures were taken by the issuer. The internal Independence policy has being established by the auditor, including responsibility of the senior staff to disclose information on any alterations regarding the share holding of public companies owned by such persons and to confirm such share ownership quarterly.

Auditor’s selection procedure:

As long as there are no any legal requirements regarding the procedure of selection of the auditor which will provide analysis of the consolidate financial statements (GAAP) of the issuer, there is no any obligatory procedure.

Procedure of nomination for auditor of the company and approval of it with the stockholder’s meeting: Pursuant to Federal law “About joint-stock companies” on 24/12/1995 # 208-FZ and Charter of WBD Foods auditor should be approved by the stockholder’s meeting, at the suggestion of the Board of directors, after the approval of the nomination of the auditor by the Audit committee of the Board of directors and Internal audit service.

Information on special audit services provided by the auditor: no such

Information on essential interests, connecting auditor (auditor’s officials) with issuer (issuer’s officials): no such

Information on the auditors share interest regarding the issuer:  no such

Information on issuer’s loaning the auditor: no such

Information on presence of close connection between auditor and issuer and relationship of auditor’s and issuer’s senior staff: no such

Information on the officials who combine jobs by the issuer and by the auditor: no such

Auditor compensation’s determination procedure : Pursuant to the Charter of WBD Foods the amount of auditor’s compensation should by determined by the Board of directors and assigned in the audit contract. Preliminary such compensation should be approved by the Audit committee of the BOD and by Internal audit service.

Information on unpaid auditor’s compensation for provided services: no such

1.4          Information on the Issuer’s appraiser

The appraiser has not been employed in the accounting quarter.

1.5          Information on the Issuer’s consultants

Financial consultants for the purpose of the preparation and signing of the securities prospectus issue and this report were not employed.

1.6          Information on other persons having signed the quarterly report

In relation to other persons having signed the quarterly report and not indicated in the previous articles of this section:

Irina V. Plekhanova
Tel: (095) 105 5805
Fax: (095) 105 5805 (ext. 10-85)

II  BASIC INFORMATION ON THE ISSUER’S FINANCIAL AND ECONOMIC STATUS

2.1           Indicators of the Issuer’s financial and economic activities

Information is not to be indicated in the reporting period

2.2 Issuer’s market capitalization

The arranger of the sales at the equity market is the New York Stock Exchange (NYSE). The Issuer’s market capitalization calculated as the derivation of the number of shares expressed in ADRs, and the price of one share (ADR), amounts to:

As of 31.12.2001              RUR 699 085 000 (as of the present date the issue’s market capitalization is calculated as the equivalent of the issue’ net assets value).

As of 31.12.2002              US$17.95 x 44,000,000 = US$789,800,000

As of 31.12.2003              US$17.00 x 44,000,000 = US$748,000,000

As of 31.12.2004              US$14.31 x 44,000,000 = US$629,640,000

As of 30.09.2005              US$19.20 x 44,000,000 = US$844,800,000

As of 31.12.2005              US$24.03 x 44,000,000 = US$1,057,320,000

The price of one share (ADR) corresponds to the price of one share (ADR) set within the recent transaction contracted as at the last date of the accounting period.

2.3          Issuer’s obligations

2.3.1 Accounts Payable

information is not to be indicated in the reporting period

2.3.2                     Issuer’s credit history

Type of liability	Name of the creditor	Principal amount	Term of credit (loan) / maturity date	Overdue liabilities, including overdue principal and/or interest, number of days of delay
Short-term credit, USD	Alfa-Bank OAO	2,920,000	17.04.2003	0
Short-term credit, USD	Alfa-Bank OAO	974,000	07.05.2003	0
Long-term credit, USD	UBS LUXEMBURG SA	150,000,000	2008	0
Bonded debt, thousand RUR	Issue organizer Troyka-Dialog Investment Company ZAO, International Moscow Bank - paying agent	1,500,000	2006	0
Short-term credit, RUR	Raiffeisenbank Austria ZAO	110 000	01.06.2005	0

2.3.3       Issuer’s obligations from security granted to third parties

Agreements on granted sureties	Date of agreement	Counter-party	Amount of agreement	Currency of agreement	Sum in thousand rubles as at 30.09.05
06/02-2005	18.02.2005	Dairy OAO, Timashevsk	1 415 998.82	EUR	44 556
P/43	14.05.2002	Dairy OAO, Timashevsk	2 949 180	EUR	40 558
43/05	18.05.2004	Dairy OAO, Timashevsk	369791	EUR	4 768
90/10	01.10.2004	Labinov V.V.	58 000	USD	1 184
P/45	05.06.2002	LMK OAO	2 348 476	EUR	32 297
P/49	28.10.2002	Siberian Milk OAO	2 510 160	EUR	38 836
Total					162 199

2.3.4       Other Issuer’s obligations

There are no other Issuer’s obligations.

2.4          Objectives of the issue and spheres where funds received from securities issue shall be used

The goal of bonds series 02 issuance is to refinance the current activities of the Issuer and to finance the investment program.

The Issuer carries out significant capital investments, regarding extension of its activities, modernization of equipment and acquisition of new enterprises. In order to accomplish capital investment program of the Group, including expenses incurred on acquisition of new enterprises the Issuer spent in 2003 117,1 mln. USD, in 2004 – 77,9 mln. USD, in 2005 the capital expenditures are to be about 100 mln. USD.

About 63 mln. USD had been invested for the period since 2002 up to 2005 in acquisition of enterprises in Russia and CIS. The Issuer carries out significant capital investments, regarding modernization of acquired assets, reconstruction and expansion of production facilities, particularly, all plants are equipped with modern packaging and manufacturing equipment, infrastructure had been improved. Reconstruction of plants and installation of new production lines allows to improve quality of products.

According to our strategy to produce dairy products in the region where they are to be consumed, production facilities had been equipped with Tetra Pak (Sweden) production lines. These lines are designed for packaging of dairy products, as well as juices and nectars in cardboard packages, packaging of yoghurts, curd, milk desserts, and production of juice products in plastic bottles.

In succeeding years capital expenditures are planned to be about 100 mln. USD per year and will be aimed at improvement of infrastructure, modernization and acquisition of enterprises, equipment of  warehouses and maintenance of  existing production facilities.

2.5. Risks associated with acquisition of placed securities (securities to be placed)

The issuer describes risks and uncertainties, that our management believes to are essential, but  but these risks and uncertainties may not be the only ones we face. Additional risks and uncertainties, including those we currently do not know or deem immaterial, could result in a decline in the price of issuer’s securities.

Due to the specifics of the Issuer’s principal business, its risks, which might lead to reduction of the securities price, are conditional, to a greater extent, on the consolidated risks of the companies controlled by the Issuer directly or indirectly.

For the purposes of this section the terms “Company”, “WBD Group”, “group of companies WBD”, “WBD” shall mean both the Issuer separately, and together with the companies it controls.

2.5.1. Risks Relating to Industry

The influence of the possible depression in the industry and the issuer’s proposed reaction regarding such depression and its obligations under securities:

1.            The food industry’s growth potential is constrained by population growth, which has been falling in Russia, and growth in personal income. Our success depends, in part, on our ability to expand our business faster than populations are growing in the markets that we serve, or notwithstanding declines in the populations in those markets. One way to achieve that growth is to enhance our portfolio by adding products and greater production capacity in faster growing and more profitable categories.

2.            Demand for dairy and juice products, as well as bottled water, depends primarily on demographic factors and consumer preferences as well as factors relating to discretionary consumer spending, including the general condition of the economy and general levels of consumer confidence. The willingness of consumers to purchase branded food and beverage products depends, in part, on local economic conditions. In periods of economic uncertainty, consumers tend to purchase more economy brands and, to the extent that our business strategy depends on the expansion of the sales of premium brands and value-added products, our results of operations could suffer. Reduced consumption of our products in any of our key markets could reduce our turnover and profitability.

3.            Although juice consumption in Russia is increasing, our juice product sales volume decreased in 2003 and 2004 due to vigorous market competition from domestic producers, increased activity by foreign producers and the revision of our distribution system. This problem could be solved by active advertising campaign, promoting sales growth rate of beverages and explaining to consumers the advantages of high quality and more expensive production.

4.            WBD competes with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands that compete directly with our products. Reduction of such risks can be achieved by establishing constant and mutually beneficial relationships with retailers and independent distributors and promote consumer’s demand for WBD production.

5.            Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. Independent distributors may export our products to countries where such products do not meet the requirements of applicable legislation. The consequent recalls of our products and the associated negative publicity may adversely affect our reputation in the Russian Federation, the Commonwealth of Independent States, or “CIS,” and abroad and materially adversely affect our results of operations. In exporting our products, we attempt to meet the standards and requirements of applicable legislation governing the import of food products into the importing country.

6.            New regulations impacting food producers in Russia could cause us to incur substantial additional compliance costs or administrative penalties which may have a material adverse effect on our business and financial results. The regulation of food production and quality has been undergoing a constant reform in the past decade and frequently changes. At the moment WBD complies with all requirements and standards, and in case of their changes and failure to comply with the new legislation, WBD will try to get necessary permissions to extend the period on matching WBD activities in accordance with new legislation.

7. Increased domestic production by our foreign competitors could reduce our competitive advantages against them, which would have a material adverse effect on our market share and results of income level. A number of our foreign competitors, such as Danone, Parmalat, Campina, Ehrmann, Onken, and Pascuale, have begun to invest in domestic production facilities, while others, such as Coca-Cola, have acquired domestic producers. Other companies, such as Coca-Cola try to acquire domestic producers. Such investments and acquisitions reduce WBD production competitive ability in comparison with production of foreign competitors, who have domestic productive capacities. A continuation of this trend may result in increased competition for qualified personnel and higher labor costs, and would have a material adverse effect on our business and results of operations.

In order to minimize possible adverse effect in industry on WBD activities, WBD provides a strategy directed on the expansion of production, proposed to develop new categories of production. The aim of this strategy is to extend consumer’s demand in existing market segments and to develop new market segments. Successful completion of this strategy partially depends on ability to foresee taste and preferences of consumers and to offer production corresponding to consumer’s expectations.

Risks related to possible changes of prices on raw material and services used be the issuer in its activities and influence of these changes on the issuer’s activities and performance of its obligations under securities:

1.             Rise in prices and lack of packaging and raw materials.

WBD results  depend on availability and prices on packaging materials, especially on cardboard and plastic containers, as well as raw materials, principally on milk and juice concentrate. WBD is substantially dependent upon one supplier of packaging materials, Tetra Pak, which may make us more vulnerable to changes in global supply and demand and their effect on price and availability of these materials. Additionally, weather conditions and other factors beyond our control significantly influence the price and availability of our raw materials. A number of our raw materials, such as juice concentrate and sugar, are international commodities and are subject to international price fluctuations, and we experienced significant increases in raw milk prices during 2003 and 2004.

Seasonal difference between the demand for dairy products and the supply of raw milk and the increasing prices of raw milk could result in a significant increase raw milk price. The demand for our dairy products is significantly higher during winter months, when Russian raw milk production is at its lowest. Conversely, during  summer months we generally experience depressed demand for dairy products in many markets, while raw milk production is at its peak. This problem could be solved either through the purchase of raw milk during winter at commercially competitive prices or through the use of dry milk. In other case these factors could lead to significant rise in prime costs of our production in winter and reduction of our profitability.

In addition, raw milk prices increased in ruble terms by approximately 11% in 2003 and 17% in 2004. The price increases are due, in part, to the raw milk shortages caused by the ongoing decline of dairy cattle in Russia. These increases adversely affected our dairy product profit margins in 2003 and 2004, and continued increases in raw milk prices could further reduce our profitability. The shortage of high quality raw milk, coupled with the raw milk price increases, may also limit our ability to expand our production of high margin value-added dairy products.

2.               Our substantial reliance on independent retailers and independent distributors for the distribution of our products could lower our turnover and reduce our competitiveness.

WBD sells our products either directly to retailers, including supermarkets, grocery shops and restaurants, or to independent distributors for resale to retail outlets. We expect sales to retailers and independent distributors to continue to represent a significant portion of our revenues. Our operations and distribution costs could be affected by the increasing consolidation of these entities, particularly as these customers become more sophisticated and attempt to force lower pricing and increased promotional programs, it could result in increased production sale costs.

WBD also competes with other brands for shelf space in retail stores and marketing focus by our independent distributors and retailers, and our independent distributors and retailers offer other products, sometimes including their own brands that compete directly with our products. If independent distributors and retailers give higher priority to other brands, purchase less of, or even refuse to buy, our products, seek substantial discounts, or devote inadequate promotional support to our brands, it could lower our turnover and reduce our competitiveness and profitability.

4. Efficient advertising in conditions of  advertising service price growth.

Advertising service price on leading national television channels is growing every year (exceeded 37% in 2004), such situation, in conditions of high competition and necessity of active advertising of production, may lead to the rise of the company’s expenses .

5. Increasing tariffs and restructuring in the transport sector could have a materially adverse effect on our business.

Railway transportation is one of our principal means of transporting supplies and juice and water products to our facilities and customers, accounting for approximately 63% of our juice transportation expenses in 2004. Currently, the Russian government sets rail tariffs and may further increase these tariffs as it did in 2003 and 2004. Railroad tariffs increased by approximately 40% in ruble terms in 2003 and additional 32% in ruble terms in 2004, and further increases are expected throughout 2005.

In 2003, legislation was enacted which sets out the framework for the reorganization of the Russian Railways Ministry into OAO Russian Railroads, a joint-stock company, to be followed by the eventual privatization of certain of its functions by 2007. It is currently unclear whether this reorganization and privatization will be completed in accordance with the timetable contemplated in the legislation or at all. If the privatization of Russian Railroads or other factors result in increased railway transport costs, thereby decreasing our profit margins, our results of operations could be materially adversely affected

Alteration of factors that could not be fully included in production price, as well as frustration of packaging and raw material supply, can have an adverse effect on the financial results of the company. However, taking into consideration, the scale and diversification of business in conjunction with efficient management, the named factors could not exert sufficient influence on WBD operations and its ability to execute its obligations under placed securities.

Risks, related to possible production price changes and/or other services provided by the issuer:

Keen competition between juice and diary producers on internal and external markets, as well as distribution of production by retail and independent distributors, confines our ability to increase prices on our production. Rise of prices along with the growth of process costs and less aggressive price policy of other competitors, may lead to the decrease of demand on the issuer’s production as well as decrease of sales volume. However, WBD does not consider the fact of possible production price changes to be sufficient and influencing the company’s operations and execution of the company’s obligations under its securities because of the active work being held with the purpose of decreasing process costs: optimization of expenses and their structure.

2.5.2. Country and regional risks

Risks, related to political and economical situation in the country (countries) and in the whole region, where the issuer is registered as a tax payer:

Since 1991, Russia has been seeking  to transform itself from a one-party state with a centrally planned economy to a democracy with a market economy. Taking into account such a short term of the Russian political and economic systems formation , they can be characterized as unstable. At the same time, the process of economic activity and political system stabilization can be observed in recent years, including succession of political policy, constant staff of government officials and so on. Although, it can not be doubted that Russia is in need of further reforms, the main purpose of which should be the rise of living standards, creation of efficient economic management system and balanced social policy. The following factors can exert influence on the issuer’s operations in this way:

•                  Low income level of the significant part of the Russian population – who are potential consumers of our production, and as a result the limitation of sales of high-price category production outside Moscow and Saint-Petersburg;

•                  Possible conflicts between regional and federal authorities and presence of controversy between laws and other legal texts;

•                  Frequent alterations of legislation, including legal regulation of separate industries, as well as rather insufficient terms provided for bringing the company’s activity in conformity with new regulations.

Regional peculiarities (in the regions where the main daughter companies of WBD are located), exert insufficient influence on the company’s activities, and are taken into consideration by the management of the company in the process of performing  the financial and business activities.

Risks, related to possible military conflicts and declarations of state of emergency and strikes: these risks are not significant, as since WBD’s main activity is located in economically and socially stable region far from the regions where military conflicts are possible.

At the moment WBD does not have any program on proposed measures in case of adverse influence of the possible downward situation in the country, taking into consideration positive forecasts, regarding the country’s development and the development of the region as a whole. In case of certain risks related to the adverse influence of thesituation in the country and region on the company’s activity, the company can take specific measures, including crisis management aimed to mobilize the company’s activities and reduce to the maximum such adverse influence of the political situation in the country and region.

Risks related to the geographical position of the country (countries) and region, where the issuer is registered as a tax payer and/or performs its main activities, including possible natural disasters, and possible suspension of transport communications as a result of remoteness:

Russian infrastructure is in a terrible plight, as a result it can lead to the disruption of the company’s normal economic activities . A large number of  infrastructure objects was put into operation as far back as the soviet period, and there have not been any investments or technical maintenance regarding these objects  over the recent decade.

A great part of railroads and roads are in terrible conditions as well as objects of energy industry; communication systems and housing objects. For example, the explosion and fire in May 2005, on one of  Moscow   electricity substation, which was put into operation in 1963, led to the electricity outage  in many districts of Moscow and neighboring regions. As a result underground traffic was paralyzed at many stations, thousands of people were blocked for several hours in the tunnels. The blackout caused problems with electric transport, and as a result led to road and transport incidents and traffic jams, as well as problems with water and energy supply of offices and apartment buildings, affected mobile communication services. Exchange trade, banking activities, as well as activities of many shops and markets were suspended. Roads in Russia are in bad condition;at the same time the quality of many  roads does not comply with the minimal quality requirements. The Russian government actively examines the plans on restructuring  the railway systems, power networks and telephone lines. Such restructuring may lead to the rise of cost of such services.

Aggravation of the condition of infrastructure objects in Russia impairs national economy and may cause the disruption  of goods and services delivery , as well as the rise of operating expenses.

In case of force-majeur circumstances, including natural disasters, possible suspension of traffic , acts of terrorism an so on, WBD shall take all measures to minimize losses incurred,  recover normal activity of the company, or, in exceptional circumstances, WBD may  suspend the operations of the subsidiaries under  force-majeur.

2.5.3. Financial risks

Risk, related to ruble exchange rate changes :

WBD activity is subject to the influence of financial risks related to the ruble exchange rate in view of  using  borrowed capital in foreign currency.

Until recently, the ruble has fluctuated dramatically against the U.S. dollar, in some instances falling in value. A significant portion of our costs and expenditures, including costs of packaging, juice concentrate and certain other raw materials, as well as capital expenditures and borrowings (including our $150 million loan participation notes due 2008), are either denominated in, or closely linked to, the U.S. dollar, while substantially all of our revenues are denominated in rubles. As a result, the devaluation of the ruble against the U.S. dollar can adversely affect us by increasing our costs in ruble terms.

Nevertheless, in case of ruble  depreciation against USD, this can affect WBD’s financial position. In case of such circumstances, WBD will try to compensate for all losses caused by the rise of expenses related to the fall of ruble  exchange rate through WBD products price increase  and the output growth.

Risks related to interest rate changes and the influence of this factor on the issuer’s activity:

Under the total reduction of interest rates, the existing obligations of WBD debt service will be less attractive in comparison with the current demand of the borrowed capital market.

In this case the issuer can take measures to refinance existing financial obligations under better conditions, due to the current demand of the capital market.

The total rise in interest rates can influence WBD loan obligations, the conditions on which can be changed, depending on certain market factors. Besides, such dynamics of borrowed capital cost, constrain the ability of new  borrowings during the period of “expensive” loans.

Changes of interest rates in certain branches or sectors of borrowed capital market bring to the diversification of funding sources and make the issuer find new, cheaper funding sources and  alternative sources inRussia and abroad. The efficiency of such measures depends on our ability to form and  extend the cash flow enough to execute all obligations.

The Russian economy has been characterized by the high rates of inflation of 11.7%, 12.0% and 15.1% in 2004, 2003 and 2002, respectively. In both 2004 and 2003, the inflation rate, combined with the nominal appreciation of the ruble, resulted in the appreciation of the ruble against the U.S. dollar in real terms. As we tend to experience inflation-driven increases in certain of our costs, including salaries and rents, which are sensitive to rises in the general price level in Russia, our costs in U.S. dollar terms will rise. In this situation, due to competitive pressures, we may not be able to raise the prices we charge for our products and services sufficiently to preserve operating margins. Accordingly, high rates of inflation in Russia could increase our costs and decrease our operating margins.

Influence of the shown financial risks on WBD financial reports:

Risks factors	Probability	Character of possible changes in financial statements
Significant changes of foreign currency exchange (especially USD) rates against ruble	improbable	Changes of financial indicators denominated in foreign currency (including the amount of obligations and funds directed on their service, rise of expenses on packaging and raw materials and so on)
Significant changes of interest rates	improbable	Changes of amount of obligations on debt service, as well as interest income and expenses with floating interest rate

Other financial risks:

The borrowing ability of WBD group  is limited by existing loan agreements of WBD and its subsidiaries, investments and involvement in different activities, that can reduce the ability of WBD to invest in its future activities or to extend the existing operations. Our short-term and long-term debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, contain covenants that impose operating and financial restrictions on us and our subsidiaries. These restrictions significantly limit, and in some cases prohibit, among other things, our and certain of our subsidiaries’ ability to incur additional debt, provide guarantees, create liens on assets or enter into business combinations. Failure to comply with these restrictions would constitute a default under our debt agreements, including the loan agreement relating to our $150 million loan participation notes due 2008, and any of our other senior debt containing cross-default provisions could become immediately due and payable, which would materially adversely affect our business, financial conditions and results of operations. In addition, some of our debt agreements contain provisions which permit our lenders to require us to repay our debt to them in the event of deterioration in our financial condition.

2.5.4. Risks Relating to the Russian Legal System and Russian Legislation

Weaknesses relating to the legal system and legislation create an uncertain environment for investment and for business activity in Russia.

Russia is still developing the legal framework required to support a market economy. The following risks relating to the Russian legal system create uncertainties with respect to the legal and business decisions that we make, many of which do not exist in countries with more developed market economies:

• inconsistencies between and among laws, the Constitution, Presidential decrees and governmental, ministerial and local orders, decisions, resolutions and other acts;

• conflicting local, regional and federal rules and regulations;

1.            Risks, related to changes of requirements on licensing: governmental authorities in Russia have a high degree of discretion, that can lead to arbitrarily acts – such as suspension or cancellation of licenses. Moreover, a lot of our dairies, which also produce juices, including Lianozovsky diary, lease equipment to juice producers. Until February 11, 2002, when the federal law “On licensing of different kinds of activities” had came into effect, the special license for capital leasing activities was needed, but it’s not clear, whether such license was needed for equipment leasing activities. Despite the fact that leasing activities are not the subject of licensing any more, in case, if authorities manage to plead for illegality of  the named activities, and that appropriate license should have been, it can affect WBD adversely. In that case WBD will do its best to receive all needed licenses.

2.            Poorly developed bankruptcy procedures that are subject to abuse.

3.            Changes of customs control rules and customs duties, particularly in sphere of food export, may lead to additional expenses on bringing activities of the company in conformity with new rules and standards and/or paying penalties.

4.            Possible changes in state regulation of food industry policy may lead to incompliance of our activities, documents and procedures with new rules.

5.            Changes of existing judicial practice regarding WBD activities: Lack of independence and the inexperience of the judiciary, the difficulty of enforcing court decisions and governmental discretion in instigating, joining and enforcing claims, as well as lack of legal and judicial statutory interpretation. This kind of risk should be considered as improbable, as since WBD is not a subject of legal disputes, that can affect adversely on our activities.

6.            Toughening of tax authorities activities, concerning different Russian companies, that used or using tax  optimization schemes, including unplanned tax examinations, bringing in action criminal and civil judicial disputes, along with demands to pay additional tax amounts.

Risks, related to changes of currency exchange regulation: activities of Central Bank of Russia in governing of rouble rate of exchange by means of alteration of currency exchange regulations. A new framework law on exchange controls took effect on June 18, 2004. This law empowers the government and the Central Bank of Russia to further regulate and restrict currency control matters, including operations involving foreign securities and foreign currency borrowings by Russian companies. The new law also abolishes the need for companies to obtain transaction-specific licenses from the Central Bank of Russia, envisaging instead the implementation of generally applicable restrictions on currency operations. As the evolving regulatory regime is new and untested, it is unclear whether it will be more or less restrictive than the prior laws and regulations it has replaced.

Named factors increase tax risks, that are more significant, then normal risks in countries with highly developed tax system, thus brings to rise of expenses, including administrative expenses. In addition to significant tax burden, these risks and uncertainties make tax planning more complicated, as well as taking business decisions. WBD will take all appropriate measures to minimize the adverse influence of named factors, and in case of need WBD will take all possible legal measures to protect its interests, including judicial recourses in Russian and international courts.

2.5.5. Risks relating to the Issuer’s Business

Risks relating to the Issuer’s Business, that can influence Issuer’s financial and economic activities are immaterial.

Risks relating to judicial disputes, in which issuer took part:

WBD is not a subject to any judicial disputes, which could affect WBD activities significantly. In the judgment of administration, there are no any possible judicial disputes or claims, that can significantly affect on WBD activities or financial condition of the issuer.

Risks relating to impossibility to extend license period:

These risks are immaterial, as since WBD have all appropriate licenses, that in long term protect its immaterial goods.

At the same time WBD could not be able to protect its immaterial goods properly, and it may affect adversely on the company’s financial condition and hinder the growth of the company. Taking into consideration the importance of firm-names, company took measures to protect its immaterial goods, including registration of trade mark “WBD”. But these measures may be insufficient, company’s immaterial goods rights may be broken and taken for the third party’s own. Besides there are less possibilities to protect immaterial goods in Russia and CIS countries (the places of company’s principal activities) in comparison with countries of Western Europe and North America. In case WBD failed to protect its immaterial goods, it will affect adversely on financial conditions and on possible growth of economic activity.

Inability to protect some of our firm-names and images, apply for registration of which had been taken into consideration, could affect adversely on WBD sales and bring to rise of expenses on advertising and lead to ill-influence on the company’s financial condition. In case of refusal of firm-names registration as a trade mark, WBD will not be able to support the proper protection of these firm-names or images and to prohibit the use of them by the third parties, it’ll decrease benefits of advertisements where such firm-names and images are used. This can influence adversely on our sales, because we are using these firm-names in our production, and it can make us to develop new sales program and cause rise of advertising expenses and influence our financial results adversely.

Risks relating to possible liability of the issuer under the third parties obligations? Including obligations of its subsidiaries:

Russian civil code as well as corporative law determines that shareholders of Russian joint-stock company do not bear any responsibility under the company’s debts and bear only risks of loss of their investments within the limits of their shares. At the same time, there is exception to the rule, when the mother company has a right to give obligatory instructions to its subsidiaries, including contractual relations. Under certain conditions, mother company could bear joint responsibility under deals arranged by its subsidiary in pursuance of such obligatory instruction. Besides, mother company bears vicarious responsibility under the obligations of its subsidiaries in case of subsidiary’s bankruptcy due to mother company’s activities. Accordingly, risks of responsibility of the issuer under obligations of its subsidiaries couldn’t be excepted, because issuer directly or indirectly owns 50% and more percents of charter capital of its subsidiaries and is a mother company. Assignment of responsibility that could be vicarious in case of bankruptcy of the issuer’s subsidiary or joint regarding contractual relations in pursuance of execution by the subsidiary obligatory instructions of mother company, could affect on issuer’s activities adversely.

Risks relating with loss of consumers that purchase production on the sum that is not less then 10% of total revenue should be considered as insignificant.

Various risks factors relating to issuer’s activity:

1.               The failure of our geographic expansion strategy could hamper our continued growth and profitability.

Our expansion strategy depends, in part, on funding growth in additional markets, on our ability to identify attractive opportunities in markets that will grow and on our ability to manage the operations of acquired or newly established businesses. Should growth decline in our existing markets, not increase as anticipated in markets in which we have recently acquired or established businesses, or not increase in markets into which we subsequently expand, our geographic expansion strategy may not be successful and our business and profitability may suffer.

Our growth strategy relies on acquisitions and establishing new businesses, and our future growth, results of operations and market share would be adversely affected if we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms.

Our strategy depends on us being a large manufacturer in the dairy and juice sectors so that we can benefit from economies of scale, better satisfy customer needs and compete effectively against other producers. Our growth will suffer if we are unable to implement our acquisition strategy, whether because we fail to identify suitable targets, outbid competing bidders or finance acquisitions on acceptable terms or for any other reason. Furthermore, any acquisitions or similar arrangements may harm our business if we are unsuccessful in our integration process or fail to achieve the synergies and savings we expect.

2. The integration of our businesses, as well as of any businesses we may acquire in the future, requires significant time and effort from our senior management, who are also responsible for managing our existing operations. Integration of our businesses may be difficult, as our culture may differ from the cultures of the businesses we acquire or consolidate, unpopular cost cutting measures may be required and control over cash flows may be difficult to establish. Any difficulties encountered in the transition and integration process could have a material adverse effect on our results of operations.

3. Our management information system may be inadequate to support our future growth

Our management information system is less developed in certain respects than those of food producers in more developed markets and may not provide our management with as much or as accurate information as those in more developed markets. In addition, we may encounter difficulties in the ongoing process of implementing and enhancing our management information system.

4. Difficulty in obtaining adequate managerial and operational resources may restrict our ability to expand our operations successfully.

We have experienced rapid growth and development in a relatively short period of time. Management of such growth has required significant managerial and operational resources and is likely to continue to do so. Our future operating results depend, in significant part, upon the continued contributions of a limited number of our key senior management and technical personnel.

We will need to continue to improve our operational and financial systems and managerial controls and procedures to keep pace with our growth. We will also have to maintain close coordination among our logistical, technical, accounting, finance, marketing and sales personnel. Management of growth will require, among other things:

• the ability to integrate new acquisitions into our operations;

• continued development of financial and management systems controls and information technology systems;

• implementation of adequate internal control over financial reporting and disclosure controls and procedures;

• increased marketing activities;

• hiring and training of new personnel; and

• coordination among our logistical, technical, accounting, finance, marketing and sales personnel.

Our success will depend, in part, on our ability to continue to attract, retain and motivate qualified personnel. Competition in Russia, and in the other countries where we operate, for personnel with relevant expertise is intense, due to the limited number of qualified individuals. Although we attempt to structure our compensation packages in a manner consistent with evolving standards of the Russian labor market, we are not insured against damage that may be incurred in case of the loss or dismissal of our key personnel. Departures of senior management may be disruptive to our business and our success will depend, in part, on continuity in our senior management team.

5. WBD long term assets  investment’s yield could differ against geographic position of enterprise, regional prices on raw materials, quality of marketing outlets, kind of output goods, types of used technical equipment, professionalism of staff and so on. In case, if such long term assets will not be repaid, WBD could write-off such assets partial or total in its reporting. Such write-off could influence adversely on financial condition of WBD.

6.            Issuer’s operations are based on stable functioning of communication systems and software, used in operations of issuer and subsidiaries. Thus, malfunction in functioning of any of such components could entail certain problems in issuer’s operations.

III DETAILED INFORMATION ON THE ISSUER

3.1.         Issuer’s background and development

3.1.1. Data on Issuer’s proprietary name

Open Joint Stock Company “Wimm-Bill-Dann Foods”

Abbreviated name.

WBD Foods

Data on Issuer’s name and organizational & legal changes.

Limited liability Company “Wimm-Bill-Dann Foods”

WBD Foods

Introduced: April 16, 2001

Reasons for entity type changes: according to the shareholders general meeting decision on reorganization of Limited liability Company “Wimm-Bill-Dann Foods” by means of transformation in open joint-stock company (proxy of shareholders general meeting on March 23, 2001 #23-04)

The present name introduced: May 31, 2001

In case such proprietary name or abbreviated name of the issuer is similar to proprietary name or abbreviated name of another entity, the issuer should name such entity and give its comments on how they should be identified:

As far as we know our proprietary name or abbreviated name is not similar to proprietary name or abbreviated name of any other entities.

In case the proprietary name of the issuer was registered as a trade mark or service mark, issuer should provide information on such registration.

Proprietary name of the issuer was registered as “Wimm-Bill-Dann” trade mark in different modifications.

Trade mark: Wimm-Bill-Dann

Date of registration: 25.05.1994

Number of registration’s certificate: 117667

Registration’s period of validity: 24.09.2012

Trade mark: Wimm-Bill-Dann and image of small animal with brush

Date of registration: 25.05.1994

Number of registration’s certificate: 117698

Registration’s period of validity: 24.09.2012

Trade mark: WIMM-BILL-DANN is what you want

Date of registration: 28.04.1995

Number of registration’s certificate: 125261

Registration’s period of validity: 31.08.2013

Trade mark: WIMM-BILL-DANN is what you want and image of small animal and oranges

Date of registration: 10.05.1995

Number of registration’s certificate: 125307

Registration’s period of validity: 08.02.2014

Trade mark: WIMM-BILL-DANN is what you want

Date of registration: 19.05.2000

Number of registration’s certificate: 188686

Registration’s period of validity: 10.11.2008

Trade mark: Wimm-Bill-Dann

Date of registration: 31.08.2000

Number of registration’s certificate: 193409

Registration’s period of validity: 10.11.2008

Trade mark: WIMM-BILL-DANN is what you want

Date of registration: 17.01.2003

Number of registration’s certificate: 235617

Registration’s period of validity: 24.08.2011

Trade mark: WIMM-BILL-DANN is what you want

Date of registration: 05.03.2003

Number of registration’s certificate: 237746

Registration’s period of validity: 24.08.2011

Trade mark: Bio Max + Wimm-Bill-Dann (of red font in circle)

Date of registration: 23.04.2003

Number of registration’s certificate: 244489

Registration’s period of validity: 27.04.2011

Trade mark: WIMM-BILL-DANN is what you want

Date of registration: 18.07.2003

Number of registration’s certificate: 251933

Registration’s period of validity: 24.08.2011

Trade mark: Wimm-Bill-Dann

Date of registration: 08.12.2004

Number of registration’s certificate: 279887

Registration’s period of validity: 19.03.2014

Trade mark: WIMM-BILL-DANN that’s what you want

Date of registration: 15.03.2005

Number of registration’s certificate: 284154

Registration’s period of validity: 11.12.2013

Trade mark: product of Company “Wimm-Bill-Dann”

Date of registration: 25.03.2005

Number of registration’s certificate: 285116

Registration’s period of validity: 10.03.2014

3.1.2. Data on Issuer’s state registration record

Issuer’s state registration date: May 31, 2001

State registration certificate No. (Or other document verifying Issuer’s state registration) P-15968.16

Organization that performed Issuer’s state registration: State Registration Chamber attached to Ministry of Justice of the Russian Federation, Moscow Registration Chamber

OGRN    1037700236738

The date of entry into the Unified State Register of Legal Entities: 19.02.2003.

The name of the registrar: Inderdistrict Inspectorate of the Ministry of Taxes and Levies No. 39, Moscow

3.1.3. Data on Issuer’s establishment and development.

Term of Issuer’s existence: since 31.05.2003

Issuer is established for an indefinite term

History of the Issuer’s Foundation and Activities.

Open Joint-Stock Company “Wimm-Bill-Dann Foods” (hereinafter referred to as the Issuer or the Company) was registered on May 31, 2001. The purpose of its creation was to consolidate several production and trading companies, whose shares had been privately owned by a group of persons and were transferred to the Company by including them in authorized capital during its creation in 2001. Control over and management of the WBD Group are the Issuer’s principal areas of activity. In keeping with Article 4 of the Issuer’s Charter, “The main purpose of the Company is to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its charter activity, and to receive profits. On February 14, 2002, OJSC Wimm-Bill-Dann Foods completed the public issue of and registered common shares represented by American depositary receipts (ADR) at the New York Stock Exchange under the “WBD” symbol. Each ADR represents one basic common share of the Company.

The story of WBD Group began in 1992, when the first company owned by a group of persons rented a production line at the Lianozovo Dairy and purchased the first lot of juice concentrates and packaging materials. November 25, 1992 WBD Group produced its first pack of juice under the Wimm-Bill-Dann brand. This name had been chosen in order to attract consumers, who at that point preferred imported products due to their novelty to the market, and also because of the prevailing belief in the higher quality of imported goods. From the very first appearance on the market the name Wimm-Bill-Dann turned into a brand, known to and popular among the majority of Russian consumers.

3.1.4. Contact data

Location: 109028, Moscow, Yauzsky Boulevard, 16/15, office 306

Tel.: (095) 105-5805
Fax: (095) 733-9736

E-mail: MuhinMM@wbd.ru

Internet page(s) displaying information contained in this quarterly report: www.wbd.ru

3.1.5. Taxpayer’s identification number.

7709342399

3.1.6. Issuer’s branches and representative offices

Full proprietary name – Representative office of Wimm-Bill-Dann Foods OJSC in Beijing.

Abbreviated name -  Representative office of WBD Foods in Beijing.

Location of the representative office – Chinese Peoples Republic, Beijing

The decision on establishing of the representative office was adopted by the Issuer’s Board of Directors on June 16, 2004 (Minutes No.19-07 as of 19.07.2004).

The representative office head – Song Bin Bin

The term of authority – October 8, 2004 – October 8, 2007

The changes in the amount of Issuer’s brances and representative offices didn’t take place within the reporting quarter.

3.2. Description of Issuer’s primary areas of operations

3.2.1. Issuer’s branch/sectorial affiliation.

OKWED  Codes:

15.98, 15.51.13, 15511, 51.34.1, 51.38.22, 74.13.1, 15.32, 55.51, 52.25.2, 15.88, 22.13, 74.14, 74.84.

3.2.2. Issuer’s primary activity

Information is not to be indicated in the reporting period

3.2.3       Main types of products (works, services)

Information is not to be indicated in the reporting period

3.2.4       Raw materials and Issuer’s suppliers

Information is not to be indicated in the reporting period

3.2.5. Markets for products (works, services) of the Issuer

Wimm-Bill-Dann Foods Open Joint-Stock Company provides consultation services, as well as grants rights to use trademarks it owns through conclusion of license agreement both in the territory of the Russian Federation and in CIS countries: Kirgyzstan and Ukraine.

Through license agreements, the Issuer grants the right to use:

•      trademarks owned by it;

•      the RAT and LIASOFT computer programs.

The volume of services rendered by WBD Foods in the 1 half 2005 is presented by region in the following tables:

12 months of 2005

No	Country	Volume of services rendered, thou. rubles	% of total volume of services rendered
1	Russia	510 922	98.07
2	CIS countries, total:	9 985	1,92
	including:
2.1.	Kyrgyzstan	510	0,10
2.2.	Ukraine	9 475	1,82
3.	Orhers	72	0,01
	TOTAL	520 979	100

3.2.6. Data on Issuer’s licences held

Issuer holds no licenses.

3.2.7. Data on Issuer’s joint operation

None during reporting period.

3.2.8. Additional requirements to investment funds and insurance companies acting as an issuer

Not applicable.

3.2.9. Additional requirements to issuers, whose main type of activities is extraction of minerals

Not applicable.

3.2.10. Additional requirements to issuers, whose main type of activities is communication services

Not applicable.

3.3. Plans of the Issuer’s Future Activities.

Due to the specifics of the Issuer’s primary area of operations, the Issuer’s future activities plans should include a higher efficiency of WBD Group management. The Issuer’s future activities plans are closely connected with the plans of WBD Group. The use of trademarks by WBD Group businesses, offered on the basis of licensing agreements, will constitute the Issuer’s main source of future income.

The WBD Group is constantly striving to dynamically develop its business and achieve further competitive advantages.

The growing dairy market demands an increase in production volumes without a decline in quality. An increase in juice production capacity is also planned.

One of the main competitive advantages of the WBD Group is its powerful and well-established network of independent distributors. In order to support the steady growth of sales, the construction of Cash&Carry stores will continue. The growth of additional income is planned through both promoting the primary brands of the WBD

Group on the regional markets, and expanding the product range in order to fill major consumer segments, both in terms of flavours and prices.

In general, the plans of future activities of the Issuer and the WBD Group include an intention to fully satisfy the demand of legal entities and private persons in products (works, services), produced (performed, provided) in accordance with its Charter, and to receive profits.

To achieve these goals, the WBD Group will concentrate on the following areas of activity:

1) Production of dairy products and juices. The Issuer is positive that the WBD Group has enough potential to retain and strengthen its leading position in this area;

2) Higher efficiency of production. The WBD Group intends to improve the quality of its products, reduce costs, increase cash flows, and achieve a higher efficiency of work of its employees;

3) Business growth resulting from the production of cheese. Domestic brands of cheese in the Russian Federation are mainly manufactured by small facilities producing traditional cheeses for mass consumption, characterized by low prices and inferior quality. Superior quality brands of hard and soft cheese are imported from Baltic States and other European countries. The WBD Group is planning to start the production of top-quality branded hard and soft cheeses in 2003.

4) Business growth resulting from the production of mineral water. The WBD Group intends to concentrate on the primary areas of its activity. However WBD Group also started the production of mineral water in 2003. The WBD Group believes that despite relatively strong competition, this market segment has an essential potential given a correct marketing approach. The growth of mineral water consumption in summer is expected to make up for the declining seasonal demand for dairy products.

3.4. Issuer’s participation in industrial, banking and financial groups, holdings, concerns and associations.

On May 12, 2004, the General Meeting of Shareholders of WBD Foods OJSC approved accession of the Issuer to Non-Commercial Organization “German Economic Union in the Russian Federation” (Minutes No. 20-05 dated May 20, 2004) whose Charter envisages such aims and objectives as contribution to economic cooperation between the Federal Republic of Germany and the Russian Federation in close cooperation with the German Union of Chambers of Commerce and Industry and the Eastern German Economic Union, as well as with its head organizations.

On June 14, 2005, the General Meeting of Shareholders of WBD Foods OJSC approved the accession of the Issuer to Non-Commercial Organization “Russian Marketing Association”.

3.5. Issuer’s Subsidiaries and dependent companies.

The Issuer’s activity is inextricably linked and determined by the needs and requirements of its subsidiaries and dependent companies.

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 98.02%

Issuer’s share in the total amount of ordinary shares of the entity: 98.02%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Bolotovsky, Roman Viktorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Davidovsky, Oleg Leonidovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Filatov, Vladislav Stanislavovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Usikova Lyubovy Sergeevna

Born: 1955

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Usikova Lyubovy Sergeevna

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity (with specification of the year of birth)

The authorities of the collective executive body members have not been extended.

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 70.47%

Issuer’s share in the total amount of ordinary shares of the entity: 70.47%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Orlov, Alexander Alexandrovich

Born: 1976

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Polikarpova, Natalya Leonidovna

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Person performing the functions of individual executive body of the entity:

Bondarev Sergey Ivanovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: sale of juice products.

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Styazhkin Sergey Vladimirovich

Born: 1972

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share in the total amount of ordinary shares of the entity: 83.19%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: sale of juice products

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Mirzoev, David Revazovich

Born: 1980

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 78.56%

Share of this legal entity in the Issuer’s charter capital: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Nerovnyi Nikolai Nikolaevich

Year of birth: 1946

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share in the total amount of ordinary shares of the entity: 52.24%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Kraynov, Gennady Konstantinovich

Born: 1951

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Krupin, Petr Borisovich

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Sosidka, Evgeny Petrovich

Born: no data

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Person performing the functions of individual executive body of the entity:

Kozlikin, Hikolai Parfentyevich

Born: 1954

Share in Issuer’s Authorised Capital Stock: 0%

Share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company Baltic Milk Dairy

Location: Russia, St. Petersburg, promzona Parnas, 6 Verkhny pereulok, 1

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not formed

Person performing the functions of individual executive body of the entity:

Kotsegubov Aleksey Vladimirovich

Born: 1955

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Description of the principal subsidiary’s activities: sale of mineral water.

Members of the Board of directors of the legal entity:

The Board of directors (Supervisory Board) is not provided

Person performing the functions of individual executive body of the entity:

Mirzoev, David Revazovich

Born: 1980

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share in the total amount of ordinary shares of the entity: 76%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Voloshin, Oleg Nikolaevich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Not provided by the constitutive documents of the entity

Members of collective executive body of the entity (with specification of the year of birth)

Lut Ludmila Pavlovna, (Chairman)

Born 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Misevrina Olga Fedorovna

Born 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Sugeyko Grigory Vasilyevich

Born 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kotsyuba Galina Ivanovna

Born 1950

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Tarasenko Olga Borisovna

Born 1961

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share in the total amount of ordinary shares of the entity: 85%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Kizyko Petr Aleksandrovich

Born: 1978

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Buryan Aleksandr Ivanovich

Born: 1961

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Anisimov Dmitry Aleksandrovich

Born: 1971

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: no share

This person’s share in the total amount of Issuer’s ordinary shares: no share

Ibragimov Marat Galievich

Born: 1958

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Person performing the functions of individual executive body of the entity:

Dobrovolskiy Dmitriy Vladimirovich

Year of birth: 1971

Share in Issuer’s Authorised Capital Stock: no share

Share in the total amount of Issuer’s ordinary shares: no share

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 97.44%

Issuer’s share in the total amount of ordinary shares of the entity: 97.44%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Bespalova, Viktoria Evgenyevna

Born: 1974

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Yerizhenko, Oleg Viktorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Novoseltsev, Nikolay Fedorovich

Born: 1959

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Yerizhenko, Oleg Viktorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint Stock Company “TOSHKENT SUT “

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 76.98%

Issuer’s share of the ordinary shares of the legal entity: 76.98%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Anisimov Dmitry Aleksandrovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Golikov, Konstantin Sergeevich

Born: 1973

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kholov, M.KH.

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Karpov, Vladidmir Ivanovich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed.

Name: Foreign entity Limited Liability Company “Vimm-Bill-Dann Toshkent”

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

The Board of directors has not been formed.

Person performing the functions of individual executive body of the entity:

Surmonin, Sergey Borisovich

Born: 1968

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed.

Name: Open Joint-Stock Company “Kiev Dairy Plant No.3”

Location: 255500, Ukraine, Kievskaya oblast, Vishnevoe, ul. Promyshlennaya, 7

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 94.88%

Issuer’s share in the total amount of ordinary shares of the entity: 94.88%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Dubinin, Mikhail Vladimirovich

Born: 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Voloshin, Oleg Nikolaevich (Chairman of the Management Board)

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Voloshin, Oleg Nikolaevich (Chairman of the Management Board)

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Martynenko, Igor Nikolaevich

Born: 1973

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Name: Limited Liability Company “Valday Sanctuaries”

Location: 174350, Novgorodskaya oblasty, Okulovka, ul. Centralnaya, dom 5

The grounds to consider the company a subsidiary of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of mineral water

Members of the Board of directors of the legal entity:

The Board of directors has not been formed.

Person performing the functions of individual executive body of the entity:

Shulenkov, Kirill Viktorovich

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed.

Name: Open Joint Stock Company “Obninsk diary”

Location: 2490396, Russia, Kuluzhskaya oblasty, Obninsk, Kurchatova street, d.53

The grounds to consider the company a subsidiary company of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 66.33%

Issuer’s share of the ordinary shares of the subsidiary: 66.33%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Baranov Alexander Igorevich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Gorelisheva Ludmila Igorevna

Born: 1958

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Pivikov Sergey Alexandrovich

Born: 1967

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Poletaeva Galina Pavlovna

Born: 1945

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Tsvetkov Alexander Valerievich

Born: 1964

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Poletaeva Galina Pavlovna

Born: 1945

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Limited liability Company “Experimental baby food plant”

Location: 307100, Russia, Kurskaya oblasty, Fatezhskiy district, Chermashnoi PST.

The grounds to consider the company a subsidiary company of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Board of directors is not provided

Person performing the functions of individual executive body of the entity:

Tsarapkin Sergey Fedorovich

Born 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Limited liability Partnership “Wimm-Bill-Dann-Central Asia-Almati”

Location: 050011, Republic of Kazakhstan, Almati,Turksibskiy district, Burundayskaya street, d.93D

The grounds to consider the company a subsidiary company of the Issuer: prevailing share of the Issuer in the authorized stock of the company

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share of the ordinary shares of the subsidiary: 100%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Board of directors is not provided

Person performing the functions of individual executive body of the entity:

Mironov Denis Sergeyevich

Born 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Dependent companies

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 34.95%

Issuer’s share in the total amount of ordinary shares of the entity: 34.95%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Andreev, Yury Maksovich

Born: 1950

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Vlasenko, Yury Anatolyevich

Born: 1968

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Skopinov Viktor Grigorievich

Born: 1944

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Evdokimov Victor Egorovich

Born 1953

This person’s share in the Issuer’s charter capital: 0.34%

This person’s share in the total amount of Issuer’s ordinary shares: 0.34%

Person performing the functions of individual executive body of the entity:

Savenkova Inessa Porfiryeva

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share in the total amount of ordinary shares of the entity: 25.1%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Gagev, Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Laryushkina, Ekaterina Evgenyevna

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Orlov, Alexander Sergeevich

Born: 1948

This person’s share in the Issuer’s charter capital: 3.47%

This person’s share in the total amount of Issuer’s ordinary shares: 3.47%

Tsarapkin, Sergey Fedorovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Yudkin, Sergey Ivanovich

Born: 1957

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Bakunova, Victoria Vladimirovna

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Person performing the functions of individual executive body of the entity:

Gagev, Aleksandr Ivanovich

Born: 1952

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not formed

Name: Open joint stock company “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share in the total amount of ordinary shares of the entity: 47.7%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Bolotov, Aleksandr Gennadyevich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kizyko, Petr Aleksandrovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Murtazin, Salavat Rizovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Person performing the functions of individual executive body of the entity:

Kizyko, Petr Aleksandrovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Kizyko, Petr Aleksandrovich

Born: 1978

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Popov, Konstantin Ilyich

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Shtab, Natalya Anatolyevna

Born: 1975

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Shlenev, Vladimir Alekseevich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Arhipova, Irina Aleksandrovna

Born: 1960

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Khasiev, Albert Maratovich

Born: 1977

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Gabdulkhakov, Artur Lyabilovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12a

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 39.66%

Issuer’s share of the ordinary shares of the subsidiary: 39.66%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Anisimov, Dmitry Aleksandrovich

Born: 1971

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Golikov, Konstantin Sergeevich (Chairman)

Born: 1973

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzymin Oleg Egorovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Person performing the functions of individual executive body of the entity:

Rumyantseva, Margarita Nikolaevna

Born: no data

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, ul. Larina, d. 19

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share in the total amount of ordinary shares of the entity: 44.59%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Nechaeva, Olga Igorevna

Born: 1970

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Slezko, Oleg Mikhailovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Styazhkin, Sergey Vladimirovich

Born: 1972

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Iakobachvili, David

Born: 1957

This person’s share in the Issuer’s charter capital: 7.76%

This person’s share in the total amount of Issuer’s ordinary shares: 7.76%

Person performing the functions of individual executive body of the entity:

Slezko Oleg Mikhailovich

Born: 1969

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

Name: Closed Joint Stock Company “Karasuk Milk”

Location: Russia, Novosibirskaya oblasty, Karasuk, Radischeva street, d.16

The grounds to consider the company a dependent company of the Issuer: share of the Issuer in the authorized stock of the company exceeds 20%

Issuer’s share in the charter capital of the legal entity: 37.97%

Issuer’s share of the ordinary shares of the subsidiary: 37.97%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Members of the Board of directors of the legal entity:

Gofman, Aleksandr Pavlovich

Born: 1956

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Novoseltsev Nikolay Fedorovich

Born 1959

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Kuzmin Oleg Egorovich

Born 1969

This person’s share in the Issuer’s charter capital: 5.71%

This person’s share in the total amount of Issuer’s ordinary shares: 5.71%

Kiba, Victor Ivanovich

Born: 1951

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Plastinin, Sergei Arkadievich

Born: 1968

This person’s share in the Issuer’s charter capital: 9.30%

This person’s share in the total amount of Issuer’s ordinary shares: 9.30%

Person performing the functions of individual executive body of the entity:

Kiba, Victor Ivanovich

Born: 1951

This person’s share in the Issuer’s charter capital: 0%

This person’s share in the total amount of Issuer’s ordinary shares: 0%

Members of collective executive body of the entity:

Collective executive body is not provided

3.6. Composition, structure and cost of the Issuer’s fixed assets, information on acquisition, replacement, withdrawal of the fixed assets, as well as on all encumbrances of the Issuer’s fixed assets

3.6.1       Fixed assets

Information should not be indicated in reporting period.

IV            INFORMATION ON FINANCIAL AND ECONOMIC ACTIVITIES OF THE ISSUER

4.1          Results of the financial and economic activities of the Issuer

Information should not be indicated in reporting period.

4.2. Liquidity of the Issuer

Information should not be indicated in reporting period.

4.3. Size, structure and adequacy of the issuer’s equity and working capital

4.3.1. Size, structure and adequacy of the issuer’s equity and working capital

Acct No. old/new	Description, thousands RUR	Balance as per December 31, 2005
1	Authorized stock	880000
2	Reserve capital	23251
3	Additional capital	4958622
4	Retained earnings in the current year	Not indicated
5	Retained earnings in the previous years	439777
6	Loss in the previous years	0
7	Targeted financing and revenues	0
8	Reserves for deferred expenses and payments	13491
	Total:	Not indicated

4.3.2. Investments of the Issuer

Information should not be indicated in reporting period.

4.3.2.1. Long-Term Investments

Information should not be indicated in reporting period.

4.3.2.2. Short-term investments (debt securities)

Information should not be indicated in reporting period.

4.3.3. Intangible Assets of the Issuer

Information should not be indicated in reporting period.

4.4. Information on the Issuer’s R&D Policies and Expenses, Including Licenses, Patents, New Products, and Research

We invest significant financial and human resources in new product development, focusing on long-term strategic development projects that are expected to create innovative products and technologies. As of December 31, 2004, our product and technologies development departments located at Lianozovo Dairy Plant had 42 employees and our new juice product and quality department at the Ramenskiy Plant had 26 employees. These departments often cooperate with third parties such as Russian research institutions, specialized research firms and suppliers. In 2004, 2003 and 2002 we spent approximately $0.6 million, $1.2 million and $0.9 million on activities associated with new product development.

We keep track of our intellectual property and monitor the protection of our brand names and instances of copyright infringement in Russia and the CIS. The extent to which we seek protection of our trademarks outside of Russia and the CIS depends on the significance of the brand and jurisdiction concerned.

Protection of intellectual property rights is one of the key elements of the Issuer’s R&D policies.

1. Information on the creation of intellectual property within the 2 quarter of 2005

1.1 Applications for trademarks filed :

•      trademarks filed within Russia – 15

•      Applications for patent for industrial design filed within Russia – 2;

2. Information on legal protection obtained for intellectual property

2.1. Trademarks

No	Certificate No	Date of registration	Country of filing	Description of trademark	Valid Until
1	299437	12/12/05	Russia	J-7 idea (comb.)	21/10/13
2	299442	12/12/05	Russia	Glazurok (literal)	26/03/14
3	298327	17/11/05	Russia	Molochnaya melenka (literal)	31/05/14
4	299013	02/12/05	Russia	2 Bio (comb.)	08/06/14
5	299099	05/12/05	Russia	Otkroi novoe (literal)	12/10/14
6	298382	17/11/05	Russia	Chudo El’pai (comb.)	22/10/14
7	299076	05/12/05	Russia	Neo shape (literal)	07/12/14
8	18648	05/07/05	Kazakhstan	Kefirel (literal)	28/03/13
9	18923	08/08/05	Kazakhstan	J-7 (three-dimensional)	09/01/14
10	18954	22/08/05	Kazakhstan	FRESH PREMIUM uniqal’naya tekhnologiya (comb.)	28/03/13
11	54004	15/09/05	Ukraine	J-7 (three-dimensional)	14/01/14
12	54727	17/10/05	Ukraine	Bio Max bifido kefir (comb.)	28/08/13
13	864093	17/09/04	WIPO	toobio (literal)	17/09/14
14	867216	16/12/04	WIPO	Wonder Berry original russian (comb.)	16/12/14
15	867448	11/04/05	WIPO	NEO (literal)	11/04/15
16	867449	11/04/05	WIPO	Joyfit (literal)	11/04/15

2.2. No patents for inventions, utility models and industrial designs were received in the reporting quarter.

3. Information on issue of licenses for intellectual property in the fourth quarter of 2005.

No	Licensee	No of TM	No of contract registration	Date of contract	commentary
1	ZAO “Njrgovy dom “Lava”	5	No RD0003064	17/10/05
2	OAO “ZDMP”	4	No RD0004031	15/11/05	With a right to grant sublicense
3	OAO “ZDMP”	4	No RD0004261	22/11/05	With a right to grant sublicense
4	OAO “ZDMP”	2	No RD0004262	22/11/05	With a right to grant sublicense
5	OAO “LMK”	35	No RD0005395	23/12/05	With a right to grant sublicense
6	OAO “Tuimazy diary”	3	No RD0003075	17/10/05
7	OAO “Ufamolagroprom”	9	No 9108	12/10/05
8	OAO “ZMK”	1	No RD0004285	22/11/05	With a right to grant sublicense

4. Information on extension of the validity of title of protection for intellectual property in the fourth quarter of 2005.

A petition on extension of term of validity of verbal TM “WimBe” (license #158845) has been submitted in Rospatent

4.5. Analysis of the trends of development in the area of primary activity of the Issuer.

Markets

The Russian economy continues to experience growth, having grown at rates of 7.1%, 7.3% and 4.7% in 2004, 2003 and 2002, respectively. Disposable income also continues to grow, although disposable income levels in the regions will continue to lag behind Moscow levels. We believe these macroeconomic improvements in Russia are supporting the favorable industry trends we have seen. Dairy consumption is shifting towards packaged products whereas the share of unpackaged dairy products is steadily decreasing. In addition, consumers in Russia have, in recent years, been demanding more juice-containing, dessert and enriched products. We expect the increasing preference for juice over fresh fruit, which generally accompanies increased incomes, will result in the consumption of vitamin-rich, value-added products with different tastes and nutritional characteristics, including increased demand for juice-containing beverages. However, both the dairy and juice markets will continue to become more competitive, with producers engaging in aggressive advertising and marketing strategies, as well as making substantial investments in modernizing packaging and manufacturing equipment. The dairy industry is also seeing the stronger presence of small regional producers.

Dairy Segment

In 2004, raw milk prices increased by approximately 17% in ruble terms, which is 24% in dollar terms. We expect the price for raw milk to continue increasing in both U.S. dollar and ruble terms during 2005, impacting the profit margins on our dairy products. We believe the higher raw milk prices are due to the increased demand for raw milk from regional dairy producers, coupled with the decline of dairy cattle stock in Russia and increase in the cost of raw milk production.

After a period of relatively stable dairy production since 2000, domestic dairy production in Russia suffered a year-on-year slump in 2004. The general decline was partly due to the on-going reduction of dairy cattle in Russia and, consequently, higher gross national dairy production is not expected in 2005. As a result, the volume of imported dairy products has increased, which we expect will continue in 2005.

Despite the decline in domestic dairy production, dairy product sales increased in 2004. The most significant growth was seen in the dairy desserts segment, including juice/milk products, yogurts and curd desserts. In addition, the market for cheese products grew substantially in 2004. Industry experts estimate that the Russian dairy market will grow by 2.5% in 2005, and that, due to inflation, growth will be higher in monetary terms than in actual volumes due to price increases for packaged dairy products.

The regional structure of Russia’s dairy market continued to shift in 2004, with dairy product sales increasing in regional markets at a more rapid rate than in Moscow and the Center region of Russia. We expect that the growth in regional dairy sales will continue to outpace growth in Moscow during 2005.

Milk and kefir were key drivers of the volume growth in our dairy segment. At the same time yogurts, dairy deserts and juice containing dairy drinks grew at a lower pace than we initially anticipated. However, we believe that the consumption of these higher margin products will increase in 2005.

Competition

In the traditional dairy product markets, we compete primarily with local producers, such as St. Petersburg-based Petmol and the Moscow-based Ostankino Dairy Plant and Ochakovo Dairy Plant, as well as with a number of smaller producers in other regions of Russia. In the enriched dairy product market, we compete primarily with Groupe Danone, the Ochakovo Dairy Plant and Petmol. In the yogurt and desserts market and, to some extent, in the children’s product market, we compete with foreign producers such as Danone, Campina, Onken and Ehrmann who continue to invest in their businesses in Russia. We view the following producers as our primary competitors:

• Groupe Danone, a French company which is the most active foreign producer in Russia and aggressively promotes its products. It has a dairy plant in the Volga region where it produces yogurt, fruit yogurts and kefirs, as well as a dairy plant in the Moscow region. Its domestically produced and imported products are sold under the Danone brand name across Russia through its own distribution network. According to the nine-city AC Nielsen study, in 2004, Danone had a 25.9% market share in yogurt and dessert dairy products and a 15.6% overall market share in the Russian dairy product market. Danone owns 8.3% of our outstanding shares in the form of ADSs.

• Petmol, a St. Petersburg-based company that produces a wide range of dairy products, although it focuses on yogurts and desserts. According to the nine-city AC Nielsen study, in 2004, Petmol had a 7.2% market share in traditional dairy products, a 2.1% market share in yogurt and dessert dairy products and a 5.2% overall market share in the Russian dairy product market.

• Ostankino Dairy Plant, a Moscow-based company and one of the largest dairy plants in Russia. It is our principal competitor in Moscow, with a particularly strong milk brand. According to the nine-city AC Nielsen study, in 2004, the Ostankino Dairy Plant had a 3.6% market share in traditional dairy products, a 1.3% market share in yogurt and dessert dairy products and a 2.4% overall market share in the Russian dairy product market.

• Ehrmann, a German company producing yogurt products at its plant located in the Moscow region. Its brand names Ehrmigurt, Yogurtovich, Fruktovich and Uslada were developed specifically for Russian consumers. According to the nine-city AC Nielsen study, Ehrmann had an 8.0% market share by sales in yogurt and dessert dairy products in 2004.

We believe that we generally have several advantages over other Russian producers, including a larger production capacity and higher quality products, as well as greater innovation, new product development, geographical coverage, centralized management and marketing capabilities. However, many other domestic producers tend to benefit in comparison to us from lower cost bases, including lower advertising and distribution costs, and, for certain consumers, a preferred image.

Recent trends also indicate that industry consolidation may lead to the appearance of larger domestic producers, which could become significant competitors. For example, according to press reports, a subsidiary of Multon, our principal competitor in the Russian juice market, acquired a 20% stake in the Ochakovo Dairy Plant in December 2001, and the two controlling shareholders of Multon subsequently acquired a further 48% stake in the Ochakovo Dairy Plant. The acquisition by Multon and Multon shareholders of a controlling stake in the Ochakovo Dairy Plant may increase the competitive position of the plant in the Russian dairy market by affording it the benefits of Multon’s wider distribution network and marketing potential. In addition, we saw the emergence in 2002 of a new competitor in the dairy market. Unimilk undertook a string of acquisitions during 2002, including its acquisition of our major competitor Petmol in St. Petersburg and Galakton, Ukraine’s largest dairy plant. In 2004 and the first quarter of 2005, Unimilk acquired five additional Russian dairy plants and is also reportedly in the process of acquiring a stake in the Siberian Dairy Plant. Unimilk has also announced its plans to invest approximately $30 million to construct a new dairy plant in the Rostov region and has estimated that its capital expenditure plans for 2005 will total approximately 1 billion rubles (approximately $36 million). These acquisitions and investments by Unimilk will likely heighten its competitive position substantially in the Russian and CIS dairy product market.

Foreign dairy manufacturers generally have large promotional budgets and advanced production know-how, allowing them to offer quality and innovative products, and strong distribution networks. While foreign manufacturers generally tended in the past to focus on niche markets, usually in the premium segment, they are now increasingly concentrating on producing products for the average Russian consumer with an average income. Moreover, whereas our foreign competitors tended in the past to rely primarily on imported products, which are more expensive, a number of these companies, such as Danone, Parmalat, Campina and Ehrmann, have invested and continue to invest in domestic production facilities, reducing the competitive advantages that we have over foreign competitors without domestic production capability.

For example, Danone owns two plants in Russia and has introduced several of its yogurt brands into the Russian market, some of which were developed specifically for Russian consumers. The Dutch company Campina also owns a dairy plant in Russia that produces fresh yogurts and yogurts with a long shelf life. In addition, the German companies Ehrmann and Onken produce yogurt at Russian plants, and Onken launched its own dairy production factory in Russia in 2003. Foreign cheese producers also launched production facilities in 2003, including French company Laktalis and German company Hochland, which reportedly invested $13 million and 35 million euro, respectively, in 2003. Due to their increased domestic production of yogurt and dairy desserts, foreign producers have become our main competitors in these sectors, whereas we mainly compete with domestic producers in the traditional milk products sector.

We believe that we have several important competitive advantages that will allow us to maintain a leading position in the Russian dairy market: strong and diversified brands, stable access to raw milk, a broad proprietary distribution network, new product development focus, modern production assets and technology, access to external capital and a strong management team. We also benefit from our strong regional production base, enhanced by our extensive modernization program carried out during 2003, while our foreign competitors must generally transport their yogurts and premium segment desserts from Moscow to the regions, which is costly and logistically complex.

We intend to take advantage of these strengths through our strategy of promoting brand awareness and loyalty with an emphasis on product quality, as well as by continuing our efforts to focus on developing new products equal to or better in quality than those offered by Western producers.

Juice Segment

In 2003 and 2004, we witnessed price increases in juice concentrate and other ingredients resulting, in part, from bad harvests and poor weather conditions in juice-concentrate producing regions. These price increases were more moderate in 2004 than in 2003, and we expect that price increases for juice concentrate and other materials to remain flat during 2005. However, prices can still be influenced by weather conditions and harvests. Also, as euro to dollar exchange rates in 2004 were unstable and a significant part of our concentrates prices are denominated in euro, the cost of juice production was higher in 2004 than in 2003. We expect fluctuations in the euro to dollar exchange rates will continue to impact our juice production costs in 2005, and also may result in a further decrease in juice margins.

Average selling prices of our juice products increased during 2004. We expect further moderate increases in juice sales prices in rubles terms in 2004 and increased share of value-added products. We believe that average selling prices in the regions will generally continue to be lower than average selling prices in Moscow and St. Petersburg due to the consumer preferences in the regions, where household incomes are typically lower, for lower price products, which will have a negative effect on our gross margin.

The operating environment has been challenging since the 1998 financial crisis. Competitive pressures have intensified because of the low purchasing power of households outside of Moscow and St. Petersburg and the rising number of domestic producers. We initially responded to this competitive challenge by holding our prices constant in an inflationary environment, as well as by introducing two new brands, one targeted at the middle-market price segment and the other at the mass-market price segment. In addition, we have been revising our juice distribution network, reducing the number of distributors we work with and maintaining relationships with distributors having direct distribution capabilities. We believe that, together with the launch of new products, the increased share of higher-priced products in our product mix, increased advertising, new packaging and increased production capacity, these strategies will increase public awareness of our products and our sales, which will allow us to expand our market share at acceptable prices. At the same time, however, our profit margins on our juice products decreased in 2002, improved in 2003 and remained relatively flat in 2004 and sales volume decreased year on year in 2003 and 2004 due to vigorous market competition from domestic and foreign producers and our ongoing overhaul of our juice distribution network.

Our principal competitors in the Russian juice market include the following companies:

• Multon is a St. Petersburg-based company that, according to the Business Analytica survey, had a 28.5% market share in Russia and a 20.1% market share in Moscow during 2004. Its “Rich,” “Kind” and “Niko” brands entered the Moscow market in 1998 and since then have gained significant market shares primarily through aggressive pricing policies and advertising. Multon was purchased by Coca-Cola in May 2005.

• Lebedyansky is based in the Lipetsk region and, according to the Business Analytica survey, had a 24.3% market share in Russia and a 27.6% market share in Moscow during 2004. Its “Tone,” “I,” “Fruit Garden” and other brands have become well-known among Russian consumers. Lebedyansky recently acquired a majority stake in Progress, a juice concentrate producer. Lebedyansky raised over $150 million in its initial public offering in Russia in March 2005.

• Nidan-Ecofruct is a Novosibirsk-based Russian company that, according to the Business Analytica survey, had an 11.0% market share in Russia and an 11.1% market share in Moscow during 2004.

An important factor behind the success of domestic producers is the relatively low price of the products which they can offer at a quality level satisfactory to consumers. However, we believe that we have significant competitive advantages over these Russian producers, including greater production capacity, marketing capabilities, brand awareness, brand value and distribution networks, as well as higher quality products.

Several foreign companies invested in domestic production facilities during 2001, including Coca-Cola, which began large-scale production of its “Minute Maid” brand juices at a production facility in the Russian city of Orel and purchased local producer Multon, one of our primary competitors, in May 2005. In addition, the Russian-Finnish joint venture United Juice Co. started production in St. Petersburg of its “Marli” brand juices, and the German company Glocken Gold began to produce its juices at a plant outside of Moscow. During 2004, PepsiCo aggressively entered the Russian market with its “Tropicana” brand juices, which it produces domestically at the Nidan-Ecofrut plant in the Novosibirsk region. Domestic production by foreign producers in Russia reduces the competitive advantages that we have over foreign competitors without domestic production capability.

However, we believe that we can compete successfully against foreign producers. We offer our customers quality juice products with a range of different tastes and nutritional characteristics. We also have a wide network of production facilities and sell our products through a broad proprietary distribution network with good customer service standards. Further, we have a quality brand portfolio which ranks highly in almost all market segments, and we plan to continue to devote significant resources to advertising and marketing our leading brands.

Water Segment

We entered the mineral water market in 2003. We estimate that the mineral water market in Russia is growing at approximately 20% a year. Our water division, which has now merged with our juice division in to a new “beverage” division, is planning to diversify its product range in 2005 to include lower priced brands catering to the mass market and expanding its production capacity and shelf presence with newly launched formats of its Essentuki brand.

The increase in cost of raw material and packaging is predicted to be stable and increased cost of transportation and promotional campaigns for newly launched brands could negatively impact our margins and operating income.

From January 1, 2005, we merged our juice and water divisions to create the new “beverage division.” We launched our water operations in March 2003, when we began operations at our new water processing and bottling factory in the Novgorod region, and extended our operations in August 2003 with the acquisition of a mineral water factory and underground wells in the Essentuki area of Russia. Our mineral water products are positioned in the upper-middle segment of the market and cater to consumers who prefer bottled natural mineral water to purified or ordinary tap water. In 2005, we merged our water and juice businesses into one single business unit called “Beverages” to further reduce costs and benefit from natural synergies.

We obtain natural mineral water from an underground source near the Valdai National Preserve, which is bottled at our factory in the town of Okulovka in the Novgorod region. This plant is capable of processing up to 360,000 liters of bottled water per day. The still and sparkling natural drinking water bottled at our Okulovka plant became commercially available during May 2003 and is marketed nationally in Russia under the “Sanctuary Valdai” brand name. Our Sanctuary brand portfolio was broadened in 2004 to include water from the Caucus region, sold under the “Sanctuary Beshtau” brand. “Sanctuary Beshtau” is sold in 0.5 liter and 0.33 liter glass bottles and in 5 liter plastic bottles for home consumption.

In August 2003, we acquired underground wells and a factory that produces “Essentuki” mineral water. Essentuki brand water is mineral water from the Essentuki area of Russia, which is known for its mineral waters and spas. Essentuki was a famous Soviet brand, and is still one of Russia’s best known mineral water brands. It is produced and bottled by several manufacturers in the Essentuki area in recognizable 0.5 liter dark green bottles long associated with the brand. We also produce Essentuki in 1.5 liter plastic bottles, and we are currently considering launching other formats. Our Essentuki area factory has a production capacity of about 6,000 units per hour, which is fully utilized, and we are seeking to acquire additional capacity. We remain committed to expanding our Essentuki production capacity.

During 2004, we invested a total of $1.6 million in the development of our bottled water production. We have allocated $6.1 million for investment in our bottled water business in 2005.

Although there is no significant history of consumption of non-aerated bottled drinking water in Russia, the situation is changing due to environmental factors. There is a rising interest in bottled drinking water in Russia, especially in large cities such as Moscow. The mineral water market is expanding not only in terms of production volumes, but also in terms of the number of brands. Moreover, the number of Russian premium brands is growing, while the share of imported brands is declining.

Our aim in entering the bottled water sector is to satisfy the growing demand among Russian consumers for quality mineral water using ecologically pure Russian sources. We believe that consumers will eventually distinguish and value the superior quality spring and natural water that we offer them as opposed to purified water.

We believe that our primary competitors in this area will be Pepsi’s “Aqua Minerale” and Coca-Cola’s “BonAqua,” as well as Borzhomi, Narzan and Saint Springs, all of which are produced in the CIS. We have positioned our brand in a more up-to-date style, accentuating the fact that it is a naturally produced mineral water, and offer both still and carbonated waters in a variety of bottle sizes, giving consumers a wider choice.

See also the analysis of trends of development in the primary Issue’s activity in Section 2.5.5. (Risks associated with acquisition of placed securities).

V. Detailed information on the persons in the Issuer’s management and its business activities monitoring bodies and brief information on the Issuer’s staff (employees)

5.1. Data on structure and authority of Issuer’s management/administration

Structure of Issuer’s management / administration.

1. General Meeting of Shareholders;

2. Board of Directors;

3. Chairman of the Management Board;

4. Management Board

Competence of the Issuer’s general meeting of shareholders (participants) pursuant to its charter (constituent documents):

…. The following are assigned to the competence of the General Meeting of Shareholders:

1)  amendment of the Company’s charter or approval of a restated version of the Company’s charter;

2) reorganization of the Company;

3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;

4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;

5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;

6) increasing the charter capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the charter capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;

7) decreasing the charter capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;

8) election of members of the Audit Committee and early termination of their powers;

9) approval of the Company’s auditor;

10)  approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

11) determination of the procedure for holding the General Meeting of Shareholders;

12) election of members of the Counting Committee and early termination of their authorities;

13) splitting and consolidation of shares;

14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;

15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;

16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;

17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;

18) approval of internal documents regulating the activity of the Company bodies;

19) decision of other questions provided for by the JSC Law.

Competence of the Issuer’s Board of Directors pursuant to its charter (constitutive documents):

…… The following are assigned to the competence of the Board of Directors (Supervisory Board) :

1)     determination of the priority directions of the Company’s activities;

2)     calling of annual and extraordinary General Meetings of Shareholders, except in the cases provided for by article 55.8 of the JSC Law;

3)     approval of the agenda of the General Meeting of Shareholders;

4)     determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues, assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;

5)     placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;

6)     determination of the price (monetary value) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;

7)     acquisition of shares, bonds, and other securities placed by the Company in the cases provided for by the JSC Law;

8)     formation of the executive bodies of the Company and early termination of their authorities—election of the Chairman of the Management Board and appointment of the members of the Management Board,

9)     determination of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;

10)   recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;

11)   recommendations on the amount of the dividend on shares and the procedure for its payment;

12)   utilization of the reserve fund and other funds of the Company;

13)   approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this Charter to the competence of the Company’s executive bodies;

14)   creation of branches and opening of representative offices of the Company;

15)   approval of major transactions in the cases provided for by chapter X of the JSC Law;

16)   approval of the transactions provided for by chapter XI of the JSC Law;

17)   approval of the Company’s registration body and the terms of the contract with the registration body, and termination of the contract with the registration body;

18)   other issues provided for by the JSC Law and Company’s charter….

Competence of the Issuer’s individual and collective executive bodies in accordance with its charter (constitutive documents):

“ 17.1. Management of the Company’s current activities shall be carried out by the individual executive body of the Company— the Director (Chairman of the Management Board)—and by the collective executive body of the Company—the Management Board. The executive bodies of the Company (the Chairman of the Management Board and the Management Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2. The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3. Assigned to the competence of the individual executive body of the Company are all issues of management of the Company’s current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The individual executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4. The Chairman of the Management Board without a power of proxy shall act on behalf of the Company, including:

1)              carry out operative management of the Company’s activities;

2)              have the right of first signature on financial documents;

3)              direct and dispose of the Company’s property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;

4)              represent the Company’s interests both in the Russian Federation and elsewhere, including in foreign states;

5)              approve staff lists, conclude employment contracts with the Company’s employees, and offer incentives to and impose penalties on the Company’s employees;

6)              direct the work of the Management Board and preside at its meetings;

7)              recommend candidates for the Management Board to the Board of Directors for approval;

8)              complete transactions in the Company’s name, except in the cases provided for by the JSC Law and the Company’s charter;

9)              issue powers of attorney on in the Company’s name;

10)        open bank accounts of the Company;

11)        organize the Company’s accounting and reporting;

12)        issue orders and instructions binding upon all employees of the Company;

13)        perform other functions necessary for achievement of the goals of the Company’s activities and assurance of its normal operation in accordance with current legislation and the Company’s charter, with the exception of the functions assigned by the JSC Law and the Company’s charter to other management bodies of the Company.

The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company’s activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

•      organization of the Company’s accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;

•      decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;

•      establishment of prices, rates, and commissions under contracts with suppliers and consumers;

•      ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;

•      keeping personnel records in accordance with current Russian legislation;

•      monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;

•      the book-keeping of the Company’s archives, ensuring clerical work and the work of the Company’s office, and organization of document storage at the Company in accordance with current legislation;

•      providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;

•      organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

•      performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company….”

The Issuer’s Corporate Governance Code – a document aimed at the regulation of Issuer’s corporate conduct was adopted by the Issuer’s Board of directors on December, 17 2004 (Minutes No.17-12, dated December 20, 2004).

Internet page to get access to the full text of the said document: http://www.wbd.ru/content/files/17012005/release-2-ru.pdf

Internet page to get access to the full text of the current wording of the Charter and internal documents, governing the activity of Issuer’s bodies:

http://www.wbd.ru/wbd/charter/

5.2. Information on the persons in the Issuer’s management bodies

Board of Directors

Chairman: David Iakobachvili

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Education: high

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1997 - 2004

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - 2005

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2005

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2005

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2003

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2003

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of the Board of Directors

Period: 2001 – 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2005

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2005

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - 2005

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of the Board of Directors

Period: 2001 - 2004

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of Board of Directors

Period: 2002 - 2005

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - 2005

Organization: OJSC “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Istrinskiye ruchyi”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Nadegnyi fundament”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “S-trading”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Petri-trade”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Cliff-nedvighimosty”

Area of Operations: no data

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “Nonprofit partnership “Residences of Benilux”

Area of Operations: no data

Position: Member of the Management Board

Period: 2004 - Present

Organization: “Autonomous nonprofit organization “International community council on awarding of “Golden falcon” medal”

Area of Operations: no data

Position: Member of the Management Council

The person’s share in the authorized capital stock of the Issuer: 5.71%

The person’s share of the Issuer’s common stock: 5.71%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.049%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Orlov, Alexander Sergeevich

Born: 1948

Education: higher

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1997 - 2005

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2003

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Children’s Dairy Products Factory

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2004

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1998 - 2005

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of the Board of Directors

Period: 1998 - 2003

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: management and consulring services

Position: General Director

Period: 1998 - 2005

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Supervisory Board Member

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2003 - 2004

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - 2004

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: “Central European Brewing Company” LLC

Area of Operations: Production and sale of beer, low alcohol content and alcohol-free beverages

Position: Member of the Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2003

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2003 - 2005

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2005

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2003

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Buryn milk powder factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2005

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - 2005

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: 3.47%

The person’s share of the Issuer’s common stock: 3.47%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.028%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Plastinin, Sergei Arkadievich

Born: 1968

Education: higher

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of the Management Board

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1993 - 2005

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 2004

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2005

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - 2004

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “PIK Centre” Ltd

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “Agro-industrial holding company “Razvitie regionov”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: 9.30%

The person’s share of the Issuer’s common stock: 9.30%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.049%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

David Iakobachvili

Born: 1957

Education: higher (unfinished)

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of Board of Directors

Period: 2001 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - 2003

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: OJSC “East-European Insurance Agency”

Area of Operations: Insurance services

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol products

Position: Member of Board of Directors

Period: 2000 - 2001

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: Airport Financial Services Limited

Area of Operations: Financial services

Position: Director

Period: 1997 - 2002

Organization: OOO “Trinity”

Area of Operations: Servicing and maintenance of machinery and equipment

Position: Member of Board of Directors

Period: 1999 - 2003

Organization: OJSC “Prospect”

Area of Operations: Catering

Position: Member of Board of Directors

Period: 2001 - 2002

Organization: ZAO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2002 -Present

Organization: OOO “Metelitsa-Club”

Area of Operations: Organization and running of public catering establishments

Position: Member of Board of Directors

Period: 2003 - 2005

Organization: ZAO “Auto-Sorok”

Area of Operations: Transport and expeditionary services

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “RusAgroProject”

Area of Operations: Intermediate services

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “Agrocomplex Gorky-2”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO Breeding farm “Naro-Osanovsky”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2005 - Present

Organization: ZAO “Victory”

Area of Operations: storage facilities services

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of food products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

The person’s share in the authorized capital stock of the Issuer: 7.76%

The person’s share of the Issuer’s common stock: 7.76%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.026%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Yushvaev, Gavril Abramovich

Born: 1957

Education: higher

Positions over past 5 years:

Period: 2005-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “RusAgroProject”

Area of Operations: Intermediate services

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO “Agrocomplex Gorky-2”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2004 - Present

Organization: ZAO Breeding farm “Naro-Osanovsky”

Area of Operations: production of agricultural production

Position: Member of Board of Directors

Period: 2005 - Present

Organization: ZAO “Victory”

Area of Operations: storage facilities services

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: 16.57%

The person’s share of the Issuer’s common stock: 16.57%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.076%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Scherbak, Vladimir Nikolaevich

Born: 1939

Education: higher

Positions over past 5 years:

Period: 1996 - 1999

Organization: Ministry of Agriculture and Food of the Russian Federation

Area of Operations: Management in the sphere of the agro industrial complex and food supplies

Position: First Deputy Minister

Period: 1999 - 2000

Organization: Government of the Russian Federation

Area of Operations: Executive functions

Position: Minister, Deputy Chairman of the Russian Federation Government

Period: 2001 - 2003

Organization: OJSC “Lianozovsky Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2004-Present

Organization: AKB “Gusar”

Area of Operations: banking

Position: Chairman of the Board of Directors

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Tutelyan, Victor Alexandrovich

Born: 1942

Education: higher

Positions over past 5 years:

Period: 1980 - 1999

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Deputy Director

Period: 2000 - Present

Organization: Institute of Nutrition of the Russian Academy of Medical Sciences

Area of Operations: scientific research

Position: Director

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Yasin, Eugeny Grigorievich

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1998 - Present

Organization: Moscow State University - Higher School of Economics

Area of Operations: Teaching

Position: Scientific adviser

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Guy de Selliers

Born: 1952

Education: higher

Positions over past 5 years:

Period: 1999 - 2000

Organization: Fleming, Investment Bank

Area of Operations: Banking

Position: Head of European Department

Period: 2001 - 2003

Organization: Leader Capital

Area of Operations: Private stock fund

Position: Chairman

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2002 - Present

Organization: Norilsk Nickel

Area of Operations: Metallurgy

Position: Member of the Board of Directors

Period: 2003 - Present

Organization: HB Advisers (UK)

Area of Operations: Consulting services

Position: Chairman of the Board of Directors

Period: 2003 - Present

Organization: Chatura Furniture

Area of Operations: production and sale of furniture

Position: Member of the Board of Directors

Period: 2004 - Present

Organization: Solvey S.A.

Area of Operations: no data

Position: Member of the Board of Directors

Period: 2004 - Present

Organization: Apprion Group, Ltd

Area of Operations: no data

Position: Chairman of the Board of Directors

Period: 2004 - Present

Organization: Fortis Group

Area of Operations: no data

Position: member of the International supervisory board

Period: 2005 - Present

Organization: Partners in Hope (Charity)

Area of Operations: charity

Position: member of supervisory board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Michael A. O’Neill

Born: 1945

Education: higher

Positions over past 5 years:

Period: 2000 - Present

Organization: The Coca-Cola Company

Area of Operations: soft drinks

Position: Consultant

Period: 2002 - Present

Organization: EFES Breweries International (Holland)

Area of Operations: production and sale of beer

Position: Member of the Board of Directors

Period: 2002 - 2003

Organization: ZAO Torgoviy Dom Perekriostok

Area of Operations: retailing

Position: Member of the Board of Directors

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 2003 - 2004

Organization: EFES Invest

Area of Operations: soft drinks

Position: Member of the Board of Directors

Period: 2003 - 2004

Organization: Coca Cola Icecek (Turkey)

Area of Operations: soft drinks

Position: Member of the Board of Directors

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Ernest Linwood Tipton

Born: 1934

Education: higher

Positions over past 5 years:

Period: 1987 - 2003

Organization: International Dairy Foods Association

Area of Operations: Agriculture

Position: President

Period: 2002-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Individual executive body and members of collective executive body:

Plastinin, Sergei Arkadievich

Born: 1968

Education: higher

Positions over past 5 years:

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chairman of the Management Board

Period: 2001-Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of Board of Directors

Period: 1993 - 2005

Organization: OOO “Experimental association “Issa”

Area of Operations: Production and sale of consumer goods, food products, and products intended for manufacturing purposes

Position: General Director

Period: 1996 - 2004

Organization: ZAO “Production and Analytical Group “Rodnik”

Area of Operations: Production and sale of foods

Position: Executive Director

Period: 1997 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2002

Organization: ZAO “Grande-V”

Area of Operations: Production and sale of foods, juices and beverages

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Ramenskoye Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1997 - 2005

Organization: OJSC “Children’s Dairy Products Factory”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - 2002

Organization: ZAO “PTG WBD”

Area of Operations: Managerial and consulting services

Position: Deputy General Director

Period: 1998 - 2001

Organization: CB “Expobank” LLC

Area of Operations: Banking services

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 1998 - Present

Organization: OJSC “Nizhny Novgorod Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2000 - 2002

Organization: OJSC “Beer Industry of Primorie”

Area of Operations: Production and sale of beer, malt, and kvass

Position: Member of Board of Directors

Period: 2000 - 2004

Organization: OJSC “Volga Brewery”

Area of Operations: Production and sale of low alcohol content products

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OJSC “Moskvoretsky Brewery”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2004 - 2004

Organization: OJSC “Kombinat of beer and non alcohol beverages “Shikhan”

Area of Operations: Production and sale of beer and malt

Position: Member of Board of Directors

Period: 2001 - 2004

Organization: OOO “Central European Brewery”

Area of Operations: Production and sale of beer, low alcohol and alcohol-free beverages

Position: Member of Board of Directors

Period: 2000 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - Present

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2001 - 2001

Organization: OOO “Wimm-Bill-Dann Foods”

Area of Operations: Production and sale of foods, juices and beverages

Position: General Director

Period: 2001 - Present

Organization: OJSC “Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2001 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Adviser to Executive Director

Period: 2001 - 2004

Organization: ZAO “Rubtsovsk Dairy”

Area of Operations: Production and sale of dairy products and consumer goods

Position: Member of Board of Directors

Period: 2002 - Present

Organization: ZAO “Gulkevichi Creamery”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: DZAO “Karasuk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2002 - Present

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: “PIK Centre” Ltd

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “Agro-industrial holding company”

Area of Operations: Production and sale of dairy products

Position: General Director

Period: 2004 - Present

Organization: “TOSHKENT SUT”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

The person’s share in the authorized capital stock of the Issuer: 9.30%

The person’s share of the Issuer’s common stock: 9.30%

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of subsidiaries/dependent companies of the Issuer (the share in common stock of subsidiaries/dependent companies, belonging to such a person):

Name: Lianozovo Dairy OAO

Share: 0.049%

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Yadegardjam Djamshid

Born: 1965

Education: higher

Positions over past 5 years:

Period: 2003 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the investor relations Department, Member of the Management board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Kagan Marina Gennadyevna

Born: 1968

Education: higher

Positions over past 5 years:

Period: 1998 -2001

Organisation: Gavin Anderson&Company

Area of Operations: Consulting services

Position: Member of the Board of directors

Period: 2002-2004

Organisation: Shared value

Area of Operations: Consulting services

Position: Partner

Period: 2004 -2004

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the public relations Department

Period: 2004 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Head of the public and investor relations Department, Member of the Management board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Kuzymin Oleg Egorovich

Born: 1969

Education: higher

Positions over past 5 years:

Period: 1997 - 2001

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Director of the Strategic development service

Period: 2001 - 2004

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Director of the raw materials division

Period: 2003 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of Board of Directors

Period: 2004 – 2005

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Kiev City Dairy No. 3”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2004 - Present

Organization: OJSC “Lianozovo Dairy”

Area of Operations: Production and sale of dairy products

Position: Director of the Strategic development service

Period: 2004 - Present

Organization: OJSC “Tuymazinsky Dairy Plant”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - 2005

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2005 - Present

Organization: OJSC “Tsaritsino Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2005 - Present

Organization: OJSC “Siberian Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2005 - Present

Organization: OJSC “Bishkeksut”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2005 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of the Management board

Period: 2005 - Present

Organization: Karasukskoye milk CJSC

Area of Operations: Production and sale of dairy products

Position: Member of the Management board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Anisimov, Dmitry Aleksandrovich

Born: 1971

Education: higher

Positions over past 5 years:

Period: 1997 - 2003

Organization: Moscow representative office of Motorola GMBH in Rissia

Area of Operations: trading

Position: Corporate financial manager, Regional corporate financial manager

Period: 2003 – 2005

Organization: OJSC “Vladivostok Dairy”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2003 - Present

Organization: OJSC “Kharkov Dairy”

Area of Operations: Production and sale of milk and dairy products

Position: Member of Board of Directors

Period: 2003 - 2005

Organization: OJSC “Novokubyshevsk Milk”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - Present

Organization: OJSC “Tuymazinsky Dairy Plant”

Area of Operations: Production and sale of dairy products

Position: Member of Board of Directors

Period: 2004 - 2005

Organization: OJSC “Ufamolagroprom”

Area of Operations: Production and sale of dairy products

Position: Member of Supervisory Board

Period: 2005 - Present

Organization: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Chief Financial Officer, member of the Management Board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Eliseeva, Vera Vladimirovna

Born: 1958

Education: higher

Positions over past 5 years:

Period: 1999 -2003

Organisation: CJSC Investment Company Troika-Dialog

Area of Operations: consulting services

Position: Head of the human resourses department

Period: 2003 -2003

Organisation: CJSC BDO – Junikon-Ruf

Area of Operations: auditor services

Position: deputy general director – director of the human resourses dept

Period: 2003 -2004

Organisation: CJSC Passways

Area of Operations: consulting services

Position: director

Period: 2004 - 2005

Organisation: Lianozovo Dairy, OJSC

Area of Operations: Production and sale of dairy production

Position: Head of the Human resourses division

Period: 2005 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Director of the Human resourses division, member of the Management Board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Kraynov, Gennady Konstantinovich

Born: 1951

Education: higher

Period: 1975 –2003

Organisation: Federal Security Service of Russia

Area of Operations: state service

Position: General-major

Period: 2003 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Director of the Information, evaluation and control division

Period: 2005 -Present

Organisation: Wimm-Bill-Dann Foods OJSC

Area of Operations: Production and sale of foods, juices, and beverages

Position: Member of the Management Board

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Person performing the functions of individual executive body of the Issuer:
Sergei Arkadievich Plastinin

5.3. Information on remunerations, benefits and/or reimbursements per each management body of the Issuer

Total remunerations paid to the Board of Directors members in the 2004 financial year amounted to 25 869 000 RUR (exclusive of income tax).

Total remunerations paid to the members of the collective executive body (Management Board) in the 2004 financial year amounted to: 36 772 000 RUR (exclusive of income tax).

5.4. Information on the bodies monitoring the Issuer’s business activities, their structure and powers

The structure and powers of the bodies monitoring the Issuer’s business activities under the Issuer’s Article of Association (constitutive documents).

Internal Audit Committee

Auditor

Audit committee of Board of directors

As per Art. 21 of the Issuer’s Charter the Company’s business activities shall be monitored by an Internal Audit Committee.

The Internal Audit Committee shall be elected at annual general meetings of the Company shareholders for a period of 1 (one) year and shall include at least 7 (seven) members. The shares of the BOD members and the officers in the Company management bodies cannot vote for election of the Internal Audit Committee members.

The term of the Internal Audit Committee shall start at the moment it is elected by the annual general meeting of the Company shareholders and shall expire at the moment the following annual general meeting of Company shareholders elects (re-elects) the Audit Committee.

The powers of individual Internal Audit Committee members or of the whole of it can be terminated by the general meeting of the Company shareholders on the grounds and according to the procedure provided for by the internal documents of the Company.

In case the number of the Internal Audit Committee members is less than that twice as small as provided for in the Company Charter, then the Board shall convene an extraordinary general meeting of the Company shareholders for the purpose of electing a new Internal Audit Committee. The remaining Internal Audit Committee members shall fulfil their functions until a new Audit Committee is elected at an extraordinary general meeting of the Company shareholders.

In case the powers of the Internal Audit Committee are terminated, the term of the new Internal Audit Committee shall expire at the moment the following annual general meeting of the Company shareholders elects (re-elects) the Audit Committee.

A shareholder or any person nominated by a shareholder can be a member of the Internal Audit Committee. Members of the Company Internal Audit Committee can not simultaneously act as the Company BOD members, a solely independent executive body, Management Committee and Liquidation Committee members.

The Internal Audit Committee shall elect Chairman and Secretary.

The Company’s business activities shall be audited on the basis of the Company performance within appropriate year.

An audit of the Company’s business activities shall be initiated at any time:

by the Internal Audit Committee of the Company itself;

upon the decision of the shareholders’ general meeting;

by the Board of Directors of the Company;

upon decision of the Chairman of the Company Management Committee;

upon demand of Company shareholder (shareholders) who, as per the date the demand is submitted, owns in total at least 10% of the shares that can vote on any issues within the competence of the General Shareholders’ Meeting.

Upon the request of the Company Internal Audit Committee officers in the Company management bodies shall provide documents on the Company’s business activities.

The Internal Audit Committee of the Company can convene an extraordinary General Shareholders’ Meeting according to the procedure set by the Articles of Association of the Company.

Proceeding from the results yielded by an audit of the Company’s business activities the Internal Audit Committee of the Company shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

Upon decision of the General Shareholders’ Meeting the Internal Audit Committee members, within their term, may be paid remunerations and/or have the expenses incurred in connection with the fulfillment of their duties reimbursed. The amount of such remunerations and reimbursements shall be determined by the general meeting of shareholders.

The procedures the Internal Audit Committee shall follow when acting on other issues not provided for in these Articles may be set by the internal documents of the Company.

As per Art. 22 of the Issuer’s Articles of Association the Auditor effects the revision of the Issuer’s business activities according to the legal acts of the Russian Federation and on the basis of an appropriate contract concluded with the Issuer.

The Company auditor shall be approved by the General Shareholders’ Meeting. The remuneration payable shall be determined by the Board of Directors.

Proceeding from the results yielded by an audit of the Company’s business activities the Company auditor shall make a report, which shall:

confirm that data contained in the reports and other financial documents of the Company are true;

contain information on violations of the accounting and financial reporting procedures set by legal acts of the Russian Federation and of other legal acts of the Russian Federation regulating business activities.

22.4.        An internal audit of the Company shall be carried out by the Company Internal Audit Committee.

Information on Internal Audit Service, its Working Period, and Key Personnel

The Internal Audit Service and the Company Audit Committee are responsible for internal control of the Company’s business operations.

The Internal Audit Service is a structural division of the Issuer.

The Internal Audit Service shall report to the Chief Financial Director, and the Audit Committee shall report to the General Shareholders’ Meeting of the Issuer.

The Head of the Internal Audit Service shall be solely independent in managing the Service.

As per the end of the accounting quarter, the Internal Audit Service has, apart from its head, a staff of 7 employees, who have an extensive audit experience.

The staff of the Service have been working since January 1, 2003.

Basic Functions of the Internal Audit Service

Make all necessary arrangements for establishment and implementation of an effective internal control system in the group of enterprises, which are directly or indirectly controlled by the Issuer (hereinafter referred to as the Group) and in certain enterprises and divisions, which meets the development goals of the said group and legal requirements

Make all necessary arrangements for and carry out audits of the divisions and enterprises of the Group

Create and implement a single corporate procedure for assessment of the internal control system and components thereof

Make all necessary arrangements for optimization of the internal control system and components thereof

Accountability of the Internal Audit Service, Cooperation with the Issuer’s Executive Bodies and Board of Directors (Supervisory Board)

The Head of the Internal Audit Service shall be appointed and dismissed by the Chairman of the Management Committee subject to approval of the Chairman of the Board of Directors.

The Head of the Service shall be subordinate and accountable directly to the Chief Financial Officer.

The Internal Audit Service shall, within the time limits set, prepare an overall annual plan for development of internal control systems and an annual report on the existing internal control systems and submit the said documents to the Chief Financial Officer and the Management Board for their approval.

The Internal Audit Service shall discuss with the BOD Audit Committee issues related to functioning of internal control tools, development of rules and procedures for business risks assessment and coordination.

Cooperation with Executive Bodies

The Internal Audit Service shall receive from the divisions of the enterprises:

quarterly and annual accounting reports in the form approved by the regulation of the Ministry of Finance of the Russian Federation, basic documents; statements on the production cost of the products, sale thereof, etc.

monthly and quarterly reports of the enterprises in the form developed by the Service; other data upon requests;

approved financial plans and budgets of the divisions; reporting on execution thereof;

improvement plan for the internal control systems; report on execution thereof.

The Internal Audit Service shall prepare and send to the enterprises and divisions of the Group:

•                  recommendations on implementation of internal control in the enterprises and the divisions;

•                  information on methods of initial assessment of the internal control systems and individual control tools.

Cooperation between the Internal Audit Service and the Issuer’s External Auditor

The Internal Audit Service shall receive from the auditors audit reports, statements and recommendations on individual issues, materials on new legislations and auditing standards.

The Internal Audit Service shall, in cooperation with other divisions, participate in the development of plans aimed at eliminating the drawbacks identified by the auditors, monitoring execution thereof and notifying the auditors of the implementation results.

The Issuer has also established an Audit Committee consisting of three independent members of the Company’s Board of Directors.

The Audit Committee assists the Issuer’s Board of Directors in the exercise of its supervisory functions in the following areas:

•                                          Financial statements of the Issuer and their preparation;

•                                          Internal accounting and financial controls;

•                                          Monitoring of key risks;

•                                          Operation of the Internal Audit Service and independent auditors;

•                                          Qualification and extent of independence of independent auditors;

•                                          Issuer’s compliance with business ethics requirements;

•                                          Legislative and regulatory compliance.

In 2004 a new department was created; the main goal of this department had been improvement of internal audit system and ensuaring compliance to Rule 404 of Sarbanes-Oxley Act. This Department consists of five employees, who are responsible for exposure, assessment, and if needed, modification or implantations of internal audit procedures as well as business process. This Department works under collective executive body’s control and under control of Internal audit committee. We plan that department’s work will be done by the middle of 2006.

Key personnel of Department of Internal audit :

Kuznetsova E.B. (director)

Romanova N.V. (deputy),

Kolesnikova N.N. (deputy)

Rules on use of internal information contained in section 5 of the Ethic code, approved by Board of directors of the issuer (minutes 18.07.2005 #15-07). You can find it on our site: http://www.wbd.ru/wbd/regulations/wbd_pp/

5.5. Information on the persons in the bodies monitoring the Issuer’s business activities

The Internal Audit Committee:

Elena B. Kuznetsova

Year of birth: 1955

Education: higher

Positions over past 5 years:

Period: 1997 - 2002

Organization: PTG WBD ZAO

Area of Operations: Production and sale of juice products

Position: Head of the Internal Control and Analysis Department

Period: 2002 - 2002

Organization: Tsaritsino Dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: Director of the Internal Control Department

Period: 2003 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: Head of the Internal Audit Service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Natalia V. Romanova

Year of birth: 1962

Education: higher

Positions over past 5 years:

Period: 1995 - 1999

Organization: Moscow State Industrial University of the State Committee for Higher Education of the Russian Federation

Area of Operations: education services

Position: senior instructor

Period: 1999 - 2002

Organization: PTG WBD ZAO

Area of Operations: Production and sale of juice products

Position: economist, analyst, Managerial Accounting and Analysis Department

Period: 2002 - 2002

Organization: Tsaritsino Dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: financial and business analyst, Internal Control Department

Period: 2003 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: Deputy Head of the Internal Audit Service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Natalia N. Kolesnikova

Year of birth: 1973

Education: higher

Positions over past 5 years:

Period: 1997 - 2002

Organization: PTG WBD ZAO

Area of Operations: Production and sale of juice products

Position: economist, analyst, Managerial Accounting and Analysis Department

Period: 2001 - 2002

Organization: Tsaritsino Dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: financial and business analyst, Internal Control Department, economist, analyst, General Department (part-time)

Period: 2003 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: Deputy Head of the Internal Audit Service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Marina A. Naumova

Year of birth: 1977

Education: higher

Positions over past 5 years:

Period: 2000 - 2001

Organization: ZAO Insuarance company “Megapolis-reserv”

Area of Operations: Production and sale of juice products

Position: economist, analyst, Managerial Accounting and Analysis Department

Period: 2001 - 2002

Organization: PTG WBD ZAO

Area of Operations: Production and sale of juice products

Position: economist, analyst, Managerial Accounting and Analysis Department

Period: 2002 - 2002

Organization: Lianozovo dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: financial and business analyst, Internal control division

Period: 2003 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: financial and business analyst, Internal audit service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Julia A. Chudina

Year of birth: 1975

Education: higher

Period: 1996 - 2001

Organization: Design-Moda, OOO

Area of Operations: Production and sale of clothes

Position: accountant, chief economist

Period: 2001 - 2002

Organization: PTG WBD ZAO

Area of Operations: Production and sale of juice products

Position: economist, analyst

Period: 2002 - 2003

Organization: Lianozovo dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: financial and business analyst

Period: 2003 - 2004

Organization: Trading Company WBD, ZAO

Area of Operations: Sale of juice products

Position: economist

Period: 2004 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: financial and business analyst, Internal audit service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

Bogutskaya V. Evgenya

Year of birth: 1971

Education: higher

Period: 2000 - 2000

Organization: PriceWaterHouse Coopers, ZAO

Area of Operations: consulting services

Position: accountant of the financial dept

Period: 2001 - 2002

Organization: Interdin AO, ZAO

Area of Operations: no data

Position: Deputy chief accountant

Period: 2002 - 2004

Organization: Tsaritsino Dairy, OJSC

Area of Operations: Production and sale of dairy products

Position: financial and business analyst, economist

Period: 2004 - 2004

Organization: Lianozovo dairy, OJSC

Area of Operations: Production and sale of dairyproducts

Position: financial and business analyst

Period: 2004 - Present

Organization: Wimm Bill Dann Foods OJSC

Area of Operations: Production and sale of dairy, juice products and mineral water

Position: financial and business analyst, Internal audit service

The person’s share in the authorized capital stock of the Issuer: none

The person’s share of the Issuer’s common stock: none

The number of Issuer’s shares, which can be acquired by this person upon exercising of the Issuer’s option, belonging to such a person: 0 shares.

The share of this person in the authorized capital stock of Issuer’s subsidiaries/dependent companies: none

The share in common stock of Issuer’s subsidiaries/dependent companies, belonging to such a person: none

The number of shares of the Issuer’s subsidiary, which can be acquired by this person upon exercising of the subsidiary’s option, belonging to such a person: 0 shares.

5.6. Information on remunerations, benefits and/or reimbursements for the body monitoring the Issuer’s business operations

The amount of remunerations to be paid to Internal Audit Committee members for the 2004 financial year was not determined by the Issuer’s General shareholder’s meeting and therefore within 2004 financial year the remuneration wasn’t paid to these persons for performance of their functions of Internal Audit Committee members.

Total size of remuneration paid to the Issuer’s Auditor (CJSC “BDO Unikon Ruf”)  within 2004 financial year amounted to RUR 587 375.06.

Total size of remuneration paid to the Issuer’s Auditor (CJSC Ernst and Young Vneshaudit), appointed by the Issuer’s General shareholders’ meeting on June 22, 2004 within 2004 financial year amounted to RUR 0.

Total size of remuneration paid to the current Issuer’s Auditor (CJSC Ernst and Young Vneshaudit), appointed for the 2005 fiscal year by the Issuer’s General shareholders’ meeting on June 14, 2005 amounted to RUR 0. No remuneration agreements with this auditor were concluded.

5.7. Information on the Issuer’s staff (employees), its educational background and structure, and changes in the numbers of the Issuer’s staff (employees)

Item	Third quarter of 2005
Staff on the payroll (number of persons)	297
The share of personnel having specialized higher education, %	67.3%
Labor compensation, RUR (paid in cash or transferred to personal bank accounts)	223 386 218,3
Contributions to social security funds, RUR	29 530 102,56
Total sum, RUR	252 916 320,89

Information on key personnel of the issuer, who can influence significantly on issuer’s activities:

Members of board of directors and collective executive body influence significantly on issuer’s activities.

Members of Board of Directors:

Dubinin, Mikhail Vladimirovich

Born: 1969

Orlov, Alexander Sergeevich

Born: 1948

Plastinin, Sergei Arkadievich

Born: 1968

David Iakobachvili

Born: 1957

Yushvaev, Gavril Abramovich

Born: 1957

Scherbak, Vladimir Nikolaevich

Born: 1939

Tutelyan, Victor Alexandrovich

Born: 1942

Yasin, Eugeny Grigorievich

Born: 1934

Guy de Selliers

Born: 1952

Michael A. O’Neill

Born: 1945

Ernest Linwood Tipton

Born: 1934

Members of collective executive body

Plastinin, Sergei Arkadievich

Born: 1968

Yadegardjam Djamshid

Born: 1965

Kagan Marina Gennadyevna

Born: 1968

Kuzymin Oleg Egorovich

Born: 1969

Anisimov, Dmitry Aleksandrovich

Born: 1971

Eliseeva, Vera Vladimirovna

Born: 1958

Kraynov, Gennady Konstantinovich

Born: 1951

The trade union wasn’t formed.

5.8. Information on any obligations of the Issuer before its staff (employees) related to their possible participation in the Issuer’s authorized stock (share fund)

There are no obligations and agreements of the kind.

There are no data to testify to the fact that the Issuer’s staff were provided or may be provided with the Issuer’s options.

VI. Data on Issuer’s shareholders and on the interested party transactions been made.

6.1. Data on the amount of Issuer’s shareholders

Total number of persons, being registered in the share register as of the last date of the reporting quarter: 15

Total number of nominee holders: 7

6.2. Shareholders, owning not less than 5% of Issuer’s charter capital and/or not less than 5% of it’s outstanding ordinary shares and data on shareholders (participants) owning not less than 20% of charter capital and/ or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholders.

Name: Deutsche Bank Trust Company Americas

Location: 60 Wall street, New York, NY 10005

Share of the Issuer’s charter capital: 39.99%

Share of Issuer’s ordinary shares owned: 39.99%

The aforementioned equity stake is registered in the Register of Shareholders in the name of the following nominee holder.

Name: Limited Liability Company “Deutsche Bank”

Location: 129090 Moscow, ul. Schepkina, 4

Tel: +7 (095) 7975000

Fax: +7 (095) 7975017

Email: db.moscow@db.com

Lisence on depositary activity: No. 177-05616-000100 dated September 4, 2001

The state body having issued the license – Federal service on financial markets

Shareholders owning not less than 20% of the Issuer’s shareholder’s charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholder:

No data available

Yushvaev, Gavril Abramovich

Share of the Issuer’s charter capital: 16.57%

Share of the Issuer’s ordinary shares held: 16.57%

Plastinin, Sergey Arkadievich

Share of the Issuer’s charter capital: 9.30%

Share of the Issuer’s ordinary shares held: 9.30%

Iakobachvili, David

Share of the Issuer’s charter capital: 7.76%

Share of the Issuer’s ordinary shares held: 7.76%

Dubinin, Mikhail Vladimirovich

Share of the Issuer’s charter capital: 5.71%

Share of the Issuer’s ordinary shares held: 5.71%

Name: Depositary Clearing Company CJSC (nominee holder)

Location: Russia, 115162 Moscow, Shabolovka Street, 31-B

Lisence on depositary activity: No. 177-06236-000100 dated October 10, 2002

The state body having issued the license – Federal service on financial markets

Tel: +7 (095) 956-0999

Fax: +7 (095) 232-6804

Email: dcc@dcc.ru

Percent of Issuer’s charter capital held: 9.12%

Percent of Issuer’s ordinary shares owned: 8.75%

Shareholders (members) holding at least 20% of the Issuer’s shareholder (member) charter capital and/or 20% of total amount of outstanding ordinary shares of such Issuer’s shareholder:

No data available

6.3. Data on the Participation of the State (Municipal Formation) in the Issuer’s Charter Capital.

Share of the Issuer’s Charter Capital belonging to the State (Municipal Formation):

None

Share of Issuer’s Stock Belonging to the State (Municipal Formation):

None

Existence of the Special Right of the Russian Federation, its Subjects and Municipal Formations to participate in the Issuer’s Management (“golden share”):

Not provided for

6.4. Data on the restrictions on participation in the Issuer’s charter capital.

There are no limitations as to the number of shares belonging to one shareholder and/or their total nominal value, and/or maximum number of votes, provided to one shareholder.

There are no limitations on foreign participation in the authorized capital stock. There are no other limitations related to participation in the Issuer’s authorized capital stock.

6.5. Information on changes in the composition and participation shares of the Issuer’s shareholders that possess at least 5% of the Issuer’s authorized stock or at least 5% of the Issuer’s common stock

•                  The meeting was held on September 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on August 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17.13%

Orlov, Alexander Sergeevich – 9.68%

Plastinin, Sergey Arkadievich – 17.13%

Timohins Alexanders – 9.79%

Yushvaev, Gavril Abramovich: 26.48%

Iakobachvili, David – 8.89%

•                  The meeting was held on December 7, 2001

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on November 28, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17.13%

Orlov, Alexander Sergeevich – 9.68%

Plastinin, Sergey Arkadievich – 17.13%

Timohins Alexanders – 9.79%

Yushvaev, Gavril Abramovich: 26.48%

Iakobachvili, David – 8.89%

•                  The meeting was held on January 14, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on January 03, 2001

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Dubinin, Mikhail Vladimirovich – 17.13%

Orlov, Alexander Sergeevich – 9.68%

Plastinin, Sergey Arkadievich – 17.13%

Timohins Alexanders – 9.79%

Yushvaev, Gavril Abramovich: 26.48%

Iakobachvili, David – 8.89%

•                  The meeting was held on May 31, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below the shares in the Issuer’s charter capital are specified according to Issuer’s constitutive documents; the share of the ordinary shares shall be equivalent to the share of the common outstanding stock that belongs to the persons):

Deutsche Bank Trust Company Americas

Share of this legal entity in the Issuer’s charter capital– 0%

Share of the Issuer’s common stock owned by this entity – 27.76%

Dubinin, Mikhail Vladimirovich

Share of this person in the Issuer’s charter capital– 15.29%

Share of the Issuer’s common stock owned by this person – 12.16%

Orlov, Alexander Sergeevich

Share of this person in the Issuer’s charter capital– 8.64%

Share of the Issuer’s common stock owned by this person - 6.87%

Plastinin, Sergey Arkadievich

Share of this person in the Issuer’s charter capital– 15.29%

Share of the Issuer’s common stock owned by this person – 12.16%

Timohins Alexanders

Share of this person in the Issuer’s charter capital– 8.74%

Share of the Issuer’s common stock owned by this person – 6.95%

Yushvaev, Gavril Abramovich:

Share of this person in the Issuer’s charter capital– 23.64%

Share of the Issuer’s common stock owned by this person – 18.8%

Iakobachvili, David

Share of this person in the Issuer’s charter capital– 8.05%

Share of the Issuer’s common stock owned by this person – 6.41%

•                  The meeting was held on December 03, 2002

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 18, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 27.65%

Dubinin, Mikhail Vladimirovich – 12.16%

Orlov, Alexander Sergeevich – 6.87%

Plastinin, Sergey Arkadievich – 12.16%

Timohins Alexanders – 6.95%

Yushvaev, Gavril Abramovich: 18.8%

Iakobachvili, David – 6.41%

•                  The meeting was held on January 31, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on December 16, 2002

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 28.29%

Dubinin, Mikhail Vladimirovich – 12.16%

Orlov, Alexander Sergeevich – 6.87%

Plastinin, Sergey Arkadievich – 12.16%

Timohins Alexanders – 6.95%

Yushvaev, Gavril Abramovich: 18.8%

Iakobachvili, David – 6.41%

•                  The meeting was held on April 24, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on March 23, 2003

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 28.24%

Yushvaev, Gavril Abramovich: 18.8%

Dubinin, Mikhail Vladimirovich – 12.16%

Plastinin, Sergey Arkadievich – 12.16%

United Burlington Investments Limited, a private company limited by shares – 6.95%

Orlov, Alexander Sergeevich – 6.87%

Iakobachvili, David – 6.41%

•                  The meeting was held on June 18, 2003

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 30, 2003

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 28.20%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 10.16%

United Burlington Investments Limited, a private company limited by shares – 6.95%

Iakobachvili, David – 6.41%

Orlov, Alexander Sergeevich – 6.22%

•                  The meeting was held on March 24, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on February 20, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

 Iakobachvili, David – 7.19%

“I.M.ARTEKS HOLDINGS LIMITED”– 5.29%

Orlov, Alexander Sergeevich – 5.22%

•                  The meeting was held on May 12, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 06, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

 Iakobachvili, David – 9.465%

I.M. ARTEKS HOLDINGS LIMITED LLC – 5,29%

•                  The meeting was held on June 22, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on May 05, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 32.70%

Yushvaev, Gavril Abramovich: 18.8%

Plastinin, Sergey Arkadievich – 12.16%

Dubinin, Mikhail Vladimirovich – 8.19%

 Iakobachvili, David – 9.465%

I.M. ARTEKS HOLDINGS LIMITED LLC – 5.29%

•                  The meeting was held on September 10, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on July 09, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 40%

Yushvaev, Gavril Abramovich: 16.57%

Plastinin, Sergey Arkadievich – 10.72%

Dubinin, Mikhail Vladimirovich – 6.02%

Iakobachvili, David – 7.76%

•                  The meeting was held on December 10, 2004

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on October 22, 2004

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 39.98%

Yushvaev, Gavril Abramovich – 16.57%

Plastinin, Sergey Arkadievich – 10.72%

Dubinin, Mikhail Vladimirovich – 6.02%

Iakobachvili, David – 7.76%

•                  The meeting was held on June 14, 2005

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on April 26, 2005

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 39.99%

Yushvaev, Gavril Abramovich – 16.57%

Plastinin, Sergey Arkadievich – 9.30%

Iakobachvili, David – 7.76%

Dubinin, Mikhail Vladimirovich – 5.71%

•                  The meeting was held on September 05, 2005

The list of the persons who have the right to participate in the General Shareholders’ Meeting was complied on July 19, 2005

The persons, who as per the date the said list was compiled possessed at least 5% of the Issuer’s authorized stock and/or at least 5% of the Issuer’s common stock) (for the persons given below, the share in the authorized stock shall be equivalent to the share of the common stock that belongs to the persons):

Deutsche Bank Trust Company Americas – 39.99%

Yushvaev, Gavril Abramovich – 16.57%

Plastinin, Sergey Arkadievich – 9.30%

Iakobachvili, David – 7.76%

Dubinin, Mikhail Vladimirovich – 5.71%

WBD Foods didn’t issue preference shares, so all shares should be considered as ordinary equity shares.

6.6. Information on the transactions the Issuer effected and had an interest in

The total amount of transactions with interested parties approved by the General shareholders’ meeting during the reporting quarter amounts to: RUR 0.

The total amount of transactions with interested parties approved by the Board of Directors during the reporting quarter comprises the following amounts:

•                  The Issuer approved a license agreement, with the monthly amount (fee) determined in accordance with the following procedure: from 0.01% to 10% (excluding VAT) of proceeds from the sale of products, but at least 120 rubles (including VAT) for using of each of 2 trademarks.

•                  Contract of guarantee in the sum RUR 24 200 000

Transactions (groups of related transactions) in the accounting quarter, which exceed 5% of the book value of the Issuer’s assets determined according to its accounting reporting as per the last accounting date before date the transaction was effected:

•                  Such transactions were not effected in the accounting quarter.

Transactions (groups of related transactions), which the Issuer had an interest in and which were not approved by the Board of Directors (Supervisory Board) or the general meeting of the Issuer’s shareholders (participants), when such approval is required according to the legislation of the Russian Federation:

•                  Such transactions were not effected in the accounting quarter.

6.7. Information on Accounts Receivable

Not provided in the reporting period

VII. Issuer’s financial statements and other financial data.

7.1. Annual financial statements of the Issuer

Not provided in the reporting period

7.2. Quarterly financial statements of the Issue for the latest finished reporting period

Not provided in the reporting period

7.3. Consolidated financial statements of the Issue for the latest finished financial year

See consolidated financial statements prepared in accordance with US GAAP, and the auditor’s report to these statements – Attachment 2.

7.4. Data in the Issuer’s accounting policy

See below the Issuer’s accounting policies for 2005 fiscal year for the purposes of accountancy and taxation.

Accounting Policy for 2005

This accounting policy shall come into effect on January 1, 2005.

1. GENERAL PROVISIONS

1.1. “Wimm-Bill-Dann Foods”, OJSC shall maintain accounting records in accordance with the provisions of the following regulatory documents stipulating fundamental methodological principles and procedures for the organization of accounting and maintenance accounting records:

•                  Federal Law of November 21, 1996, No. 129-FZ “On Accounting”,

•                  Regulations No. 34n “On Maintenance of Accounting Records, Preparation and Submission of Accounting Statements in the Russian Federation” dated July 29, 1998,

•                  “Accounting Chart of Accounts for the Maintenance of Accounting Records of Financial and Business Operations by Corporate Entities” approved by Order of the Ministry of Finance of the Russian Federation No. 94n, dated October 31, 2000, other accounting regulations,

•                  Other regulatory documents and methodological guidelines and materials on accounting matters, subject to any subsequent amendments and additions thereto.

1.2 Accounting records of assets, liabilities and business operations shall be maintained on the basis of in-kind measurement units expressed in monetary terms by means of comprehensive ongoing registration thereof in interrelated documents.

1.3. The maintenance of accounting records shall pursue the following aims and objectives:

•                  Generation of complete and reliable information about business processes and results of the operations of the Company;

•                  Control over availability and movement of assets, utilization of material, labor and financial resources;

•                  Early prevention of negative developments in the financial and business operations of the Company;

•                  Identification and mobilization of internal resources.

1.4. The accounting policy of the Company shall be consistent with the following requirements applicable to accounting in general:

•       Completeness;

•       Reliability;

•       Promptness;

•       Prudence;

•       Priority of content over form;

•       Consistency;

•       Rationality,

and shall be based on the following assumptions:

•       Assumption of separate existence of assets;

•       Assumption of temporal determinacy of business operations;

•       Assumption of consistent application of the accounting policy.

1.5. Responsibility for the organization of accounting shall be borne by the General Manager of the Company.

1.6. The Chief Accountant of the Company shall ensure that all business operations are reflected on the appropriate accounts, and that all such accounts are maintained in accordance with the existing legislation of the Russian Federation.

1.7. The Chief Accountant of the Company shall sign, jointly with the General Manager of the Company, the documents which serve as the basis for the business operations involving the movement of inventories, cash, credit and financial obligations of the Company.

1.8. The Chief Accountant of the Company may not accept and post documents which are in any way related to operations inconsistent with the existing legislation and being executed in violation of contractual and financial obligations (job descriptions of Accounting Department personnel).

1.9. Internal reports shall be prepared, finalized and submitted in accordance with the appropriate internal regulations, instructions and orders issued by the management of the Company.

2. ADMINISTRATIVE AND TECHNICAL ISSUES

2.1.Accounting records of the Company shall be maintained by the Accounting Department, an independent structural unit headed by the Chief Accountant of the Company. In all their activities, employees of the Accounting Department shall be guided by accounting regulations, Regulations on the Accounting Department, and their job descriptions.

2.2. The Company shall have a representative office in the People’s Republic of China (Beijing) operating in accordance with the provisions of the Regulations on the Representative Office.

The representative office shall not keep a separate balance sheet, nor shall it be an independent payer of taxes and duties.

The assets transferred or attached to the representative office shall be the property of the Company in accordance with the applicable existing legislation of the Russian Federation.

2.3. The Company shall generate internal and external accounting statements. External accounting statements shall include the following:

1)              Accounting balance sheet;

2)              Profit and loss statement;

3)              Attachments to the accounting balance sheet;

4)              Auditor’s opinion certifying accuracy and reliability of accounting statements;

5)              Notes.

The list of internal reports, their forms, periodicity and submission deadlines, as well as the list of persons responsible for the preparation, and potential users, of internal reports shall be approved by the Company.

3. SELECTED ACCOUNTING METHODS

The Company shall maintain accounting records using computer equipment, based on special accounting software, in accordance with the detailed Chart of Accounts (Attachment 1). Accounting registers shall be maintained in machine-readable data carriers within the limits determined by the functionality of the accounting software.

3.2. The Company shall maintain accounting records on the basis of source documents. The Company shall use, as source documents, unified forms approved by the State Statistical Committee of the Russian Federation. In addition to the foregoing, the Company shall use source document forms developed in-house (Attachment 2) approved by local regulations and containing mandatory requisites as described below.

All records in accounting registers shall be based on source documents which shall be prepared at the time of completion of the appropriate business operations, or immediately thereafter, and contain the following mandatory requisites:

•    Name of the document (form);

•    Unified form code;

•    Completion date;

•    Name of the entity on whose behalf the document is prepared;

•    Brief description of the business operation;

•    Units of measurement of the business operations (in-kind and cash);

•    Names of the officers responsible for the execution of the business operation and the accuracy of its registration in the appropriate documents;

•    Individual signatures and names of the aforementioned officers.

3.3. The information contained in accepted source documents and required for the posting of the appropriate accounting entries shall be accumulated and systematized in the accounting registers developed and recommended for use by the Ministry of Finance of the Russian Federation and the bodies authorized by the applicable federal laws to develop and approve accounting regulations.

Information about business operations executed during a specific period of time shall be grouped and transferred from accounting registers into accounting statements.

3.4. All corrections of errors identified in source documents and accounting registers shall be confirmed by signatures of the persons signing the relevant documents, with an indication of the dates on which such corrections were made. No corrections shall be allowed in cash and banking records.

3.5. Source documents, accounting registers, and accounting statements shall be mandatorily retained in accordance with the established procedure and for approved periods of time. Responsibility for the preservation thereof during their utilization periods, and for the prompt return thereof to the archive, shall be borne by the Chief Accountant of the Company.

4. EVALUATION OF ASSETS, LIABILITIES AND BUSINESS OPERATIONS

4.1. Prior to being reflected in accounting records and statements, assets, liabilities and business operations of the Company shall be subject to evaluation. Evaluation shall be made in cash, by summing up actually incurred expenses. Other types of evaluation shall be used in the situations stipulated by the existing legislation of the Russian Federation, accounting regulations, and this Policy.

4.2. The Company shall conduct evaluation of assets, liabilities and business operations in the currency circulating in the Russian Federation, namely, in Russian rubles.

4.3. Accounting entries posted to foreign currency accounts of the Company, as well as entries related to the operations of the Company denominated in foreign currencies, shall be made in the currency circulating in the Russian Federation, the amounts thereof being determined by converting amounts denominated in foreign currencies at the exchange rates of the Central Bank of the Russian Federation in effect on the relevant dates. Concurrently therewith, such entries shall be made in the currency in which the payments were made. At the time of generation of accounting statements, the value of assets and liabilities shall be converted into rubles at the exchange rate of the Central Bank of the Russian Federation in effect on the reporting date.

4.4.Penalties, fines and forfeits for defaulting under contracts, and for the late payment of amounts due to budgets and extra-budgetary funds, shall be recognized as income (expense) items in the reporting period during which courts approve orders to collect the same, or during which they are recognized by the debtor.

5. INVENTORY TAKING

5.1. To ensure reliability of accounting records and statements, the Company shall inventory its assets and liabilities. During each such inventory, the Company shall verify availability, state of repair and evaluation of such assets and liabilities, and examine the documents evidencing the same. Inventories shall be taken in accordance with the provisions of Order of the Ministry of Finance of the Russian Federation No. 49 “On Approval of Methodological Recommendations on Inventorying Assets and Financial Liabilities” dated June 13, 1995.

5.2. The number of inventories taken during each reporting year, their dates, and the lists of assets and liabilities audited during each such inventory shall be determined by the Company, except when any such inventory is mandatory, to wit:

•    Prior to the preparation of the annual accounting statements, with the exception of the assets inventoried not earlier than October 1 of the reporting year. Fixed assets shall be inventoried at least one time every three years;

•    After the replacement of the relevant accountable officer (on the date of such officer’s first day in office);

•    In the event of detection of any theft, abuse, or impairment of assets;

•    In the event of fire or another natural disaster;

•    In other situations stipulated by the existing legislation of the Russian Federation.

The results of each inventory shall be reflected in the minutes signed by the members of the inventory committee and approved by the management of the Company.

5.3. If in the course of the inventory there emerge differences between the actually available assets and those shown in the Company’s accounting records, they shall be dealt with as follows:

•    Fixed assets, tangible assets, cash and other assets found to be in excess shall be properly registered and credited to the financial results of business operations;

•    Loss of assets within the approved statutory limits shall be written off and, by order of the General Manager of the Company, charged to production (distribution) costs;

•    Shortages of tangible assets, cash and other assets, as well as losses exceeding normal wastage, shall be covered by the persons responsible therefor. If no such persons have been identified, or if the court declines to have them cover such losses, the relevant shortages and losses shall be debited from the financial results of business operations;

•    The General Manager of the Company may order excesses and shortages to be set off against each other, provided that such excesses and shortages occur during the same period, are the responsibility of the same person, and relate to similar assets.

All differences identified in the course of an inventory shall be posted to the accounting registers during the month in which the inventory was finished.

Rules for Evaluation of Individual Accounting Items

6. INVESTMENTS INTO NON-CURRENT ASSETS

6.1. Capital investments shall include the costs associated with erection and construction works, acquisition of equipment, instruments, tools, and other capital works and expenditures. Capital investments shall be posted to the balance sheet at actual cost.

6.2. Provisionally operated capital construction facilities shall not be classified as fixed assets until they are commissioned and operated on a permanent basis. The costs associated with such facilities shall be posted to the accounting records and statements as unfinished capital investments.

7. FINANCIAL INVESTMENTS

7.1. Financial investments shall include securities, including debt securities, contributions to charter capitals of other entities, loans extended to third parties in the territory of the Russian Federation and abroad, deposit accounts with credit institutions, accounts receivable acquired by assignment of claims, etc.

7.2. In accounting statements, financial investments shall be divided, depending on their effective terms (maturities), into short-term financial investments (with maturities of less than one year) and long-term financial investments (with maturities of more than one year).

Long-term financial investments with maturities under 365 days shall be posted to a separate Sub-Account 58.03 “Long-Term Financial Investments (Short-Term Portion)”.

7.3. Accounting for financial investments shall comply with the requirements of Accounting Standard PBU 19/02 approved by Order of the Ministry of Finance of the Russian Federation No. 126n dated December 10, 2002. Financial investments shall be posted to the appropriate Sub-Accounts of Account 58.

7.4. Interest accrued on debt securities and loans extended by the Company shall be posted to the debit of Account 76-03.

7.5. Financial investments with respect to which it is possible to determine their current fair market value shall be posted to accounting records at the end of each reporting period at such current fair market value by adjusting the value as of the previous reporting date. Such adjustment shall be made by the Company on a quarterly basis.

The difference between the current fair market value of financial investments as of the reporting date and the value as of the previous reporting date shall be posted to the financial results as part of operating income or expense.

7.6. Upon disposal of financial investments, their value shall be estimated on the basis of the unit value method.

8. FIXED ASSETS

8.1. Classification of assets as fixed assets and their registration for accounting purposes shall be contingent upon concurrently meeting the following conditions:

•    The relevant assets shall be used for manufacture of products, performance of works, provision of services, or management of the affairs of the Company;

•    The assets in question shall be so used for an extended period of time, i.e. for their entire useful life which shall exceed 12 months or the duration of one operating cycle, if such the duration of such cycle exceeds 12 months;

•    The Company shall have no plans to subsequently resell such assets;

•    The assets shall be capable of generating economic benefits (income) for the Company in the future.

8.2. The following assets shall be classified as fixed assets: land plots and natural facilities (water, soil and other natural resources) owned by the Company.

8.3. Separable improvements to leased fixed assets shall be classified as separate fixed assets, while inseparable improvements for which the lessor pays no compensation to the Company shall be charged to other expenses during the period in which they are incurred.

8.4. Accounting for fixed assets shall comply with the requirements of Accounting Standard PBU 6/01 “Fixed Assets Accounting” approved by Order of the Ministry of Finance of the Russian Federation No. 26n dated March 30, 2001 (as amended and supplemented), “Methodological Recommendations for Fixed Assets Accounting” approved by the Order of the Ministry of Finance of the Russian Federation No. 91n dated October 13, 2003, and other relevant regulations.

8.5. Fixed assets shall be posted to the Company’s accounting records at acquisition cost. Acquisition cost shall be defined as the amount of expenses actually incurred in connection with the acquisition, construction or manufacture of such assets, with the exception of value added tax and other reimbursable taxes (except when otherwise stipulated by the existing legislation of the Russian Federation). Expenses actually incurred in connection with the acquisition, construction or manufacture of fixed assets shall include the following:

•             Amounts paid under the appropriate contracts to suppliers (sellers);

•             Amounts paid to contractors under construction and other contracts;

•             Amounts paid to various entities for provision of information and consulting services in connection with the acquisition of fixed assets;

•             Registration duties, stamp duties and other similar payments made in connection with the acquisition (receipt) of the title to fixed assets;

•             Customs duties;

•             Non-reimbursable costs paid in connection with the acquisition of fixed assets;

•             Remuneration paid to the intermediary entity through which fixed assets were acquired;

•             Other costs directly related to the acquisition, construction or manufacture of fixed assets. This item includes, in particular, the interest accrued on loans received in connection with the acquisition, construction or manufacture of fixed assets prior to the registration thereof for accounting purposes.

General overheads and other similar expenses shall not be classified as expenses actually incurred in connection with the acquisition, construction or manufacture of fixed assets, except when they are directly attributable thereto.

8.6. Expenses actually incurred in connection with the acquisition and construction of fixed assets shall be determined subject to the foreign currency translation gains or losses arising prior to the posting of fixed assets to Account 01 (commissioning of fixed assets) in situations where the payment is made in rubles for an amount equivalent to the amount denominated in foreign currency (conventional unit). Foreign currency translation gains and losses arising after fixed assets have been posted to Account 01 (commissioned and put into operation) shall be classified as non-operating income (expense) items and posted to Account 91 “Other Income and Expense Items”.

8.7. Acquisition cost of fixed assets received as contributions to the charter capital of the Company shall be their cash value estimate as agreed with the founders (members) of the Company, unless otherwise provided by the existing legislation of the Russian Federation.

8.8. Acquisition value of fixed assets received under agreements envisaging discharge (payment) of obligations in-kind shall be the value of the assets transferred or due to be transferred by the Company. The value of the assets transferred or due to be transferred by the Company shall be determined based on the price which the Company usually assigns to similar assets under similar circumstances.

Acquisition value of fixed assets received under donation agreements (free of charge) shall be the current fair market value of such assets as of the date when they are posted to the balance sheet.

Valuation of capital construction facilities whose value at the time of acquisition thereof was denominated in a foreign currency shall be made in rubles by converting the amount in the relevant foreign currency at the exchange rate of the Russian Federation in effect on the date of execution of the transaction denominated in such foreign currency. The date of execution of the transaction denominated in such foreign currency shall be the date when the title to the assets passes from the seller to the Company.

Valuation of fixed assets whose value at the time of acquisition thereof was denominated in a foreign currency shall be made in rubles by converting the amount in the relevant foreign currency at the exchange rate of the Russian Federation in effect on the date of registration of such assets for accounting purposes (commissioning of such assets).

8.9. If fixed assets are acquired as described in paragraphs 8.6, 8.7 and 8.8 hereof, their acquisition cost shall include the expenses actually incurred by the Company in connection with the delivery of such assets and their preparation for operation.

8.10. The value of fixed assets at which they were registered for accounting purposes shall not be subject to change, with the exception of situations stipulated by the existing legislation of the Russian Federation.

Modification of acquisition value shall of fixed assets be allowed in the event of completion of construction works, installation of additional equipment, reconstruction and partial liquidation of such fixed assets.

8.11. The Company may conduct revaluation of groups of homogenous fixed assets in accordance with the existing legislation of the Russian Federation, but not more frequently than one time each year.

Revaluation of fixed assets shall be conducted by recalculation of their acquisition value and current (replacement) value, if such assets were previously revalued, and depreciation accumulated since the commencement of utilization of such assets.

The results of revaluation of fixed assets conducted as of the first day of the reporting year shall be shown separately in the Company’s accounting records. The results of such revaluation shall not be included into the accounting statements for the previous reporting year, and shall be used to form the balance sheet as at the beginning of the current reporting year.

The amount by which the value of fixed assets is increased as a result of revaluation shall be debited from Account 01 “Fixed Assets” and credited to Account 83 “Additional Capital”. If the amount by which the value of fixed assets is increased as a result of revaluation is equal to the amount by which it was reduced as a result of revaluation during any previous reporting period and which was debited from Account 91 as an operating expense, it shall be credited to Account 91 as an operating income.

The amount by which the value of fixed assets is decreased as a result of revaluation shall be classified as undistributed profit (uncovered loss) and debited from Account 84 “Undistributed Profit (Uncovered Loss)”.

The amount by which the value of fixed assets is decreased shall decrease the additional capital (Account 83) consisting of the increases of the value of fixed assets as a result of revaluation during any previous reporting year. The excess of the amount by which the value of fixed assets is decreased as a result of revaluation over the amount by which it was increased as a result of revaluation during any previous reporting period, such amount having been credited to the additional capital account, shall be posted to the undistributed profit account (Account 84).

If the relevant fixed asset has been disposed of, the amount by which its value was increased as a result of revaluation shall be transferred from the additional capital account (Account 84) to the undistributed profit account (Account 84).

8.12. The value of the Company’s fixed assets shall be gradually reduced by accumulating depreciation. The Company shall use the linear depreciation method. Fixed assets shall be depreciated using the norms based on their useful lives. Useful lives of fixed assets put into operation after January 1, 2004, shall be determined in accordance with the order of the General Manager of the Company approving useful lives for each type of fixed assets based on the Uniform Russian Classification of Fixed Assets, taking into consideration the depreciation classes specified in Order of the Government of the Russian Federation No. 1 dated January 1, 2002. Rates of depreciation of fixed assets which were put into operation prior to January 1, 2004, shall be determined in accordance with the provisions of Decree of the Government of the Russian Federation No. 1072.

8.13. In the Company’s accounting records, fixed assets accumulated depreciation shall be shown on the debit side of expense accounts in correspondence with the credit side of the depreciation account.

As concerns fixed assets leased to third parties, accumulated depreciation shall be shown on the credit side of the depreciation account (Account 02) in correspondence with the debit side of expense accounts.

8.14. Fixed assets whose value does not exceed RUR 10,000 per unit shall be charged to production (distribution) costs by fully depreciating them as they are being put into operation. Acquired books, brochures and other similar publication shall be charged to production (distribution) costs as they are being released into operation.

8.15. Useful lives of acquired second-hand fixed assets shall be defined as the difference between the useful lives approved by the appropriate order of the General Manager of the Company with respect to new fixed assets of the same type, and duration of actual operation of such assets by their previous owners.

If duration of actual operation of any such asset by its previous owner(s) proves to be equal to, or exceeds, its useful life approved by the appropriate order of the General Manager of the Company, the Company shall determine its useful life independently, subject to safety requirements and other factors.

8.16. Pursuant to the existing legislation, the following fixed assets shall not be depreciated:

•    Fixed assets whose consumer properties do not change with time (land plots and natural facilities);

•    Residential real properties (residential houses, hostels, apartments, etc.);

•    Real property improvements and other similar assets (forests, roads, etc.);

•    Plantations of perennial plants which have not attained the age of gainful exploitation;

•    Fixed assets put into long-term storage in accordance with the established procedure.

Residential real properties, real property improvements, perennial plants and breeding stock which have not attained the age of gainful exploitation shall be amortized at approved rates at the end of the reporting year. Amortization of these assets shall be posted to a separate off-balance sheet account.

8.17. Depreciation shall be accrued on a continuing basis throughout the duration of the useful lives of fixed assets, with the exception of situations where the General Manager of the Company authorizes the transfer of any fixed asset into long-term storage for more than three months, and during any restoration period, if its duration exceeds 12 months.

Upon completion of reconstruction, refurbishment or modernization, the funds invested may increase acquisition value of the appropriate fixed asset if its original parameters have been improved, in which case during the month following the month in which acquisition value was increased as described above depreciation charges shall be based on the replacement value of such fixed asset, but its original useful life shall not be deemed to have been increased.

8.18. Depreciation accruals shall start on the first day of the month following the month in which the appropriate fixed asset was registered for accounting purposes, and shall continue until the value of such fixed asset is fully depreciated, or until it is written off the Company’s balance sheet. Depreciation accruals shall cease on the first day of the month following the month in which the value of the appropriate fixed asset is fully depreciated, or the fixed asset is written off the Company’s balance sheet or transferred into long-term storage.

8.19. To account for disposal of fixed assets (sale, write-off, partial liquidation, etc.), there shall be a special Sub-Account 03 “Disposal of Fixed Assets” of Account 01 “Fixed Assets” in the Chart of Accounts. The debit side of this sub-account shall be used to post the value of disposed fixed assets, while its credit side shall be used to post accumulated depreciation from Account 02 “Fixed Assets Depreciation”. Residual value of the disposed fixed asset shall be transferred from the credit side of Account 01.03 to the debit side of Account 91 “Other Income and Expense Items”.

8.20. Costs associated with all types of repairs (current, interim, capital repairs) of production fixed assets shall be charged to the relevant expense items comprising production costs, without establishing any special repair funds.

8.21. Fixed assets which require installation and are in transit, even though the title thereto has already vested in the Company, shall be posted to Account 07-04 “Titles to Equipment” corresponding with Account 60 at the estimated value specified in the appropriate supply agreement, with subsequent adjustment to bring this value into conformity with the actual value.

8.22. If, with respect to any real estate property, all capital investments have been made, all source documents evidencing its transfer to, and acceptance by, the Company have been filed, title documents have been submitted for state registration, and the property, de facto, has been into operation, depreciation shall accrue in accordance with the general rule starting with the first day of the month following the month in which the property was put into operation. After such properties are posted to the Company’s balance sheet as fixed assets following completion of their state registration, the previously accrued amount of depreciation charges shall be adjusted accordingly.

9. INTANGIBLE ASSETS

9.1. Accounting for intangible assets shall comply with the requirements of Accounting Standard PBU 14/2000 approved by Order of the Ministry of Finance of the Russian Federation No. 91n dated October 16, 2000. Intangible assets shall be defined as assets meeting the following conditions:

•    Lack of material (physical) structure;

•    Ability to be identified (segregated, separated) by the Company as existing independently of other assets;

•    Ability to be used for manufacture of products, performance of works, provision of services, or management of the affairs of the Company;

•    Utilization for an extended period of time (useful lives in excess of 12 months);

•    Ability to generate economic benefits (income) for the Company in the future;

•    Availability of properly made documents evidencing the existence of the assets and the fact that the Company has exclusive title to the fruit of intellectual activity related thereto (patents, certificates, other title documents, etc.).

Intangible assets shall include the following objects of intellectual property (exclusive title to the fruit of intellectual activity):

•    Exclusive title of the patent holder to inventions, production prototypes, models;

•    Exclusive copyright to computer software and databases;

•    Exclusive title of the owner to trade marks;

•    Business reputation of the Company;

•    Administrative expenses (expenses incurred in connection with the establishment of a legal entity which, pursuant to the constitutive documents of the Company, are recognized as contributions of the members to the charter (unit) capital);

•    Other assets listed in PBU 14/2000.

9.2. Intangible assets shall be shown in the accounting records and statements at the actual cost of acquisition, creation, manufacture, and preparation for utilization for intended purposes.

Acquisition value of intangible assets received as contributions to the charter capital shall be determined based on their estimated cash value agreed with the founders (members) of the Company, except when otherwise stipulated by the existing legislation of the Russian Federation.

The value of intangible assets at which they were registered for accounting purposes shall not be subject to change, with the exception of situations stipulated by the existing legislation of the Russian Federation.

9.3. Intangible assets shall be posted to the debit side of Account 04 in correspondent with Account 08.

9.4. Intangible assets shall be depreciated using the linear method, based on their acquisition value and depreciation rates which shall depend on the duration of their useful lives.

9.5. Useful lives of intangible assets shall be determined by the Company at the time when they are registered for accounting purposes. If it proves impossible to determine the useful life of any intangible asset, it shall be depreciated over a period of time equal to twenty years.

9.6. Depreciation of intangible assets shall be posted to the credit side of Account 05 in correspondence with the production (distribution) cost accounts.

9.7. Upon disposal of intangible assets, their value as posted on Account 04 “Intangible Assets” shall be reduced by the amount of accumulated depreciation (from the debit side of Account 05 “Intangible Assets Depreciation”. Residual value of disposed intangible assets shall be transferred from the credit side of Account 04 to the debit side of Account 91 “Other Income and Expense Items”.

10. ACQUISITION, PROCUREMENT, ACCOUNTING AND WRITE-OFF OF INVENTORIES

10.1. Accounting for inventories shall comply with the requirements of Accounting Standard PBU 5/01 “Accounting or Inventories” approved by Order of the Ministry of Finance of the Russian Federation No. 44n dated June 9, 2001.

Inventories shall include the following items:

•      Raw and other materials which are used for production or management needs or scheduled for sale;

•      Finished products (see Section 13 for description of the rules applicable to accounting for the manufacture of finished products);

•      Goods;

•      Containers and packaging materials.

10.2. Production stock, containers, packaging materials and goods shall be shown in the accounting records and statements at actual cost.

10.3. Actual cost of the aforementioned items shall be determined on the basis of their acquisition cost:

•    Amounts paid to the sellers under the appropriate contracts, without taking into consideration value added tax and other reimbursable taxes;

•    Amounts paid to various entities for provision of information and consulting services in connection with the acquisition of inventories;

•    Customs duties;

•    Expenses incurred in connection with the procurement and delivery of inventories to the place of their utilization, including insurance costs;

•    Remunerations paid to intermediaries through which inventories were acquired;

•    Non-reimbursable taxes paid in connection with the acquisition of inventories;

•    Costs incurred in connection with the preparation of inventories for being used for intended purposes;

•    Other costs directly associated with the acquisition of inventories.

General overheads and other similar expenses shall not be classified as actual costs incurred in connection with the acquisition of inventories, except when they are directly attributable thereto.

10.4. Actual costs of acquisition of inventories shall be determined subject to the foreign currency translation gains or losses arising prior to the registration of inventories for accounting purposes in situations where the payment is made in rubles for an amount equivalent to the amount denominated in foreign currency (conventional unit). Foreign currency translation gains and losses arising after inventories have been registered for accounting purposes shall be classified as non-operating income (expense) items and posted to Account 91 “Other Income and Expense Items”.

10.5. The cost of inventories and goods shall also include the costs incurred in connection with the acquisition of related containers and packaging materials. If the cost of containers and packaging materials received from suppliers together with inventories is included into the price of such inventories, such cost may be, if necessary, deducted from total costs to the extent that such containers and packaging materials may be put to new use.

10.6. Actual cost of inventories received under agreements envisaging discharge (payment) of obligations in-kind shall be the value of the assets transferred or due to be transferred by the Company. The value of the assets transferred or due to be transferred by the Company shall be determined based on the price which the Company usually assigns to similar assets under similar circumstances. If it proves impossible to determine such value, the cost of received inventories shall be determined based on the price of acquisition of similar inventories.

10.7. The actual cost of inventories at which they were registered for accounting purposes shall not be subject to change, with the exception of situations stipulated by the existing legislation of the Russian Federation.

10.8. The actual cost of inventories being released into production, or otherwise disposed of, shall be determined based on the average unit cost of each type of inventories which, in its turn, shall be calculated as the quotient of total cost of the relevant type of inventories by the quantity of such inventories consisting, respectively, of the cost and quantity balances at the beginning of the appropriate month and the cost and quantity of inventories received as of the date of such release or disposal. Average cost shall be calculated for each type of inventories taking into consideration all analytical data related to the accounts used for inventory accounting.

10.9. Responsibility for maintaining records of fuel and lubricants shall be borne by the person appointed by the General Manager of the Company. Such person shall submit to the Accounting Department monthly reports on the consumption of fuel and lubricants based on the data contained in trip tickets.

10.10. The cost of consumed fuel and lubricants shall be charged to the cost of products (works, services) at the rates approved by the General Manager of the Company.

10.11. The cost of inventories with respect to which supply contracts stipulate that the title thereto passes to the Company at the time of shipment, and inventories which, at the end of the month, are in transit or have not been collected from supplier warehouses shall be posted to the debit side of Account 10 “Materials” or Account 41 “Goods”, respectively, and to the credit side of Account 60 “Settlements with

Suppliers and Contractors” (without being registered as having been delivered to the warehouse of the Company), at the value stipulated by the appropriate supply contracts with subsequent adjustment to the actual cost (if no shipment documents are available), or at actual cost (if shipment documents or facsimile copies thereof are available).

10.12. Upon disposal of inventories (whether by release into operation or otherwise), their cost shall transferred from the credit side of Account 10 “Materials” to the debit side of Account 91 “Other Income and Expense Items”; upon sale or gratuitous transfer of inventories, their cost shall be posted to the debit side of Account 90-02 “Cost of Sales”.

10.13. Goods acquired by the Company for resale shall be posted at acquisition value. The purchase price of such goods shall include all costs listed in paragraph 10.3. If it proves impossible to allocate by individual goods expenses incurred in connection with the their procurement and delivery to central warehouses (bases) prior to their resale, such costs shall be classified as distribution expenses.

10.14 Finished products shall be posted to Account 43-01 “Finished Products at Warehouses” as follows:

•    During the month, finished products are transferred from the credit side of Account 40-01 “Manufacture of Products from Proprietary Raw Materials” to the debit side of Account 43-01 “Finished Products at Warehouses”, using scheduled costs;

•    At the end of the reporting month, the balance on the debit side of Account 40-01 “Manufacture of Products from Proprietary Raw Materials” shall be used to determine the actual production costs.

10.15. Account 40-01 shall contain information about the differences between the scheduled prices and the actual production costs. The amount of such differences shall be posted to the same accounts as those to which the finished products were posted, and distributed in proportion to the quantity of the finished products at standard cost. Savings (excess of scheduled over actual costs) shall be posted by using a “red ink entry” (reversal entry), while overruns (excess of actual over scheduled costs) shall be posted by an additional accounting entry. The amount of the differences attributed to sold goods shall be posted to the debit side of Account 90 “Sales”.

10.16. Account 40 shall be closed on a monthly basis, and shall have no balance on the reporting date. The differences attributed to the balance of finished goods at the end of the month shall be recorded on separate sub-accounts.

10.17. Reusable containers shipped to customers shall be posted at the actual acquisition cost by using the following entry: Dt Account 45 – Ct Account 10-04. Collateral received for reusable containers shall be posted at the price of such collateral by using the following entry: Dt Account 62-01 – Ct Account 62-04.

11. PROTECTIVE CLOTHES AND SPECIAL ACCESSORIES

To ensure efficient accounting, all protective clothes and special accessories shall be divided into the following three groups:

1)    Protective clothes and special accessories with useful lives not exceeding 3 months, regardless of their value.

These assets shall be posted to accounts 10-07-03,10-07-04,10-07-05 and 10-07-06 similarly to materials, with more than one unit per each classification number.

The cost of protective clothes with useful lives of less than 3 months shall be charged to production costs in terms of both amount and quantity at the time when they are issued to the appropriate employee (released into operation).

Release of protective clothes and special accessories into operation shall be reflected in the accounting records by making the following entries: Dt Account 10-07-04 “Protective Clothes in Use” – Ct Account 10-07-03 “Protective Clothes at Warehouse”, and Dt Account 10-07-06 “Special Accessories in Use” – Ct Account 10-07-05 “Special Accessories at Warehouse”. Concurrently therewith, the cost of protective clothes and special accessories shall be charged to costs by debiting expense accounts and crediting Account 10-07-04 “Protective Clothes in Use” and Account 10-07-06 “Special Accessories in Use”. As a result, no protective clothes shall remain of the balance sheet of the Company.

2)    Protective clothes and special accessories with useful lives ranging from 3 months to 12 months, regardless of their value, and protective clothes and special accessories with useful lives exceeding 12 months and a value of less than RUR 10 thousand.

These protective clothes shall be posted to Account 10 similarly to materials, with more than one unit per each classification number.

To ensure preservation of such types of protective clothes, at the time when they are issued to the appropriate employee (released into operation) they shall be charged to production costs only in terms of amount.

Release of protective clothes and special accessories into operation shall be reflected in the accounting records by making the following entries: Dt Account 10-07-04 “Protective Clothes in Use” – Ct Account 10-07-03 “Protective Clothes at Warehouse”, and Dt Account 10-07-06 “Special Accessories in Use” – Ct Account 10-07-05 “Special Accessories at Warehouse”. Concurrently therewith, the cost of protective clothes and special accessories shall be charged to costs by debiting expense accounts and crediting Account 10-07-04 “Protective Clothes in Use” and Account 10-07-06 “Special Accessories in Use” only in terms of amount, without indicating the quantity. As a result, such protective clothes shall be reflected on the balance sheet in the appropriate quality at zero cost.

3)    Protective clothes and special accessories with useful lives exceeding 12 months and a value of more than RUR 10 thousand.

Such protective clothes and special accessories shall be posted to Account 10 similarly to fixed assets, with individual inventory number being assigned to each item.

Release of protective clothes and special accessories into operation shall be reflected in the accounting records by the following entries: Dt Account 10-07-04 “Protective Clothes in Use” – Ct Account 10-07-03 “Protective Clothes at Warehouse”, and Dt Account 10-07-06 “Special Accessories in Use” – Ct Account 10-07-05 “Special Accessories at Warehouse”. These assets shall be depreciated by using the linear method throughout their useful lives as determined by applicable special standards. The appropriate accounting entry shall be as follows: Dt Expense Accounts – Ct Account 10-07-04 “Protective Clothes in Use” and Account 10-07-06 “Special Accessories in Use”.

Depreciation charge = acquisition value * monthly depreciation percentage rate.

As a result, such protective clothes and special accessories shall be reflected on the balance sheet in the appropriate quality at residual value.

12. PRODUCTION IN PROGRESS AND DEFERRED EXPENSES

12.1. Products (works) which have not passed through all stages envisaged by the technological process, and products which have not passed quality assurance, shall be classified as production in progress.

12.2. Production in progress shall be shown on the balance sheet at production cost.

12.3. Expenses incurred during the reporting period, but related to future reporting dates, shall be shown in accounting records as a separate item (deferred expenses), and shall be charged to production and distribution costs (or to the appropriate sources of funding used by the Company) in equal installments throughout the period to which they relate.

Deferred expenses shall include licenses for the conduct of certain types of operations, which shall be depreciated throughout the effective terms of such licenses.

13. INCOME AND EXPENSE ACCOUNTING

13.1. Accounting for the Company’s income and expenses shall comply with the requirements of Accounting Standard PBU 9/99 “Corporate Income” approved by Order of the Ministry of Finance of the Russian Federation No. 32n dated May 6, 1999, and Accounting Standard PBU 10/99 approved by Order of the Ministry of Finance of the Russian Federation No. 33n dated May 6, 1999.

13.2. The income of the Company shall be defined as the increase of economic benefits as a result of receipt of assets (cash, other property) and/or discharge of obligations, having the net effect of increasing the capital of the Company other than the contributions of the members (owners of property).

13.3. The following items received from legal entities and individuals shall not be classified as the income of the Company:

•    Value added tax, excise duties, export duties and other similar mandatory payments;

•    Amounts received under commission agreements, agency agreements and other similar agreements by the commissionaire, principal, etc.;

•    Amounts received as prepayments for products, goods, works, services;

•    Amounts received as advance payments for products, goods, works, services;

•    Down payments;

•    Pledged assets, if the appropriate pledge agreements envisage that such pledged assets should be in the custody of the pledgee;

•    Amounts received in repayment of credits, loans extended to borrowers.

13.4. The income of the Company shall be divided into:

(a) Income from routine operations;

(b) Operating income;

(c) Non-operating income;

(d) Extraordinary income.

13.5. Routine income of the Company shall include the following items:

•    Proceeds from the sale of products, goods, inventories;

•    Proceeds related to the performance of works and provision of services;

•    Proceeds related to the transfer, for a fee, of the assets of the Company into temporary possession and temporary use;

•    Proceeds related to the granting, for a fee, of rights arising out of patents to inventions, production prototypes and other types of intellectual property (hereinafter collectively referred to as the “proceeds”).

The amount of the proceeds shall be determined taking into consideration foreign currency translation gains or losses emerging when the payment is made in rubles for an amount equivalent to the amount denominated in foreign currency (conventional unit), such gains and losses increasing or decreasing the amount of the proceeds, respectively. Foreign currency translation gains and losses shall be defined as the difference between the ruble value of an asset denominated in foreign currency (conventional units) which has actually been received a part of the proceeds, such value being calculated at the official or another agreed exchange rate as of the date when such asset is registered for accounting purposes, and the ruble value of such asset calculated at the official or another agreed exchange rate as of the date of recognition of such proceeds. The proceeds shall be posted to Account 90 “Sales”.

13.6. Operating income of the Company shall include the following items:

•    Proceeds related to equity participations in other entities (including interest and other income on securities);

•    Profit received by the Company from joint operations (under ordinary partnership agreements);

•    Proceeds from the sale of fixed assets and other assets not listed in paragraph 14.5;

•    Interest received on the cash transferred by the Company into temporary use, and interest received from the bank for the use by the latter of the cash deposited by the Company with such bank;

•    Proceeds from the sale of foreign currency.

13.7. Non-operating income of the Company shall include the following items:

•    Fines, penalties and forfeits paid to the Company for violation by the counterparties of the terms and conditions of their agreements with the Company (these items shall be posted in the amounts awarded by courts or recognized by debtors);

•    Assets received on a gratuitous basis, including assets received under donation agreements (these items shall be posted at their market value). The market value of assets received on a gratuitous basis shall be determined by the Company based on the prices for the same or similar assets in effect as of the date when they are registered for accounting purposes. The information about the prices in effect as of such date shall be supported by the appropriate documents or the findings of expert evaluation. Assets received on a gratuitous basis, including assets received under donation agreements, shall be classified as deferred income and posted to the credit side of Account 98 “Deferred Income” in correspondence with the appropriate asset accounts. Depreciation of gratuitously received assets shall be posted to the credit side of Account 02 “Fixed Assets Depreciation” in correspondence with the appropriate production and distribution costs accounts. Concurrently with the accrual of depreciation of fixed assets and release of inventories, amounts posted to Account 98 with respect to gratuitously received assets shall be transferred to the credit side of Account 91 “Other Income and Expense Items”;

•    Amounts received as indemnification of losses sustained by the Company (these items shall be posted in the amounts awarded by courts or recognized by debtors);

•    Profits of past period identified during the reporting year;

•    Accounts payable and deposits payable with expired periods of limitations (these items shall be posted in the amounts in which they were reflected in the accounting records of the Company);

•    Translation adjustments;

•    Amounts by which the value of assets is increased as a result of revaluation (these amounts shall be determined in accordance with the approved assets revaluation procedure);

•    Other non-operating income items (these items shall be posted in their actual amounts);

•    Budget allocations received by the Company as partial coverage of interest payments under credit agreements.

13.8. Operating income, non-operating income and extraordinary income shall be posted to Account 91 “Other Income and Expense Items”.

13.9. Expenses of the Company shall be defined as the decrease of economic benefits as a result of disposal of assets (cash, other property) and/or assumption of obligations, having the net effect of decreasing the capital of the Company other than the reduction of contributions of the members (owners of property).

13.10. The following asset dispositions shall not be classified as expenses of the Company:

•    Amounts related to acquisition (creation) of non-current assets (fixed assets, construction in progress, intangible assets, etc.);

•    Contributions to charter (unit) capitals of other entities, acquisition of shares of joint stock companies and other securities not for resale (sale);

•    Amounts paid under commission agreements, agency agreements and other similar agreements to the commissionaire, principal, etc.;

•    Amounts paid as prepayments for inventories and other goods, works, services;

•    Amounts paid as advances for inventories and other goods, works, services;

•    Amounts paid as repayment of credits, loans received by the Company.

13.11. Depending on their nature, conditions in which they are incurred, and related areas of operations of the Company, the expenses of the Company shall be divided into:

(a) Expenses related to routine operations;

(b) Operating expenses;

(c) Non-operating expenses;

(d) Extraordinary expenses.

13.12. Expenses of the Company related to routine operations shall include the following items:

•    Expenses related to production and distribution of its products;

•    Expenses related to purchase and sale of goods;

•    Expenses related to manufacture, acquisition and sale of inventories;

•    Expenses related to performance of works and provision of services;

•    Expenses related to the transfer, for a fee, of the assets of the Company into temporary possession and temporary use;

•    Expenses related to the granting, for a fee, of rights arising out of patents to inventions, production prototypes and other types of intellectual property.

The amount of the expenses shall be determined taking into consideration foreign currency translation gains or losses emerging when the payment is made in rubles for an amount equivalent to the amount denominated in foreign currency (conventional unit), such gains and losses increasing or decreasing the amount of the expenses, respectively. Foreign currency translation gains and losses shall be defined as the difference between the ruble value of an expense denominated in foreign currency (conventional units) which has actually been incurred, such value being calculated at the official or another agreed exchange rate as of the date when the appropriate account payable is registered for accounting purposes, and the ruble value of such expense calculated at the official or another agreed exchange rate as of the date of recognition of such expense.

Expenses related to routine operations shall also include replacement of the value of fixed assets, intangible assets and other depreciable assets in the form of depreciation charges.

13.13. Expenses of the Company related to routine operations shall comprise:

•    Expenses related to acquisition of raw and other materials, goods and other inventories;

•    Expenses incurred directly in the course of processing (finishing) of the inventories with a view to manufacture products; performance of works/provision of services and sale thereof; and sale of the goods (expenses related to the maintenance and operation of fixed assets and other non-current assets, expenses related to the keeping of such assets in good operating order, as well as commercial, administrative and other expenses).

13.14. Expenses of the Company related to routine operations shall be grouped as follows:

•    Material costs;

•    Labor costs;

•    Social benefits;

•    Depreciation;

•    Other costs.

For accounting purposes, the Company shall organize the maintenance of accounting records with respect to expenses with a breakdown by cost items. Cost accounts shall be maintained in accordance with the provisions of Section 12 of this Policy.

13.15. With a view to arrive to the financial result of routine operations, the Company shall determine the cost of sold goods, products, works and services which shall be based on expenses related to routine operations, whether the same are recognized during the current or any previous reporting period, and unexpired expenses related to receipt of income during any subsequent reporting period, subject to adjustments to account for the differences inherent in manufacture of products, performance of works and provision of services, as well as in the sale thereof and in the sale (resale) of goods.

Commercial and administrative expenses shall be fully recognized during the reporting period in which they were recognized as expenses related to routine operations of the Company.

13.16. Administrative expenses shall be posted to the debit side of Account 26 “General Overheads” in correspondence with the accounts related to inventories, payment of wages and salaries to employees, settlements with other entities (individuals), etc. Administrative expenses shall include the following items: administrative management expenses; expenses related to the maintenance of managerial personnel not directly associated with the production process; expenses related to depreciation and repair of administrative and general fixed assets; expenses related to the payment of rent for general premises; expenses related to the payment of land taxes and vehicle taxes; expenses related to the payment for information, audit, consulting and other services; other similar administrative expenses.

At the end of each reporting period, administrative expenses shall be charged to products sold (debit of Account 90).

Administrative expenses shall be allocated among various types of operations in proportion to the proceeds (without tax) from the sale of products (works, services) received from such types of operations.

The basis for the allocation of such expenses among various types of operations shall be the gross pre-tax income from sales, based on applicable selling prices.

For the purposes of commercial operations, gross income shall be defined as the difference between the income received and the cost of goods sold.

13.17. Commercial expenses shall be posted to Account 44 “Distribution Expenses”, and shall include all expenses related to the sale of products, goods, works and services. Commercial expenses shall include the following items: advertising expenses; marketing expenses; expenses related to the delivery of the products to buyers, branches, and points-of-sale; expenses related to the movement of products within structural units; commissions (fees) paid to sellers and other intermediaries; expenses related to the maintenance of the premises used to store the products at points-of-sale and payment of wages and salaries to the employees of distribution units; licensing fees for the right to use trade marks; other similar expenses.

13.18. At the end of each month, all distribution expenses posted on the debit side of Account 44 shall be transferred to the debit side of Account 90 “Sales”. The items posted to Account 44 “Distribution Expenses”, other than the items posted to Account 44-04 “Export Distribution Expenses”, shall be allocated within each type of operations in proportion to the gross income from the sale of products, goods (works, services), with the exception of the income related to export sales of goods and services, and with the exception of the types of operations related to the transfer, for a fee, of the assets of the Company into temporary possession or temporary use. The items posted to Account “Export Distribution Expenses” shall be allocated within each type of operations in proportion to the gross income from the sale of products, goods (works, services) related to export sales of goods and services, with the exception of the types of operations related to the transfer, for a fee, of the assets of the Company into temporary possession or temporary use. For the purposes of commercial operations, gross income shall be defined as the difference between the income received and the cost of goods sold.

13. 19. Operating expenses of the Company shall include the following items:

•    Expenses related to equity participations in charter capitals of other entities;

•    Expenses related to the sale, disposal and other withdrawal of fixed assets and other assets not listed in paragraph 14.12;

•    Interest paid by the Company for cash credits and loans received by it;

•    Expenses related to the payment for the services provided by credit institutions;

•    Allocations to valuation reserves established in accordance with the applicable accounting rules (loan loss provisions, securities impairment provisions, etc.), and to reserves established in connection with the recognition of contingent commitments of the Company;

•    Expenses related to the sale of foreign currencies;

•    Other operating expenses.

13.20. Non-Operating expenses of the Company shall include the following items:

•    Fines, penalties and forfeits paid by the Company for violation of the terms and conditions of agreements with various counterparties (these items shall be posted in the amounts awarded by courts or recognized by the Company);

•    Indemnification of the losses inflicted by the Company;

•    Losses of past periods recognized during the reporting year;

•    Accounts receivable with expired periods of limitations, other non-collectable debts (these items shall be posted in the amounts in which they were reflected in the accounting records of the Company);

•    Translation adjustments;

•    Amounts by which the value of assets is decreased as a result of revaluation (these amounts shall be determined in accordance with the approved assets revaluation procedure);

•    Fund transfers (contributions, payments, etc.) related to charitable activities, expenses related to sports events, leisure activities, cultural events, as well as other similar expenses;

•    Other non-operating expenses.

13.21. Extraordinary expenses of the Company shall include expenses incurred as a result of the operation of force majeure circumstances (natural disasters, fires, accidents, nationalization of property, etc.).

13.22. Operating expenses, non-operating expenses and extraordinary expenses shall be posted to Account 91 “Other Income and Expense Items”.

14. INCOME AND EXPENSE RECOGNITION

14.1. Proceeds shall be recognized, if the following conditions are satisfied:

•    The Company has the right to receive such proceeds, such right arising from a specific agreement or another document similar to an agreement, or being otherwise properly confirmed;

•    The amount of the proceeds can be quantified;

•    There exists certainty that a specific operation shall result in an increase of economic benefits to the Company. Certainty that a specific operation shall result in an increase of economic benefits to the Company exists when the Company has received certain assets as payment, or when eventual receipt of such assets causes no doubts whatsoever;

•    The title to (the right to possess, use and dispose of) the products (goods) has passed from the Company to the buyer, and the work has been accepted by the customer (the services has been provided);

•    Expenses that have been, or shall be, incurred in connection with the operation can be quantified.

If at least one of the above conditions is not satisfied with respect to cash or other assets received or to be received by the Company as payment, the appropriate item shall be recognized in the Company’s accounting records as accounts receivable, and not as proceeds.

14.2. If the proceeds from the sale of products, performance of works, provision of services cannot be quantified, it shall be registered for accounting purposes in the amount equal to the amount of recognized expenses related to the manufacture of such products, performance of such works or provision of such services which shall subsequently be reimbursed to the Company.

14.3. Other receipt shall be recognized as follows:

•    Receipts from the sale of fixed assets and other assets other than cash (with the exception of foreign currency), products and goods, as well as interest received from the loans extended by the Company and income from equity participations in other entities shall be recognized in accordance with the procedure similar to that described in paragraph 15.1 of this Policy. For accounting purposes, interest shall accrue for each complete reporting period in accordance with the terms and conditions of the appropriate agreements; fines, penalties and forfeits for contractual defaults and indemnification of the losses sustained by the Company shall be recognized during the reporting period in which they were awarded by courts or recognized by debtors;

•    Accounts payable and deposits payable with expired periods of limitations shall be recognized during the reporting period in which periods of limitations have expired;

•    Amounts by which the value of assets is increased as a result of revaluation shall be recognized during the reporting period in which there occurs the date as of which revaluation was performed;

•    Other receipts shall be recognized as they are being received (identified).

14.4. Expenses shall be recognized, if the following conditions are satisfied:

•      The appropriate expense is made in accordance with the provisions of a specific agreement or another document similar to an agreement, or subject to the requirements of applicable laws and regulations or prevailing business customs;

•      The amount of the expense can be quantified;

•      There exists certainty that a specific operation shall result in a decrease of economic benefits to the Company. Certainty that a specific operation shall result in a decrease of economic benefits to the Company exists when the Company has transferred certain assets, or when eventual transfer of such assets causes no doubts whatsoever.

If at least one of the above conditions is not satisfied with respect to any expense incurred by the Company, the appropriate item shall be recognized in the Company’s accounting records as accounts payable.

Linear depreciation charges shall be recognized as expenses.

14.5. Expenses shall be recognized during the reporting period in which they were incurred, regardless of when the cash was actually paid, or when the expense was otherwise made (assumption of temporal determinacy of business operations).

15. CAPITAL AND RESERVE FUND

15.1. The Company’s accounting records shall show the amount of charter capital registered in the constitutive documents of the Company as the sum total of contributions (units, shares at par value, installments) made by the founders (members) of the Company.

15.2. Amounts by which the value of non-current assets is increased as a result of revaluation conducted in accordance with the established procedure shall be shown as additional capital.

15.3. The amount of the difference between the selling price and the par value of shares emerging in the course of formation or increase of the charter capital shall be shown in accounting records as issuance income, such income being one of the components of additional capital.

15.4. The Company shall create a reserve fund, the amount thereof being as stipulated by the charter of the Company, but at least 5 percent of the amount of the charter capital. The reserve fund shall be formed by mandatory annual contributions, such contributions to be made until the fund attains the amount stipulated by the charter of the Company. The amount of the annual contributions shall be provided by the charter of the Company, but may not be less than 5 percent of net profit of the Company until the fund attains the amount stipulated by the charter of the Company.

16. DEFERRED CHARGES RESERVE

16.1. To ensure continuous steady inclusion of expenses into production costs, the Company shall create a reserve covering deferred charges and vacation allowances. The amounts so reserved shall be posted to the credit side of Account 96 “Deferred Charges Reserves” in correspondence with production and distribution cost accounts.

16.2. The reserve shall be created in accordance with the following procedure:

1.   The Company shall determine the anticipated payroll for the reporting year, including the uniform social tax (UST).

2.   The Company shall determine the aggregate amount of expenses related to the payment of vacation allowances during the reporting year, including UST, and the amount of additional expenses covering vacation allowances not used during the preceding reporting year, including UST. These expenses shall be calculated as the product of the number of vacation days (including those not used during the preceding reporting year) and the average daily salary paid to the employees of the Company. To calculate the average daily salary, the anticipated payroll shall be divided by the expected number of employees, then by 12, and then by 29.6 (average number of calendar days in a month for the purposes of calculation of vacation allowances).

3.   The rate of contributions to the reserve shall be calculated in accordance with the following formula: Contribution rate = paragraph 2 / paragraph 1 * 100. The contribution rate shall be rounded to the second decimal place using standard rounding rules.

4.   The amount of monthly contribution to the reserve shall be calculated in accordance with the following formula: Monthly contribution = actual payroll (including UST) per month * contribution rate, and shall be posted using the following accounting entry: Dt Accounts 20, 23, 25, 26, 44, 91 – Ct Account 96-01.

5.   The amount of vacation allowances actually accrued and payable to the employees shall be posted by using the following accounting entry: Dt Account 96-01 – Ct Accounts 70, 69.

6.   On the last day of the current reporting year, the Company shall audit the reserve (compare the amount of funds transferred to the reserve with the actual amount of paid vacation allowances).

The amount of deferred charges related to the payment to the employee of vacation allowances shall be adjusted to take into consideration the number of unused vacation days, the average daily labor expenses (subject to the approved methodology for the computation of the average salary), and mandatory UST payments.

16.3. No other deferred charges reserves shall be created by the Company.

17. PROPERTY INSURANCE PAYMENTS

17.1. The Company shall voluntarily execute insurance agreements, with all expenses related thereto being charged to production costs.

17.2. Accrued insurance payments shall be posted to the credit side of Account 76/1 “Property and Personal Insurance Premiums” in correspondence with production cost accounts (Accounts 20, 23, 25, 26, 44, 91, and 97).

17.3. The aforementioned insurance payments shall be transferred from the credit side of cash accounts (Accounts 51, 52, 50) to the debit side of Account 76/1.

17.4. If the insurance agreement envisages that the insurance premium should be paid in one installment for the entire effective term thereof (or for a portion of such term), the relevant expenses shall be recognized gradually throughout the effective term of such agreement (or throughout the appropriate portion of such term). If that is the case, insurance payments shall be posted to the credit side of Account 76-01 “Property and Personal Insurance Premiums” in correspondence with the debit side of Account 97 “Deferred Expenses”, and then gradually written off in equal installments throughout the effective term of the insurance agreement to Accounts 25, 26, 44, and 91.

17.5. If the insurance agreement envisages that the insurance payment should be paid in monthly installments, the relevant expenses shall be recognized during the month in which the Company, acting in accordance with the provisions of such agreement, transferred (released) the cash required for the payment of insurance premiums. If that is the case, accrued insurance payments shall be posted to the credit side of Account 76-01 “Property and Personal Insurance Premiums” in correspondence with Accounts 25, 26, 44, and 91. The aforementioned insurance payments shall be posted to the credit side of cash accounts (Accounts 51, 52, 50) in correspondence with the debit side of Account 76-01.

17.6. Losses of insured inventories shall be transferred from the credit side of Accounts 10, 12, and 40 to the debit side of Account 76/1.

17.7. Insurance benefits received by the Company from insurance companies shall be posted to the debit side of cash accounts (Accounts 51, 52, 50, 55) and to the credit side of Account 76/1.

17.8. To the extent that losses resulting from the occurrence of insured events are not compensated by insurance benefits, they shall be transferred from the credit side of Account 76/1 to the debit side of Account 91.

17.9. Analytical accounting records on Account 76/1 shall be maintained with a breakdown by insurers and individual insurance agreements.

18. PROFITS (LOSSES), FUNDS, PROFIT DISTRIBUTION

18.1. Profit (loss) shall be defined as the net financial result (profit or loss) of the reporting period, as determined on the basis of accounting records reflecting all business operations of the Company, and shall be posted to Account 99 “Profits and Losses”.

The net financial result shall consist of the financial result of routine operations and other income and expense items, including extraordinary income and extraordinary expense. The losses (expenses) and profits (income) of the Company shall be posted to the debit and credit sides of Account 99, respectively.

18.2. When accounting statements are prepared at the end of the reporting year, Account 99 “Profits and Losses” shall be closed by the last December entry, and the balance thereof shall be transferred to the credit (debit) side of Account 84 “Undistributed Profit (Uncovered Loss) of the Reporting Year”.

18.3. Profits and losses which have been identified during the reporting year, but are related to operations of past years, shall be included into the financial result of the reporting year.

18.4. Income which has been received during the reporting year, but is related to subsequent reporting periods, shall be shown in accounting records and statements as a separate item on Account “Deferred Income”. Such income shall be included into the financial result upon the occurrence of the reporting period to which it is related.

18.5. The profit remaining at the disposal of the Company shall be distributed in accordance with the appropriate resolution of the general meeting of shareholders.

19. EXCHANGE RATE GAINS AND LOSSES AND
FOREIGN CURRENCY TRANSLATION GAINS AND LOSSES

19.1. Exchange rate gains and losses arising in connection with the fluctuation of the official exchange rates of foreign currencies vis-à-vis the Russian ruble during the reporting year shall be classified as non-operating income and expense items, and posted to Account 91 “Other Income and Expense Items”.

19.2. Foreign currency translation gains and losses arising as a result of recognition of the income (proceeds) of the Company during the reporting period when such income (proceeds) is posted to the accounts of the Company shall be classified as part of such income (proceeds).

19.3. If foreign currency translation gains and losses arise during the reporting year following the year during which the income (proceeds) of the Company was posted to the accounts of the Company, they shall be classified as non-operating income (expense).

19.4. Foreign currency translation gains and losses arising in connection with the acquisition of fixed assets and inventories after such fixed assets and inventories are registered for accounting purposes shall be classified as non-operating income (expense).

19.5. Foreign currency translation gains and losses arising after the acceptance of services provided to the Company shall be classified as expenses related to routine operations, and posted to the same expense accounts as those used for posting the cost of such services. If foreign currency translation gains and losses arise during the reporting year following the year during which the services provided to the Company were accepted and posted to the accounts of the Company, they shall be classified as non-operating income (expense).

20. CREDITS AND LOANS, COMPOSITION AND PROCEDURE
FOR THE RECOGNITION OF CREDIT AND LOAN LOSSES

20.1. Accounting for amounts owed under credits and loans received by the Company, and for expenses related to the discharge of obligations under credits and loans, including commodity and commercial loans and loans, obtained by issuance of notes and issuance and distribution of bonds, shall comply with the requirements of Accounting Standard PBU 15/01 “Credits and Loans Accounting” approved by Order of the Ministry of Finance of the Russian Federation No. 60n dated August 2, 2001.

20.2. Credits and loans, as well as interest payable to creditors and lenders, shall be posted to Account 66 “Settlements under Short-Term Credits and Loans” and Account 67 “Settlements under Long-Term Credits and Loans”, with the principal and interest payable being posted to separate sub-accounts. Analytical accounting records for credits and loans received, including loan commitments assumed by the Company, shall be maintained with a breakdown by types of credits and loans, credit institutions and other lenders extending such credits and loans, and individual credits and loans (types of loan commitments).

20.3. The principal amount of the debt (hereinafter referred to as the “indebtedness”) owed to the creditor or lender under the appropriate credit or loan agreement shall be posted in accordance with the terms and conditions of such credit or loan agreement in the amount equal to the amount of cash actually received by the Company, or to the cash value of other property received by the Company under the agreement, at the time when such cash or property is actually received by the Company, as part of accounts payable.

20.4 Indebtedness of the Company under credits and loans received shall, for accounting purposes, be divided into short-term indebtedness and long-term indebtedness. Short-term indebtedness shall be defined as indebtedness under credits and loans received with contractual maturities not exceeding 12 months; long-term indebtedness shall be defined as indebtedness under credits and loans received with contractual maturities exceeding 12 months.

20.5. The Company shall reclassify long-term indebtedness as short-term indebtedness. Reclassification of long-term indebtedness under credits and loans received as short-term indebtedness shall be performed by the Company at the time when, in accordance with the terms and conditions of the appropriate credit agreement and/or loan agreement, there remains 365 days to the date of repayment of the principal.

20.6. In situations stipulated by the existing legislation, the Company may engage in borrowing by issuance of notes, and by issuance and distribution of bonds (hereinafter referred to as the “outstanding loan commitments”).

20.7. The indebtedness under credits and loans received which is denominated in foreign currency or conventional units shall be posted by the Company in rubles, the amount thereof being converted at the exchange rate of the Central Bank of the Russian Federation in effect as of the date of the operation (extension of credit or loan, issuance of loan commitments) or, if no such exchange rate is quoted by the Central Bank of the Russian Federation, at the exchange rate determined by mutual agreement of the parties.

20.8. Return by the Company of credits or loans received, including outstanding loan commitments (principal amount), shall be shown in the accounting records of the borrower as reduction (repayment) of the appropriate accounts payable.

20.9. Expenses related to the receipt and utilization of credits and loans shall include the following:

•    Interest payable to creditors and lenders on the credits and loans received from them;

•    Interest and discounts on due and payable notes and bonds;

•    Additional costs incurred in connection with the receipt of credits and loans, issuance and distribution of loan commitments;

•    Exchange rate gains and losses and foreign currency translation gains and losses related to due and payable interest on credits and loans received and denominated in foreign currency or conventional units, such gains and losses accruing from the date of accrual of interest in accordance with the terms and conditions of the appropriate agreements to the date of the actual payment (transfer) of such interest.

20.10. Expenses related to credits and loans received shall be recognized during the period in which they are incurred (hereinafter referred to as the “current expenses”), with the exception of the portion of such expenses to be included into the cost of the appropriate investment assets.

Accrued interest shall be posted to separate sub-accounts. Interest accrued under short-term and long-term credit and loan agreements and payable within 365 days after the reporting date shall be posted to Sub-Account 66-02 “Interest on Short-Term Credits and Loans”. Interest accrued under short-term and long-term credit and loan agreements and payable within more than 365 days after the reporting date shall be posted to Sub-Account 67-02 “Interest on Long-Term Credits and Loans”. Interest posted to Account 67-02 and payable within more than 67-02 days after the reporting date shall be transferred to Sub-Account 66-02 “Interest on Short-Term Credits and Loans”.

20.11. Investment assets shall be defined as fixed assets, real properties and other similar assets whose acquisition and/or construction require significant time and expenses. Such assets shall be classified as goods and not as investment assets, if they are acquired expressly for the purpose of subsequent resale.

20.12. Expenses related to credits and loans shall be included into current expenses in the amounts due under the appropriate credit and loan agreements executed by the Company, regardless of the form and the date which the relevant payments are actually made.

20.13. Interest on credits and loans received shall be accrued by the Company in accordance with the procedure established by the appropriate credit and loan agreements.

20.14. Indebtedness under credits and loans received shall be shown in accounting records and statements so as to include the interest payable under the terms and conditions of the appropriate credit and loan agreements at the end of the reporting period.

20.15. Interest and discounts on due and payable notes and bonds and other outstanding loan commitments shall be shown by the Company in its accounting records and statements in accordance with the following procedure:

(a) with respect to outstanding notes – the note issuer shall classify the amount indicated on the note (hereinafter referred to as the “note principal amount”) as accounts payable.

If any interest accrues on the note principal amount of outstanding notes, indebtedness related to such notes shall be shown by the note issuer so as to include the interest due and payable on such notes in accordance with the terms and conditions of the note issue agreement at the end of the reporting period.

If the note is issued with a view to obtain a cash loan, the amount of the interest or discounts due and payable to the note holder shall be classified by the note issuer as operating expenses.

(b) with respect to outstanding bonds – the bond issuer shall classify the par value of the bonds issued and distributed as accounts payable.

If any interest accrues on the bonds, the bond issuer shall post the indebtedness related to distributed bonds so as to include the interest due and payable on such bonds at the end of the reporting period.

If there is any income (interest or discount) due and payable on outstanding bonds, the bond issuer shall classify and post it as operating expenses during the reporting periods to which the relevant income relates.

Interest on other loan commitments due and payable to the lender shall be accrued by the Company in equal (monthly) installments and classified as operating expenses during the reporting periods to which the relevant accruals relate.

20.16. Additional costs incurred in connection with the receipt of credits and loans, issuance and distribution of loan commitments, may include expenses related to the following:

•    Provision of legal and consulting services to the borrower;

•    Provision of copying and duplication services;

•    Payment of taxes and duties (in situations stipulated by the existing legislation);

•    Expert evaluations;

•    Consumption of communication services;

•    Other expenses directly related to the receipt of credits and loans and distribution of loan commitments.

20.17. Additional expenses related to receipt of credits and loans and distribution of loan commitments shall be included into current expenses during the reporting period in which they were recognized. Additional expenses shall be first recorded as deferred expenses, and then reclassified as operating expenses over the duration of the period of repayment of the aforementioned loan commitments.

20.18. Accrued interest on due and payable credits and loans denominated in foreign currency or conventional units shall be recorded in rubles, the amount thereof being converted at the exchange rate of the Central Bank of the Russian Federation in effect on the date when such interest was actually accrued in accordance with the terms and conditions of the appropriate agreement or, in the absence of such official exchange rate, at the exchange rate mutually agreed by the parties.

20.19. Expenses related to credits and loans directly associated with the acquisition and/or construction of investment assets shall be included into the value of such assets and depreciated over time. Expenses related to non-depreciable credits and loans directly associated with the acquisition and/or construction of investment assets shall not be included the value of such assets, being instead classified as operating expenses.

20.20. Inclusion of expenses related to credits and loans received into the acquisition value of investment assets shall be discontinued on the first day of the month following the month when such assets are recorded for accounting purposes as fixed assets or asset groups (with a breakdown by the types of assets comprising such groups).

20.21. If any investment assets are not recorded for accounting purposes as fixed assets or asset groups (with a breakdown by the types of assets), but the Company has actually started to use them for manufacture of products, performance of works or provision of services, inclusion of expenses related to credits and loans received into the acquisition value of such investment assets shall be discontinued on the first day of the month following the month when the operation of such assets actually started.

21. AMENDMENTS AND ADDITIONS TO ACCOUNTING POLICY

21.1. This Accounting Policy may be amended in the following situations:

•    Reorganization of the Company;

•    Change of the owner of the Company;

•    Modification of accounting laws and regulations;

•    Development of new accounting methodologies (either by the Ministry of Finance of the Russian Federation or by the Company);

•    Material changes in the conditions in which the Company conducts its operations;

•    Other situations stipulated by the Law “On Accounting”.

21.2. To ensure comparability of data, all changes to this Accounting Policy shall come into effect as of the beginning of a new fiscal year. Exclusions from this rule shall be possible, if the relevant accounting regulations allow retroactive use of new standards.

21.3.      Approval of new methods to be used for the maintenance of accounting records of business operations of the Company which are different from those conducted earlier, or are entirely new, shall not be deemed to be a change to this Accounting Policy.

21.4. All changes to this Accounting Policy shall be well substantiated and confirmed by appropriate orders or instructions.

Chief Accountant of the Company	V.V. Khaminov

Accounting Policy for Taxation Purposes in 2005

1. General

1. Tax accounting of Wimm-Bill-Dann Foods, OJSC shall be performed in accordance with the Tax Code of the Russian Federation.

2. Head of the Company shall be liable for organization of tax accounting.

3. Chief Accountant of the Company shall be liable for maintenance of tax records.

4. Tax accounting data shall reflect the procedure for establishing the amounts of proceeds and expenses, the procedure for establishing the share of expenses to be included into the reported period expenses, the balance of expenses (losses) to be recorded as deferred expenses, as well as the amount of indebtedness to the state budget in relation to the profit tax.

5. Analytical tax accounting registers shall mean consolidated forms for systematizing the tax accounting data.

6. Tax accounting registers shall be maintained in electronic form based on the software operated be the Company.

2. Date of acknowledgment of proceeds and expenses

1.            Company’s proceeds shall be acknowledged in the reported (tax) period in which they were accrued, notwithstanding the actual receipt of cash, other property (works, services) and(or) proprietary rights (accrual method shall apply in compliance with Article 271 of the Tax Code of the Russian Federation).

2. Company’s expenses related to several reported periods shall be recorded as expenses evenly during the above periods.

3. For the purpose of the value added tax calculation in accordance with clause 1 sub-clause 1 of Article 167 of the Tax Code of the Russian Federation, the sales proceeds shall be acknowledges at the moment of the shipment (transfer) of the goods (works, services).

4. Expenses determined in Article 252 of the Tax Code of the Russian Federation shall be acknowledged in the reported (tax) period, to which they are related, notwithstanding the time of the actual payment of cash (accrual method shall apply in accordance with Article 272 of the Tax Code of the Russian Federation) and shall be determined taking into account the provisions of Articles 318-320 of the Tax Code of the Russian Federation.

5. Company’s additional expenses connected with credits and loans, shall be acknowledged as such in the reported period of their occurrence.

3. VAT

1. In accordance with Article 170 of the Tax Code of the Russian Federation, if the amount of the Company’s expenses in relation to activities not subject to VAT in accordance with the Tax Code of the Russian Federation, exceeds 5% of the total amount of expenses, the Company shall maintain separate records in accordance with the approved Regulation (Annex 1). Activities in connection with export sale of goods (works, services) shall be subject to VAT.

2. The procedure of allocation of VAT redeemable from the state budget, for inventories, works and services used in product manufacturing intended for sale at the domestic market as well as for export shall be performed in compliance with the approved Procedure (Annex 2).

4. Proceeds and expenses

1. Company’s proceeds shall included proceeds related to production and sales, as well as non-sales proceeds.

2. Sales proceeds shall include proceeds determined in accordance with Article 249 of the Tax Code of the Russian Federation.

3. Company’s expenses shall be divided into:

•    expenses related to production and sales

•   material costs

•   labor costs

•   accrued depreciation

•   other expenses

•    non-sales expenses

4. Average value assessment method shall apply to writing-off of stock and raw materials used in the manufacturing (production) of goods (performance of works, provision of services), taking into account all analytical data used on accounts for the record of stock and raw materials (clause 8, Article 254 of the Tax Code of the Russian Federation).

5. Redeemable expenses shall be assessed at the reduced value, approved by the Head of the Company, and shall be deducted from the amount of the material costs.

5. Depreciation

1. The original (replacement) value of the property to be depreciated shall be redeemed using the linear method, based upon the standards calculated taking into account the service life of the property in accordance with articles 258, 259 of the Tax Code of the Russian Federation.

The custom duties payable in case of the fixed assets purchase shall be included into the original value of the fixed assets.

2. The service life of the fixed assets shall be determined on the basis of the Order of the Head of the Company, establishing the service life for each article of the fixed assets in accordance with the All-Russian Classifier of Fixed Assets (OKOF) in accordance with depreciation groups approved by the Regulation of the Government of the Russian Federation dated 01.01.2002 No.1.

3. The accrued depreciation amount for fixed assets put into operation prior to January 1, 2002 shall be determined by multiplying the depreciated cost of a fixed assets determined as of January 1, 2002 by a depreciation rate calculated on the basis of the remaining service life.

4. The remaining service life shall be determined as a difference between the service life approved by the Order of the Head of the Company taking into account the Classifier of the Fixed Assets to be included into depreciation groups, and the actual period of use up to January 1, 2002.

5. Fixed assets, for which the actual service life is equal to or exceeds the service life approved by the Order of the Head of the Company, as of January 1, 2002, shall be included into a separate depreciation group for the purpose of assessment by the depreciated value.

6. The depreciated cost of the fixed assets, stipulated in clause 5, shall be recorded as expenses evenly during 7 years.

7. For fixed assets commissioned after January 1, 2002, depreciation shall be determined as production of the original value of the fixed assets and the depreciation rate calculated on the basis of the service life approved by the Order of the Head of the Company, and the relevant depreciation group.

8. No depreciation shall accrue on the fixed assets, depreciated value of which is equal to zero.

6. Record of exchange rate and total settlement differences.

1. Should the settlement date under the contractual terms differ from the sales date (record date) of the goods (works, services), the total settlement difference shall be included into the non-sales proceeds or expenses (articles 250, 265 of the Tax Code of the Russian Federation).

2. Exchange rate differences resulting from reappraisal of property in the form of currency valuables and receivables (liabilities), which value is expressed in a foreign currency, including currency accounts with banks, to be performed in connection with the fluctuations of the official foreign currency exchange rate to the Russian ruble rate established by the Central Bank of the Russian Federation, shall be included into the non-sales proceeds or expenses accordingly (articles 250, 265 of the Tax Code of the Russian Federation).

7. Reserves

1. In accordance with Article 324.1 of the Tax Code of the Russian Federation, the Company shall form the reserve of future expenses for paid leaves.

2. The above reserve shall be formed as follows:

1. The pay roll planned for the reported year shall be determined taking into account the Single Social Tax.

2. The amount payable in connection with the employees’ paid leaves in the reported year shall be determined taking into account the Single Social Tax, as well as additional amounts payable in connection with the paid leaves not used in the previous reported period (taking into account the respective Single Social Tax). The above expenses shall be determined as production of the number of paid leave days (included the non-used leaves) and the average daily wages for the Company. To determine the average daily wages of the company the planned payroll shall be divided by the planned number of employees, then by 12 and 29.6 (average number of calendar days per month for the purpose of the leave pay calculation).

3. The percentage of allocations to the reserve shall be calculated using the following formula: % of allocations = cl.2/cl.1*100. The allocation percent shall be rounded to the second digit in accordance with the rounding rules.

4. The amounts of monthly allocations to the above reserve shall be calculated using the formula: amount of monthly assignment = actual payroll (including Single Social Tax) per month * percentage of assignments.

5. The reserve assessment (its comparison with the amounts actually spent for the paid leaves) shall be performed on the last day of the current reporting year.

The reserve of future expenses for paid leaves should be adjusted taking into account the number of days of the non-used leaves, average daily wages (on the basis of the established method for the average wages calculation) and obligatory payments of the single social tax.

8. Securities accounting

1. Accounting of securities, both traded in the organized securities market and non-tradable, shall be performed in accordance with Article 280 of the Tax Code.

2. The cost of withdrawn securities in case of their sale or otherwise shall be written off at their unit value.

9. Direct and indirect costs (article 318 of the Tax Code)

1. In accordance with Article 318 of the Tax Code of the Russian Federation, direct costs shall include:

•    Stock and raw materials used in production of goods (performance of work, rendering services) and (or) forming the basis thereof or being an integral production component. Direct costs shall include the inner packaging of goods.

•    Components, semi-finished goods, which are subject to additional processing.

•    Labor costs of personnel directly involved in goods production, performance of works, rendering of services.

•    The amount of the single social tax accrued on the labor costs of personnel directly involved in goods production. Allocations to the Pension Fund of the Russian Federation shall not be included into direct costs and shall be deemed indirect costs.

•    Depreciation allocations for fixed assets used in production, performance of works, provision of services.

2. Evaluation of the unfinished goods shall be performed in the amount of direct costs related to the unfinished services.

3. Evaluation of shipped but unsold goods shall be performed on the basis of the shipment data (in natural measurements) and direct costs reduced by the amounts distributed to the balance of unfinished production and finished goods. The amount of direct costs shall be distributed on the basis of the share of the shipped but not sold goods in the total volume of the shipped goods.

4. Indirect costs shall be included into the production and sales costs of the given reported (tax) period in full.

11. Trade operation costs (article 320 of the Tax Code of the Russian Federation)

1. In accordance with article 320 of the Tax Code of the Russian Federation, direct costs in case of goods purchase by the Company shall include the costs of such goods delivery from the warehouse, unless such costs are included in the goods price.

2. Other expenses of the current month, excluding non-sale expenses (article 265) shall be deemed indirect and shall be fully deducted from the proceeds of the current month.

3. Direct costs related to the balance of goods in stock shall be determined in accordance with the average percentage:

K =  Sn transport costs+  Incoming transport costs

Sk goods + Sold goods

The amount of transport costs, = K* Sk goods

falling to the balance, where

Sn transport costs - balance of the transport costs as of the beginning,

Sk goods - balance of goods as of the end,

Incoming transport costs - amount of received transport services in the reported period, VAT exclusive

4. In case of goods resale, the goods shall be assessed by the average cost (article 268 of the Tax Code).

12. Accounting of fixed assets repair costs

1. In accordance with Article 260 of the Tax Code of the Russian Federation, repair costs shall be acknowledged for the taxation purposes in the reported period when actually paid, in the amount of actual costs.

13. Interests on debt liabilities

1. The marginal rate of interest on debt liabilities to be included into the expenses shall be deemed equal to the discount rate multiplied by 1.1 in case of a debt liability in Russian rubles, and equal to 15 percent in case of a foreign currency liability.

14. Payment of profit tax

1. On the basis of articles 286, 287 of the Tax Code of the Russian Federation, the Company shall calculate and pay the profit tax by monthly advance payments based upon actual profit subject to taxation, calculated as progressive total.

Chief Accountant	V.V. Khaminov

7.5. Information on total export and export share in total sales

The Issuer doesn’t export its production.

7.6. Information on cost of the Issuer’s immovable property and on material changes in the Issuer’s property after the end of the last complete financial year

The Issuer owns no immovable property.

In the said period there were no material changes in the Issuer’s property.

7.7. Information on any court proceedings the Issuer is involved in, in case such court proceedings may affect the Issuer’s business operations

No such court proceedings were initiated.

VIII Additional data on the Issuer and its outstanding securities.

8.1. Data on the Issuer’s charter capital.

8.1.1       Information on the amount, the structure of the authorized stock (share fund) of the Issuer

Amount of the Issuer’s charter capital (RUR.): 880,000,000

Charter capital Breakdown by Share Category:

Common Shares:

total amount (RUR.): 880,000,000

share of the charter capital: 100%

Preferred Shares:

total amount (RUR.): 0

share of the charter capital: 0%

Part of the Issuer’s stock circulates outside the Russian Federation by force of circulation in accordance with the foreign right of foreign Issuers’ securities, which confirm rights in relation to the said stock of the Issuer.

Category (type) of stock circulating outside the Russian Federation – common stock, registered, non-documentary;

Share of stock circulating outside the Russian Federation in the total stock of the said category: 39.99%

Name and location of the foreign Issuer whose securities confirm rights for the Issuer’s stock of the appropriate category (type)

Name: Bankers Trust Company (currently, Deutsche Bank Trust Company Americas)

Location: 60 Wall Street, New York, NY 10005

Brief description of program (program type), which authorizes issue of a foreign Issuer’s securities to confirm rights for the stock of the appropriate category (type)

In January 2002, the Issuer concluded a deposit agreement with Bankers Trust Company. Under the said Agreement, the latter company agreed to accept the Issuer’s securities (shares) to be deposited by the Issuer and, consequently, to issue American Depository Shares (ADSs). The rights for ADSs were confirmed by American Depository Receipts (ADRs) issued for the owners of the ADSs.

Information on obtaining the Federal Commission’s permission for circulation of the Issuer’s shares of the relevant category (type) outside the Russian Federation;

The Issuer received the following permissions from the FCSM of Russia.

Notification of 26.12.2001 No. DG-04/8750 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 573,001).

Notification of 01.11.2001 No. DG-04/7424 (permission for circulation of shares 1) under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,640,000, and 2) under the issue reg. number 1-02-06005-A of 30.10.2001, number of securities permitted for circulation – 9,000,000).

Notification of 06.11.2002 No. DG-04/12514 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 2,200,000).

Notification of 16.03.2004 No.04-DG-04/4634 (permission for circulation of shares under the issue reg. number 1-01-06005-A of 15.06.2001; number of securities permitted for circulation – 3,186,999)

Name of foreign trade arranger through which the foreign Issuer’s securities certifying the rights in regard to the Issuer’s shares are circulating;

New York Stock Exchange (NYSE)

8.1.2. Information on changes in the authorized stock (share fund) of the Issuer

Size and structure of the authorized stock (share fund) of the Issuer as of the starting date of the said period

The authorized stock before change (RUR 700,000,000) was made up of 35,000,000 ordinary nominal uncertified shares (issue reg. number 1-01-06005-A of 15.06.2001),

Name of the Issuer’s management body having decided on changes in the Issuer’s authorized stock;

General meeting of the Issuer’s shareholders

Compilation date and number of the minutes of the meeting of the Issuer’s management body, where the decision on changes in the size of the Issuer’s authorized stock was taken;

Minutes No. 2 of September 7, 2001.

Size of the Issuer’s authorized stock after change.

RUR 880 000 000.

8.1.3. Information on formation and use of the reserve fund and other funds of the Issuer

Fund title – reserve fund;

Size of the fund set up by the association documents

....Article 11 of the Charter:

11.1. The Company will have a reserve fund in the amount of 5% (five percent) of the Company’s authorized stock.

Cash size of the fund as of the ending date of the accounting quarter –

RUR 17,334,498.19 (1.97% of the Issuer’s authorized stock)

Size of provisions to the fund in each completed financial year – the Company’s reserve fund will be formed from mandatory annual provisions until it reaches the amount stipulated by the Company’s Charter. The size of the annual provisions shall not be less than 5% of the net profits until the fund reaches the amount stipulated by the Charter.….

Size of the provisions to the fund within reporting period -  none.

Size of the fund resources used during the accounting quarter, and areas of usage thereof - in the reporting quarter the resources of the reserve fund were not used (spent).

8.1.4. Information on the convocation and holding procedure for the meeting of the Issuer’s supreme management body

Title of the Issuer’s supreme management body;

General Shareholders’ Meeting

Procedure for notification of the shareholders about the meeting of the Issuer’s supreme management body;

Within the statutory terms, a notice of convocation of the General Shareholders’ Meeting shall be sent to each person included in the list of persons entitled to participating in the General Shareholders’ Meeting by registered mail, or delivered personally to each of such persons with receipt confirmation, as well as published in Wall Street Journal, New York, USA.

The persons (bodies) that have the right to convene (demand convocation of) an extraordinary meeting of the Issuer’s supreme management body, and procedure for filing (presentation) of such demands;

…..The extraordinary General Shareholders’ Meeting will be held upon decision of the Company’s Board of Directors on its own initiative, a demand of the Company’s Audit Committee, or shareholder(s) owning at least 10 percent of the Company’s voting shares as of the demand date.

The extraordinary General Shareholders’ Meeting at the demand of the Company’s Internal Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares will be convened by the Board of Directors of the Company. The extraordinary General Shareholders’ Meeting convened at the demand of the Company’s Internal Audit Committee or shareholder(s) owning at least 10 percent of the Company’s voting shares shall be held within 40 days of the filing of the demand regarding convocation of the General Shareholders’ Meeting.

If the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of electing members of the Company’s Board of Directors who shall be elected by a cumulative vote, such General Shareholders’ Meeting shall be held within 70 days of the filing of the demand regarding convocation of such extraordinary General Shareholders’ Meeting.

When, in accordance with Articles 68 - 70 of the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting, such General Shareholders’ Meeting shall be convened within 40 days of the date the decision of holding such a meeting is taken by the Board of Directors.

When, in accordance with the Federal Law “On Joint-Stock Companies”, the Company’s Board of Directors must take a decision on holding an extraordinary General Shareholders’ Meeting for electing members of the Board of Directors to be elected by a cumulative vote, such General Shareholders’ Meeting shall be convened within 70 days of the date the decision of holding such a meeting is taken by the Board of Directors.

The demand for holding of an extraordinary General Shareholders’ Meeting shall contain the issues to be included in the agenda of the meeting. The demand for holding of an extraordinary General Shareholders’ Meeting may contain the wording of the resolutions on each of such questions, as well as the proposed form of holding such General Shareholders’ Meeting.

The Company’s Board of Directors may not make any changes in the wording of agenda items, the wording of the resolutions to be taken on such items, or change the proposed form of holding of the General Shareholders’ Meeting convened at the demand of the Company’s Internal Audit Committee, the Company’s Auditor, or shareholder(s) owning at least 10 percent of the voting shares of the Company.

In case the demand for convocation of an extraordinary General Shareholders’ meeting is filed by shareholder(s), it should contain the name(s) of the shareholder(s) demanding convocation of such meeting and the number and category (type) of the shares held by them.

The demand for convocation of an extraordinary General Shareholders’ Meeting will be signed by the person(s) demanding convocation of such General Shareholders’ Meeting.

Within five days of the date of filing of the demand by the Company’s Internal Audit Committee, the Company’s Auditor or shareholder(s) owning at least 10 percent of the voting shares of the Company for convocation of an extraordinary General Shareholders’ Meeting the Company’s Board of Directors shall resolve on convocation of such extraordinary General Shareholders’ Meeting or deny such convocation.

Procedure for defining the date of meeting of the Issuer’s supreme management body;

The date of holding of the General Shareholders’ Meeting will be defined by the Issuer’s Board of Directors.

Persons entitled to proposing agenda items for the meeting of the Issuer’s supreme management body and procedure for making such proposals;

The shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose items for the agenda of the annual General Shareholders’ Meeting and candidates to the Company’s Board of Directors, the collective executive body, the Audit Committee (Auditors) and the Counting Commission of the Company, the number of which cannot exceed the authorized number of members of the relevant body, as well as a candidate for the position of the sole executive body. Such proposals shall be filed with the Company within 30 days of the end of the financial year.

In case the proposed agenda of the extraordinary General Shareholders’ Meeting contains the item of election of the Company’s Board of Directors (if they are elected by a cumulative vote), the shareholder(s) owning collectively at least two percent of the Company’s voting shares can propose candidates for the Company’s Board of Directors, the number of which cannot exceed the authorized number of members of the Board of Directors. Such proposals shall be filed with the Company not later than 30 days before the date of the extraordinary General Shareholders’ Meeting.

Proposals of the agenda items for the General Shareholders’ Meeting and the candidates shall be made in writing and state the name(s) of the proposing shareholder(s), the number and category (type) of the shares held, and shall be signed by the shareholder(s).

Proposals of the agenda items for the General Shareholders’ Meeting shall contain the wording of each proposed item, and the proposal of candidates shall contain the name of each proposed candidate, the name of the body the candidate is proposed for, and other details in accordance with the Company’s Articles of Association. Proposals of the agenda items for the General Shareholders’ Meeting may contain the wording of the resolution for each proposed item …..

Persons entitled to access the information (materials) provided for preparation and holding of the meeting of the Issuer’s supreme management body, and the procedure for accessing such information (materials).

Any persons entitled to participating in the General Shareholders’ Meeting can have access to the information (materials) provided for preparation and holding of the General Shareholders’ Meeting within 20 days, and in case of such General Shareholders’ Meeting of which the agenda contains the item of the company’s reorganization, within 30 days before the General Shareholders’ Meeting.

8.1.5       Information on commercial organizations where the Issuer holds no less than 5% of the authorized stock (share fund) or no less than 5% of the ordinary shares

Name: Open Joint-Stock Company “Lianozovo Dairy”

Location: 127591, Moscow, Dmitrovskoe shosse, d.108

Issuer’s share in the charter capital of the legal entity: 98.02%

Issuer’s share in the total amount of ordinary shares of the entity: 98.02%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint-Stock Company “Dairy”

Location: 353760, Timashevsk, Krasnodar Region. ul. Gibridnaya, d. 2

Issuer’s share in the charter capital of the legal entity: 70.47%

Issuer’s share in the total amount of ordinary shares of the entity: 70.47%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Closed Joint-Stock Company “Production and Analytical Group Rodnik”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 13a

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Closed Joint Stock Company “Wimm-Bill-Dann Trading Company”

Location: 103009, Moscow, Bryusov per., d. 8/10, str. 2, 2nd floor, room 17

Issuer’s share in the charter capital of the legal entity: 83.19%

Issuer’s share in the total amount of ordinary shares of the entity: 83.19%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Limited Liability Company “Annino Milk”

Location: Russia, Voronezh Obalast, rabochii poselok Anna, ul. Sevastopolskaya, d. 4

Issuer’s share in the charter capital of the legal entity: 78.56%

Share of this legal entity in the Issuer’s charter capital: 0%

Name: Closed Joint Stock Company “Gulkevichi Creamery”

Location: 352150, Krasnodar Region, Gulkevichi, ul. Korotkova, d. 155

Issuer’s share in the charter capital of the legal entity: 52.24%

Issuer’s share in the total amount of ordinary shares of the entity: 52.24%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint Stock Company Baltic Milk Dairy

Location: Russia, St. Petersburg, promzona Garnas, 6 Verkhny pereulok, 1

Issuer’s share in the charter capital of the legal entity: 100%

Issuer’s share in the total amount of ordinary shares of the entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this entity in the total amount of Issuer’s ordinary shares: 0%

Name: Limited Liability Company “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzsky Boulevard, d. 16/15

Issuer’s share in the charter capital of the legal entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Name: Closed Joint Stock Company “Buryn Milk powder Plant”

Location: 245710, Ukraine, Sumy Region, Buryn, Konotopske shose, d. 1

Issuer’s share in the charter capital of the legal entity: 76%

Issuer’s share in the total amount of ordinary shares of the entity: 76%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint Stock Company “Tuimazy Milk Plant”

Location: Republic of Bashkortostan, Tuimazy, ul. Severnaya, d. 9

Issuer’s share in the charter capital of the legal entity: 85%

Issuer’s share in the total amount of ordinary shares of the entity: 85%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint-Stock Company “Vladivostok Dairy”

Location: 690087, Vladivostok, ul. Strelochnaya, d. 19

Issuer’s share in the charter capital of the legal entity: 97.44%

Issuer’s share in the total amount of ordinary shares of the entity: 97.44%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint Stock Company “TOSHKENT SUT “

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

Issuer’s share in the charter capital of the legal entity: 76.98%

Issuer’s share of the ordinary shares of the legal entity: 76.98%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Name: Foreign entity Limited Liability Company “Vimm-Bill-Dann Toshkent”

Location: Uzbekistan Republic, 700131, Tashkent, Akmaly-Ikramovsky region, massiv Chilanzar, ul. Zargarlik, dom 26

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Description of the principal subsidiary’s activities: production and sale of milk and sour milk products.

Name: Open Joint-Stock Company “Kiev Dairy Plant No.3”

Location: 255500, Ukraine, Kievskaya oblast, Vishnevoe, ul. Promyshlennaya, 7

Issuer’s share in the charter capital of the legal entity: 94.88%

Issuer’s share in the total amount of ordinary shares of the entity: 94.88%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Limited Liability Company “Valday Sanctuaries”

Location: 174350,Novgorodskaya oblasty, Okulovka, ul. Centralnaya, dom 5

Issuer’s share in the charter capital of the legal entity: 100%

This entity’s share in the Issuer’s charter capital: none

Name: Open Joint Stock Company “Tsaritsino Dairy”

Location: 115201, Russian Federation, Moscow, 1st Varshavsky Proezd, d. 6/10

Issuer’s share in the charter capital of the legal entity: 34.95%

Issuer’s share in the total amount of ordinary shares of the entity: 34.95%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: LLC “Wimm-Bill-Dann Mineral Water”

Location: 109028, Moscow, Yauzskiy boulvard, 16/15.

Issuer’s share in the charter capital of the legal entity: 100%

Share of this legal entity in the Issuer’s charter capital: 0%

Name: Open Joint Stock Company “Children’s Dairy Products Factory”

Location: 127591, Moscow, Dmitrovskoe shosse, d. 108-A

Issuer’s share in the charter capital of the legal entity: 25.1%

Issuer’s share in the total amount of ordinary shares of the entity: 25.1%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open joint stock company “Ufamolagroprom”

Location: 450038, Ufa, Internationalnaya street, d.129-a

Issuer’s share in the charter capital of the legal entity: 47.7%

Issuer’s share in the total amount of ordinary shares of the entity: 47.7%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Open Joint-Stock Company “Bishkeksut”

Location: Kyrgyz Republic, Bishkek, Prospekt Chuy, d. 12A

Issuer’s share in the charter capital of the legal entity: 39.66%

Issuer’s share of the ordinary shares of the subsidiary: 39.66%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Name: Open Joint-Stock Company “Nizhny Novgorod Dairy”

Location: 603309, Nizhny Novgorod, ul. Larina, d. 19

Issuer’s share in the charter capital of the legal entity: 44.59%

Issuer’s share in the total amount of ordinary shares of the entity: 44.59%

Share of this legal entity in the Issuer’s charter capital: 0%

Share of this legal entity in the total amount of Issuer’s ordinary shares: 0%

Name: Closed Joint Stock Company “Karasuk Milk”

Location: Russia, Novosibirskaya oblasty, Karasuk, Radischeva street, d.16

Issuer’s share in the charter capital of the legal entity: 37.97%

Issuer’s share of the ordinary shares of the subsidiary: 37.97%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

Name: Open Joint Stock Company “Obninsk Dairy Plant”

Location: Russia, Kalughskaya oblasty, Obninsk, Kurchatova street, d.53

Issuer’s share in the charter capital of the legal entity: 11.61%

Issuer’s share of the ordinary shares of the subsidiary: 11.61%

This entity’s share in the Issuer’s charter capital: none

This entity’s share of the ordinary shares of the Issuer: none

8.1.6. Data on the material transactions, performed by the Issuer.

No material transactions took place in the reporting period

8.1.7. Data on the Issuer’s credit ratings

Object of credit rating – the Issuer;

Credit rating as of the ending date of the last reporting quarter

Ratings awarded by Standart and Poor’s

B+/Negative (Standart and Poor’s International scale rating)

rusA+ (Standart and Poor’s Russian scale rating)

The ratings were reviewed and confirmed on March 23, 2004

Ratings awarded by Moody’s

B1 (as per Moody’s International scale rating)

The said credit rating was reviewed and confirmed on April 29, 2004

Object of credit rating – US$ 150,000,000 Loan participation Notes issued by UBS (Luxembourg) S.A. for the sole purpose of financing a loan to the Issuer.

Credit rating as of the ending date of the last reporting quarter

B+ (Standart and Poor’s International scale rating)

RusA+ (Standart and Poor’s Russian scale rating)

The ratings were reviewed and confirmed on March 23, 2004

B3 (Moody’s International scale rating)

The said credit rating was reviewed and confirmed on April 29, 2004

Full and abbreviated corporate names (for non-commercial organizations – name), location of the organization awarding the credit rating;

Moscow Office

Standart and Poor’s International Services, Inc.

Address: 7th Floor, 4/7 bld. 2, Vozdvizhenka St., Moscow 125009

Moody’s Investors Service Ltd

Address: 2 Minster Court, Micing Lane, London, EC 3R 7XB, UK

Short description of the credit rating methodology;

Moody’s Investors Service

For awarding of the credit rating, Moody’s Investors Service uses the following methodology: evaluation of both quantitative and qualitative performance of the company; review of the fundamental performance having a long-term impact on the company’s operations; research work with evaluation of the company by international parameters adjusted for the national specifics, including accounting standards, legal base, etc., as well as the industry specifics.

Standard & Poor’s

Depending on the Issuer category and type of rating, Standard & Poor’s uses different methods of credit rating awards. In case of companies, they review business characteristics (market, competitive position, management and strategy), financial profile (financial policy, margins, capital structure, cash flows, financial flexibility). To award credit ratings, Standard & Poor’s experts use the methods of evaluating each company on the basis of the scale from one (the highest rating) to six (the lowest rating) points for each reviewed category compared against all other companies (irrespective of whether they are rated). There is no exact formula for aggregating the points thus defined into a single rating. The analysis variables are closely interconnected, and accents may be shifted in case, for example, of a separate review of the credit risk degree for the liabilities of a company denominated in the national or foreign currency.

Other credit rating data provided by the Issuer at its own discretion - None

8.2. Data on each category (type) of Issuer’s shares

Category: Common

Form of Shares: Registered, uncertificated

Nominal Price of One Issue Share: 20

Number of outstanding shares (number of shares not redeemed or cancelled) - 44,000,000 shares

Number of additional shares in the process of placement (number of shares of an additional issue without state registration of the issue results report) – 0 shares;

Number of announced shares: 44,000,000 shares

Number of shares on the Issuer’s balance sheet – 0 shares;

Number of additional shares that can be placed as a result of conversion of the placed securities convertible in shares, or as a result of fulfillment of obligations on the Issuer’s options – 0 shares;

Data on the State Registration:

Date of Registration: 06.02.2001

Registration Number: 1-01-06005-A

Body of State Registration (which has effected the consolidation of Issuer’s securities (shares) issues): Federal Commission for Security Market of Russia

Holder Rights for Shares of this Category (Type):

According to the Company’s Charter:

“8.1. Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2. Shareholders owning common shares of the Company may in accordance with the Federal Law on Joint Stock Companies and the Company’s charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company’s liquidation, a part of its property.

8.3. A shareholder also has the right:

8.3.1. To elect and be elected to the management and supervisory bodies of the Company;

8.3.2. To obtain information from the Company’s management bodies in the manner established by current Russian legislation and by this Charter.

8.3.3. To appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4. Shareholders owning common shares also have other rights granted to them by this Charter and by current legislation.

8.5. Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

In accordance with the Russian law, shareholders have other rights, including, but not limited to:

1. Shareholder of open joint stock companies may dispose of their shares without the agreement of other shareholders of the company.

2. Shareholder or nominee holder may request that they be entered in the registry of the company’s shareholders no later than three days from the date of submission of documents required by the Russian legislation. A refusal to entry in the registry of the company’s shareholders may be appealed in court.

3. Shareholder or nominee holder may request that the keeper of the registry of the company’s shareholders confirm their right to shares by issuing an abstract from the registry of the company’s shareholders, which is not a security.

4. Shareholder may appeal in court a decision made by the general meeting of shareholders in violation of the provisions of the Act on Joint Stock Companies, other legislation of the Russian Federation, or the company’s Charter, if he/she did not participate in the general meeting of shareholders or voted against such decision, and the decision violates his/her rights and legal interests. The court may, upon considering all circumstances of the case, leave such decision effective if the vote of such shareholder could not affect the outcome of the voting, the violations were immaterial, and the decision did not cause damage to such shareholder.

5. Shareholder(s) owning a total of 2 or more percent of the company’s voting shares may, no later than 30 days from the end of the company’s fiscal year, if the company’s Charter does not stipulate a larger period, suggest no more than two issues for the agenda of the annual general meeting of shareholders and nominate candidates to the company’s Board of Directors and Inspection Commission, the number of them not to exceed the size of these bodies. A decree of the company’s Board of Directors refusing entry of an issue in the agenda of the annual general meeting of shareholders or of a candidacy in the list of candidates to the company’s Board of Directors and Inspection Commission may be appealed in court.

6. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares as of the date of request may request an extraordinary general meeting of the company’s shareholders. A decree of the company’s Board of Directors refusing an extraordinary general meeting of shareholders may be appealed in court. If the company’s Board of Directors does not make a decision on holding an extraordinary general meeting or on refusing an extraordinary general meeting, persons requesting such meeting may hold an extraordinary general meeting of shareholders.

7. Shareholder(s) owning a total of 1 or more percent of the company’s offered equity shares may file a lawsuit against a member of the company’s Board of Directors, company’s individual executive body (President of the Board), or a member of company’s collective executive body (the Board) to cover the damage to the company, as stipulated in Section 71(2) of the Act on Joint Stock Companies.

8. Shareholders owning voting shares may request that the company buy all or part of their shares in the following cases: re-organization of the company or completion of a large-scale deal, decided upon by the general meeting of shareholders in accordance with Section 89(2) of the Act on Joint Stock Companies, if they voted against such deal or did not participate in the voting on these issues; change or amendments to the company’s Charter, or approval of the new edition of the Charter, limiting their rights,  if they voted against such decision or did not participate in the voting.

9. Shareholder(s) owning a total of 10 or more percent of the company’s voting shares, may at any time request an inspection (revision) of the company’s financial and economic activity.

10. Shareholder may request that the company provides him/her with paid copies of documents, listed in Section 89(1) of the Act on Joint Stock Companies, and other company documents, as stipulated in the Russian legislation.

11. Other rights, as stipulated by the current Russian law.

Data on the preferred shares

No preferred shares

Number of announced shares: none

8.3. Information on prior issues of the Issuer’s securities other than the Issuer’s shares

8.3.1. Information on issues, of which all securities have been redeemed (cancelled)

No information available.

8.3.2                    Information on the issues, the securities under which still circulate

Data on Issuer’s bonds

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Date of Report of the Issue Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 1 500 000

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All securities of this issue are traded at MICEX (ZAO).

Circulation Period: from 15.04.2003 to 15.04.2006

Depository of centralised care of Issuer’s securities:

Name: Non-commercial partnership “Natsional’nyj Depozitarnyj Tsentr” (National Depository Centre)

Place: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13, bld.4

Postal address: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13

Phone: (095) 956-27-89; 956-27-90

Fax: -

E-mail address: no address

License:

No. of License: 177-03431-000100

Date of issue: 4.12.2000

Period of validity: not established

Entity issued License: Federal Securities Commission of Russia

Date of activities’ start: 11.04.2003

The procedure of determining of income (interest rate) on each bond

The interest rate on the first coupon will be determined according to the results of an auction held at MICEX.

The interest rate on the first coupon will be calculated as the sum of the following two components:

•                  the level of inflation for the respective one-year period, defined as the Consumer Price Index of Russia for the calendar month ending no later than 45 days before the placement start date, as a percentage relative to the same of the preceding year, minus 100%. The CPI is calculated by the RF State Statistics Committee in accordance with a resolution of the RF State Statistics Committee dated March 25, 2002, monthly as a percentage relative to the same month of the preceding year;

•                  an inflation premium.

The CPI will be published on the Troika Dialog Investment Company website (www.troika.ru) no later than 10 days before the placement start date.

On the day of the auction to determine the interest rate on the first coupon, members of the Stock Market Section of MICEX will submit orders for the auction using the MICEX trading system both at their own expense and at the expense and on the instructions of their clients. The time of submission of orders for the auction will be established by MICEX. Orders to buy bonds will be submitted by members of the stock market section of MICEX to the Underwriter with the following significant terms specified:

a.1)                            Purchase price: 100% of the face value;

a.2)                            Number of bonds that the potential buyer would like to acquire if the Issuer were to set an interest rate on the first coupon greater than or equal to the acceptable first-coupon interest rate specified in the order;

a.3)                            Acceptable interest rate on the first coupon. “Acceptable interest rate on the first coupon” means the interest rate at which, if such interest rate on the first coupon were announced by the Issuer, the potential investor would be prepared to buy the number of bonds specified in the order at the price of 100% of the face value. The acceptable interest rate on the first coupon shall be expressed in percent per annum to a precision of 1/100 (one-hundredth) of one percent;

Funds must be reserved in an amount sufficient to make full payment for the bonds specified in the orders, including MICEX’s commission.

Orders in which one or more of the aforesaid significant terms do not conform to the requirements set forth in sections a.1–a.3 and orders not backed by funds as provided in the preceding paragraph will not be accepted for the auction to determine the interest rate on the first coupon.

Upon the end of the submission period for orders for the auction to determine the interest rate on the first coupon, MICEX will prepare a register of the orders received and deliver the register to the Issuer and the Underwriter.

On the basis of an analysis of the orders submitted for the auction, the Issuer will adopt a resolution setting the interest rate on the first coupon and deliver a written copy of the adopted resolution to the Underwriter and MICEX.

The rate of interest on the second, third, fourth, fifth, and sixth (C2, C3, C4, C5, and C6) shall be calculated from the level of inflation for the corresponding one-year period (as defined below). The level of inflation shall be determined on the basis of the Consumer Price Index for Russia calculated monthly by the RF State Statistics Committee in accordance with RF State Statistics Committee Resolution No. 23 of March 25, 2002, as a percentage relative to the same month of the preceding year. The interest rate on each of the aforesaid coupons shall be calculated using the following formula:

Cj = (C1 - Inflation 12M1) + Inflation 12Mj,

where

Cj = the interest rate for the jth coupon in percent per annum, j = 2, 3, 4, 5, 6;

C1 = interest rate of the first coupon, in percent per annum;

Inflation 12M1 = the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the date of placement of the Bonds, as a percentage relative to the same month of the preceding year, minus 100%;

Inflation 12Mj =  the CPI calculated by the RF State Statistics Committee for the calendar month ending no later than 45 days before the start date of the jth coupon period, as a percentage relative to the same month of the preceding year, minus 100%;

(C1 - Inflation 12M1) = the inflation premium calculated after determination of the interest rate on the first coupon to a precision of 1/100 (one-hundredth) of one percent;

The CPI is provided by the RF State Statistics Committee upon request. The CPI will be published on the website of Troika Dialog Investment Company (www.troika.ru) 10 days before the start of the respective coupon period.

If a negative value for Cj is obtained from the formula specified above, Cj shall be taken as equal to zero; if the obtained value of Cj is greater than 25%, Cj shall be taken as equal to 25%.

If, during the period of circulation of the Bonds, the official procedure for calculating the CPI and the normative act establishing the procedure for calculating the CPI are altered or the CPI is replaced by an index similar in purpose to the CPI, the interest rate for a coupon will be determined using the CPI (or its similar replacement) calculated in accordance with normative acts in force at the time of its calculation.

If information on the CPI is not published by the RF State Statistics Committee and not published on the Internet website of Troika Dialog Investment Company by the date necessary to calculate the interest rate for a coupon (as set forth above), the value of Inflation 12Mj for that coupon shall be taken as equal to the value of Inflation 12Mj for the preceding coupon.

Grounds for early redemption of Bonds

For purposes of defining the grounds for early redemption of Bonds, the following definitions are used:

Issuer Group - all companies, including the Issuer, consolidated for purposes of the Issuer’s Consolidated and Combined Financial Statements, which are prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). The companies in the Issuer Group as at the end of 2002 are listed in the Issuer’s Consolidated and Combined Financial Statements for 2002.

Issuer Group Company - a company in the Issuer Group;

Issuer’s Consolidated and Combined Financial Statements - the consolidated and combined financial statements of the Issuer, prepared in accordance with US GAAP.

Net Assets - Assets minus liabilities and minority interests, according to the Issuer’s Consolidated and Combined Financial Statement.

EBITDA - earnings before interest, taxes, depreciation, and amortization, adjusted taking into account minority interests, according to the Issuer’s Consolidated and Combined Financial Statements. If the Issuer has made investments in consolidated subsidiary companies during the period for which EBITDA is calculated, EBITDA is calculated as if the investments were made on the first day of that reporting period.

Debt - debt in the form of bank credits, loans, and commodity and commercial credits obtained by Issuer Group Companies, and/or promissory notes and/or bonds issued by Issuer Group Companies, except loans between Issuer Group Companies.

Bond owners are entitled to present Bonds for early redemption upon the occurrence of any of the following events (“Grounds for Redemption”):

1. Delinquency of more than 15 (fifteen) days in performance by Issuer Group Companies of their obligations with respect to payment of principal debt and/or interest on bank credits/loans received by them and/or represented by promissory notes and/or bonds issued by Issuer Group Companies, in cases when:

a) the principal debt represented by an overdue obligation (i.e., the amount of the credit/loan (not including accrued interest), the total face value of promissory notes, or the total face value of a bond issue) is greater than 10,000,000 (ten million) U.S. dollars or the equivalent thereof at the exchange rate of the Central Bank of the Russian Federation (“RF Central Bank”) on the due date of the respective obligation; and

b) the total amount of overdue debt of Issuer Group Companies represented by the overdue obligation specified in subsection a) above is greater than 2,500,000 (two million five hundred thousand) U.S. dollars or the equivalent thereof at the exchange rate of the RF Central Bank on the due date of the respective obligation.

2. A change, within any 12 (twelve) successive months, beginning from the placement date of the Bonds, of more than half of the personnel on the Issuer’s Board of Directors relative to its composition at the start of the 12-month period.

3. A decrease in the value of the Issuer Group’s Net Assets (in the ruble equivalent at the exchange rate of the RF Central Bank on the date of the respective Consolidated and Combined Financial Statements) by more than 25% (twenty-five percent) relative to the value of its Net Assets according to the Issuer’s Consolidated and Combined Financial Statements for 2002.

4. As at any reporting date, according to the Issuer’s Consolidated and Combined Financial Statements, an increase in the Issuer Group’s Debt relative to its Debt as at the preceding reporting date, if the ratio of total debt according to the Issuer’s Consolidated and Combined Financial Statements to its EBITDA for the four quarters ending on the reporting date exceeds 4:1, with the exception of:

a) additional Debt totaling no more than 100,000,000 (one hundred million) U.S. dollars;

b) short-term Debt, in the form of credits obtained for a period of no more than 5 (five) business days in each case;

c) Debt not exceeding 15,000,000 (fifteen million) U.S. dollars (or the equivalent at the exchange rate of the RF Central Bank on the reporting date), arising under derivative financial instruments concluded for the purpose of insuring risks associated with the Issuer Group’s business operations. For purposes of this subsection, “derivative financial instrument” means an agreement, to which an Issuer Group Company is a party, which defines the rights and obligations of the parties thereto in relation to an underlying asset defined in accordance with applicable law. Derivative financial instruments include options and forward contracts, as well as agreements that do not provide for the delivery of the underlying asset, but which define the procedure for settlements between the parties in the future in dependence on a change in some indicator of the underlying asset relative to the value of that indicator determined (or the procedure for determining which is established) by the parties at the time of entry into the transaction;

d) Debt acquired for the purpose of refinancing current Debt of the Issuer Group. For purposes of this subsection, “refinancing” means the acquisition of Debt by an Issuer Group Company exclusively for the purpose of repaying Debt of the Issuer Group existing on the preceding reporting date, provided that (i) the amount of Debt acquired does not exceed the amount of Debt being repaid; (ii) the term of the acquired Debt is not less than the remaining term of the existing portion of Debt being repaid and (iii) all other material conditions of the acquired Debt are not materially less favorable to the debtor than the terms of the Debt being repaid.

Procedure for disclosure by the Issuer of information concerning the occurrence of a Ground for Redemption of Bonds, and of other material information

Immediately upon becoming aware of it, Issuer is obligated to provide the Underwriter with information concerning the occurrence of any Ground for Redemption, as well as information on changes in the list of the companies forming the Issuer Group; changes in the composition of the Issuer’s Board of Directors; and information on actions taken by the Issuer/an Issuer Group Company that result in the elimination of a Ground for Redemption of Bonds.

For the purpose of enabling owners of Bonds to verify the presence/absence of Grounds for Redemption of Bonds, the Underwriter will on a quarterly basis, in the manner specified below, disclose the following information, subject to its receipt from the Issuer:

1)                                     the Issuer’s Consolidated and Combined Financial Statements;

2)                                     the composition of the Issuer Group;

3)                                     the composition of the Issuer’s Board of Directors;

All information received by the Underwriter from the Issuer of the Bonds must be published within 5 (five) business days of its receipt, by placement on the Underwriter’s website (www.troika.ru). When the information concerns the occurrence of a Ground for Redemption and the start date of acceptance of early redemption applications by the Issuer, such information shall also be published in the newspaper Vedomosti.

Early redemption procedure and conditions

The Issuer will perform early bond redemption on the basis of an application from the owner of the Bonds containing a request for early redemption, or on the basis of the presentment of such a request. Therewith, owners of Bonds are entitled to present Bonds for early redemption only after the registration of the Report on Results of the Bond Issue.

If information subject to disclosure in the manner specified above contains information concerning actions taken by an Issuer Group Company that result in the elimination of a Ground for Early Redemption, an owner of Bonds is not entitled to present a demand for early redemption, provided that the owner knew or could have learned about the occurrence of the Ground for Early Redemption from such information.

During the 5 (five) business days following the later of the dates of publication by the Underwriter in the Vedomosti newspaper and on the Underwriter’s site of information concerning the occurrence of any Ground for Early Redemption of Bonds and concerning the start date of acceptance of early redemption applications (“Period for Presentment of Bonds for Early Redemption”), owners of Bonds or nominee holders authorized to present Bond for early redemption are entitled to present Bonds for early redemption by sending a corresponding application in writing to the Underwriter.

An application for early redemption must contain the full name of the owner of the Bonds or, if the application is submitted by a nominee holder, the full name of the nominee holder, and other information prescribed in the information published by the Underwriter. Attached to the application for early redemption must be original copies of documents (extract from a depository account) issued by the Depositary and attesting that the Bonds presented for early redemption have been blocked (restriction on the withdrawal of Bonds from an owner’s depository account, including an account opened by a nominee holder), as well as other documents specified in the information published by the Underwriter. If the applicant is a nominee holder, documents confirming the authority of the nominee holder to present Bonds for early redemption must be attached to the application.

An owner of Bonds is also entitled to send an early redemption application to the Underwriter if information concerning the occurrence of a Ground for Redemption has been received by the owner from third parties, provided, however, that at the time the application is presented the Underwriter has not published information concerning the Ground for Redemption specified in the application. In such case, the application must contain, in addition to the documents and information specified above, the grounds for presentment of such application and references to the source of the information. Within 5 (five) business days of receiving such an application, the Underwriter must publish information concerning the start of acceptance of early redemption applications in the manner specified above or send a reasoned refusal of early redemption to the applicant, including by reason of elimination of the Ground for Redemption.

From the time the Underwriter receives a written early redemption application from an owner or nominee holder, no operations of the owner with the Bonds contemplated by the application will be performed, except operations involved in the redemption of the Bonds and/or payment of income thereon.

No later than 5 (five) business days after the end date of the acceptance of early redemption applications, the Underwriter will provide the Issuer, the Payment Agent, and the Depositary with a list of the owners and/or nominee holders who submitted applications for early redemption of Bonds within the Period for Presentment of Bonds for Early Redemption. The list must include the following information on each person who presented Bonds for early redemption:

•                  the full name of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder has been authorized to receive early redemption payments, the full name of the nominee holder;

•                  the number of Bonds to be redeemed early;

•                  the location and postal address of the owner of the Bonds or, if the application is submitted by a nominee holder and the nominee holder is authorized to receive early redemption payments, the location and postal address of the nominee holder;

•                  the tax status of the person or entity authorized to receive early redemption payments: (resident; nonresident carrying out activity in the Russian Federation through a permanent representative office; nonresident receiving income unassociated with a permanent representative office; individual tax residents of the Russian Federation; individual present in the territory of the Russian Federation for at least 183 days in a calendar year; foreign national; stateless person);

•                  identifying details of the bank account of the person or entity authorized to receive early redemption payments.

Payment of funds associated with early redemption of the Bonds will be made by the Payment Agent, acting on the Issuer’s instructions, within 2 (two) business days following the date of receipt by the Payment Agent of the list of owners and/or nominee holders who sent early redemption applications, subject to the receipt of corresponding funds from the Issuer. The funds required by the Payment Agent to perform early redemption must be transferred by the Issuer to the Payment Agent’s account no later than 2 (two) business days after the date of receipt by the Issuer of the list of owners and/or nominee holders who submitted early redemption applications.

Bonds presented for early redemption will be redeemed at their face value, equal to 1,000 (one thousand) rubles; at the same time, their owners will be paid coupon income on the Bonds for the coupon period during which the Bonds were presented for early redemption, calculated from the start of such period to the date of early redemption.

The entity providing security for purposes of the bond issue:

Vitafrukt Limited Liability Company

Kind of security: guarantee

Amount of provided security (RUR): 1 500 000 000

Income on the bonds of the issue paid in the reporting quarter:

See the data in clause 8.9. of the present report

Data on Issuer’s bonds series 02

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Date of Registration: 24.11.2005

Registration Number: 4-02-06005-A

Body of State Registration: Federal Securities Commission of Russia

Date of Report of the Issue Registration: not avaliable

Body of State Registration: Federal Securities Commission of Russia

Number of Actually Placed Securities in accordance with the registered report on issue of securities: 3 000 000

Quantity of Issue Securities: 3 000 000

Total Issue Amount (RUR): 3 000 000 000

Limitations on Circulation of Issue Securities (if any):

No limitations.

Market Information on the Issue Securities:

All securities of this issue are traded at MICEX (ZAO).

Circulation Period: from 21.12.2006 to 15.12.2010

Depository of centralised care of Issuer’s securities:

Name: Non-commercial partnership “Natsional’nyj Depozitarnyj Tsentr” (National Depository Centre)

Place: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13, bld.4

Postal address: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13

Phone: (095) 956-27-89; 956-27-90

Fax: -

E-mail address: no address

License:

No. of License: 177-03431-000100

Date of issue: 4.12.2000

Period of validity: not established

Entity issued License: Federal Securities Commission of Russia

Date of activities’ start: 11.04.2003

… The Bondholder is entitled to receive the face value of the Bonds on redemption of the Bonds within the term stipulated in the present Securities Issue Decision (hereinafter referred to as “Issue Decision”) and Securities Prospectus (hereinafter referred to as “Prospectus”).

The Bondholder is entitled to receive the interest determined in accordance with the procedures fixed in paragraph 9.3 of the Issue Decision accruing on the face value of the Bonds (coupon income) and in paragraph 9.1.2 of the Prospectus.

In the event of failing to fulfill or improper fulfillment, as well as refusal of Issuer to fulfill its obligation under Bonds in accordance with the Issue Decision and Prospectus, Owners and/or Nominal Holders of Bonds (if such Nominal Holders are authorized by the Owners to receive corresponding amounts of payments on Bonds) shall have the right to address a request to Person that provided security on Bonds stated in Paragraph 12 of the Issue Decision and 9.1.2 f) of Prospectus.

Secured Bond provides its owner with all rights arising from such security. With the lapse of rights on Secured Bond to a new owner (purchaser) all rights arising from such a security lapse. The lapse of rights emerged from security provision shall be considered invalid without the transition of rights on the Bond.

Information about providing the fulfillment of obligations under Bonds and the procedure of actions of Owners and/or Nominal Holders of Bonds (in the event that such Nominal Holders are authorized by the Owners to receive corresponding amounts of payments on Bonds) in the event of failing to fulfill (refusal to fulfill) or improper fulfillment of Issuer’s obligations under Bonds of the present Issue are defined in paragraph 9.7 and paragraph 12 of the Issue Decision and paragraph 9.1.2 of the Prospectus.

Issuer shall undertake to provide reimbursement of invested by the Owners of Bonds funds in the event that Issue of Bonds is acknowledged not taken place or invalid in accordance with the legislation.

The Bondholder is entitled to exercise other rights contemplated by the legislation of the Russian Federation

Terms and Conditions of Civil-law Agreements (including the procedure and the terms of submission and satisfaction of orders)

Conclusion of transactions during the Placement of Bonds, including submission and fulfillment of bond “buy” orders, shall be performed by the Arranger of Trade.

Placement of Bonds shall be carried out by the organization providing the Issuer with services in placing Bonds that acts on behalf and at the expense of Issuer hereinafter referred to as “Underwriter” or “Placement Agent”.

On the Commencement Date of Placement of Bonds the auction shall be carried by the Arranger of Trade to determine the interest rate of the first coupon among potential buyers of Bonds.

During the auction participants of the Arranger of Trade (hereinafter – Auction Participants) shall submit address orders to purchase Bonds with the settlement code T0 on the auction via trading system of the Arranger of Trade under the Trading Rules and/or other internal documents of the Arranger of Trade at one’s own expense as well as at the expense of clients. Time and procedure for submission of orders on auction to determine the interest rate of the first coupon shall be determined by the Arranger of Trade in concordance with Issuer and Underwriter.

Orders to purchase Bonds shall be addressed by the Auction Participants to the Underwriter.

Order to purchase shall contain the following significant terms:

•                  price of purchase (100% of the nominal value);

•                  amount of Bonds;

•                  interest rate of the first coupon;

•                  other terms according to the Trading Rules and/or other documents of the Arranger of Trade.

The Purchase Price shall be the Price of Placement of Bonds determined in the Issue Decision and in the Prospectus.

The Amount of Bonds shall be the amount of Bonds that potential buyer intends to purchase in the event that empowered authority of the Issuer sets the interest rate of the first coupon exceeding or equal to stated in the order interest rate of the first coupon.

The Interest Rate of the First Coupon shall be that interest rate of the first coupon while announcing which potential investor might have been ready to purchase the amount of Bonds stated in the order. The size of the interest rate shall be expressed in per cent per annum to one hundredth of the percent precision.

At the same time cash resources shall be reserved in the amount sufficient to pay for Bonds stated in the “buy” orders completely taking into consideration all necessary commission fees of the Arranger of Trade.

Orders that do not conform to the requirements stated above shall not be admitted to the auction on interest rate of the first coupon definition.

After the end of the term of submission of orders for auction the Auction Participants shall have no right to change or cancel submitted orders.

At the end of the term of submission of orders for auction the Arranger of Trade shall work out the Composite Register of Submitted Orders for the Underwriter and the Issuer (hereinafter referred to as “Composite Register”).

Composite Register shall contain all significant terms of each order: Purchase Price, Amount of Bonds, Date and Time of the Order, Number of the Order, Size of Acceptable Interest rate of the first coupon and the details in accordance with the Stock Exchange Rules.

Empowered authority of the Issuer shall take decision on the size of interest rate of the first coupon and notify the Arranger of Trade about the made decision in writing. After the information agency publishes the announcement about the interest rate of the first coupon the Issuer shall inform the Underwriter about the size of interest rate of the first coupon.

Underwriter shall publish the announcement about the size of interest rate of the first coupon via Arranger of Trade’s trading system by sending electronic messages to all the Auction Participants.

After receiving the information about the size of interest rate of the first coupon from the Issuer the Underwriter shall carry out transactions by satisfying the orders. Underwriter shall satisfy only the orders with interest rate less than or equal to the determined size of interest rate o the first coupon.

Orders with the minimum coupon interest rate shall have the priority in satisfying orders for purchase of Bonds submitted during the auction.

In case there are orders with the same interest rate of the first coupon the orders submitted earlier shall have the priority in satisfying. Unsatisfied orders of the Auction Participants shall be taken off by the Underwriter.

Bonds sold during the auction shall be transferred from the issuing depo account of the Issuer to the corresponding depo accounts of the Owners of Bonds at the auction date.

After determining the interest rate of the first coupon and satisfying orders submitted within the Auction Participants at their expense as well as at the expense and on behalf of potential buyers shall have possibility to submit address orders to the Underwriter within the auction to purchase Bonds at the Placement Price in the event of incomplete Placement within the auction.

Orders received by the Underwriter shall be satisfied in order of submission.

Submitted orders to purchase Bonds shall be satisfied in full if the amount of Bonds stated in the order does not exceed the amount of not placed Bonds of the Issue (within the total amount of Bonds being placed). In the event that the volume of order to purchase Bonds exceeds the amount of the not placed Bonds the order shall be satisfied in the amount of not placed Bonds. In the event of complete Placement subsequent orders shall not be accepted.

Not approved in advance in accordance with the procedure determined by the legislation purchase and sale transactions regarding Bonds that are considered to be interested party transactions shall not be concluded. In this case submitted order shall be taken off by the Arranger of Trade at the request of the Issuer.

Terms and Procedure for Placement of Bonds:

Placement of Bonds shall be performed through the Arranger of Trade.

Being the Trade Participant of the Arranger of Trade potential buyer of the Bonds shall have possibility to act independently. In the event that potential buyer is not a Trade Participant he shall conclude corresponding agreement with any broker that is a Trade Participant and give him a commission to purchase Bonds or become a Trade Participant and act independently.

Imperative condition for purchasing Bonds on Placement shall be preliminary reservation of the cash amount sufficient to purchase Bonds on the account of Trade Participant on behalf of which the order to purchase Bonds is submitted with the Settlement House of MICEX.

Purchase of Bonds on Placement shall not be performed at the expense of the Issuer.

Cash resources shall be reserved in advance by the Participants of Trade in the amount sufficient to complete payment for the stated in the orders amount of Bonds taking into consideration all necessary commission fees (starting from the second day of Placement additionally taking into consideration cumulated coupon income).

In order to carry out sale and purchase transactions regarding Bonds on the Placement Auction the potential buyer shall beforehand (before the Date of Commencement of Bonds) open corresponding depo account with Depositary that performs centralized custody of the Bonds of the Issue or with another depositary that is deponent of the Depositary. Procedure and terms of opening depo accounts shall be determined by the provisions of the Depositaries’ regulations.

Changing and/or cancellation of agreements concluded on Placement of Bonds shall be performed on grounds of and according to procedure provided in the Chapter 29 of the Civil Code of the Russian Federation.

Procedure for Performing Receipt Entry on the Depo Account of the Buyer with Depositary (NDC):

Receipt entry on the depo account of the first buyer with Depositary performing centralized custody shall be executed on the grounds of instructions submitted by the clearing organization – CJSC MICEX – performing settlements on transactions carried out on Placement of Bonds by the Arranger of Trade, placed Bonds shall be debited on the depo accounts of buyers of Bonds by the Depositary in accordance with terms of performing clearing activities of the clearing organization and terms of performing depositary activities of the Depositary.

Procedure for Performing Receipt Entry on the Depo Account of the Buyer with Depositary (NDC):

Receipt entry on the depo account of the first buyer with Depositary performing centralised custody shall be executed on the grounds of instructions submitted by the clearing organization – CJSC MICEX – performing settlements on transactions carried out on Placement of Bonds by the Arranger of Trade, placed Bonds shall be debited on the depo accounts of buyers of Bonds by the Depositary in accordance with terms of performing clearing activities of the clearing organization and terms of performing depositary activities of the Depositary.

Approved by the Resolution of the Board of Directors of the Open Joint Stock Company “Wimm-Bill-Dann Foods” (Minutes No. 21-10 dated 24 October 2005)

a) Bonds revenue:

Coupon (Interest) Period
Commencement Date	Final Date	Amount of coupon (interest) income

1. Coupon: First coupon rate

Commencement date of the first coupon period of the bond issue shall be the date of commencement of the Bonds placement	The 182nd day following the date of commencement of placement of the Bonds

The first coupon interest rate shall be determined by means of holding an auction through MICEX among potential buyers of Bonds taking into consideration submitted orders at the date of commencement of the Bonds placement. Procedure and terms of auction are specified in paragraph 8.3 of the Issue Decision and paragraph 2.7 of the Prospectus

2. Coupon: Second coupon rate

The 182nd day following the date of commencement of placement of the Bonds	The 364th day following the date of commencement of placement of the Bonds	The second coupon interest rate shall be determined in accordance with the procedure described below in present paragraph

3. Coupon: Third coupon rate

The 364th day following the date of commencement of placement of the Bonds	The 546th day following the date of commencement of placement of the Bonds	The third coupon interest rate shall be determined in accordance with the procedure described below in present paragraph

4. Coupon: Fourth coupon rate

The 546th day following the date of commencement of placement of the Bonds	The 728th day following the date of commencement of placement of the Bonds	The forth coupon interest rate shall be determined in accordance with the procedure described below in present paragraph

5. Coupon: Fifth coupon rate

The 546th day following the date of commencement of placement of the Bonds	The 910th day following the date of commencement of placement of the Bonds	The fifth coupon interest rate shall be determined in accordance with the procedure described below in present paragraph

6. Coupon: Sixth coupon rate

The 546th day following the date of commencement of placement of the Bonds.	The 1092nd day following the date of commencement of placement of the Bonds	The sixth coupon interest rate shall be determined in accordance with the procedure described below in present paragraph

7. Coupon: Seventh coupon rate

The 1092nd day following the date of commencement of placement of the Bonds	The 1274th day following the date of commencement of placement of the Bonds	The seventh coupon interest rate shall be determined in accordance with the procedure described below in present paragraph

8. Coupon: Eighth coupon rate

The 1274th day following the date of commencement of placement of the Bonds	The 1456th day following the date of commencement of placement of the Bonds	The eighth coupon interest rate shall be determined in accordance with the procedure described below in present paragraph

9. Coupon: Ninth coupon rate

The 1456th day following the date of commencement of placement of the Bonds	The 1638th day following the date of commencement of placement of the Bonds	The ninth coupon interest rate shall be determined in accordance with the procedure described below in present paragraph

10. Coupon: Tenth coupon rate

The 1638th day following the date of commencement of placement of the Bonds	The 1820th day following the date of commencement of placement of the Bonds	The tenth coupon interest rate shall be determined in accordance with the procedure described below in present paragraph

The amount payable in respect of each coupon on one Bond of the issue shall be calculated as follows:

Kj = Cj * Nom * (((Tj - T(j-1))/ 365)/100%,

where

j is the ordinal number of the coupon period, j=1,2,…,10;

Kj is the amount of the coupon payment on one bond of the issue, roubles;

Nom is the nominal value of one bond;

Cj is the amount of interest rate of the j coupon as expressed in per cent per annum;

T(j-1) is the commencement date of the j coupon period;

Tj is the end date of the j coupon period.

The amount of the coupon payment on each Bond shall be calculated to the nearest kopeck (rounded in accordance with the rules of arithmetical rounding. This means that the value of the whole kopeck does not change if the successive number of the rounded number is within range from 0 to 4, and increases by one if the successive number of the rounded number is within range from 5 to 9).

Procedure for coupon interest rate definition starting from the 2nd coupon:

1) At the moment of determination of the commencement date of the placement of Bonds the Issuer can make a decision to purchase Bonds from their Owners within 5 (five) business days of the j coupon period (j=2-9). Should the Issuer make stated decision the interest rates for all coupons that have ordinal number less or equal to j shall be determined to be equal to the first coupon interest rate. Mentioned information including the ordinal numbers of coupons interest rate of which shall be determined equal to the first coupon interest rate and the ordinal number of the coupon period (j) when the Owners can demand from Issuer to purchase Bonds shall be disclosed for the potential buyers by publication in the following terms:

•                  In the newswires (AK&M or Interfax) – no later than 1 day;

•                  On the web-site (www.wbd.ru) – no later than 3 days;

•                  In the newspaper “Moskovskaya Pravda” – no later than 5 days.

Simultaneously stated notification shall be made public no later than on the 1st (first) business day before the commencement date of Placement of Bonds.

2) Coupon interest rates (procedure for determination) which were not set by the Issuer before the commencement date of Placement of Bonds (i=(j+1),…,10) shall be set by the Issuer as of the date of the i coupon which determination will be no later than 7 (seven) calendar days prior to the date of (i-1) coupon payment. At the date of the i coupon determination the Issuer shall have the right to define the rates of any amount of undefined coupons following the i coupon (where k is the number of the last of the coupons being defined). The size of the i coupon rate shall be disclosed by Issuer to Bond Owners no later than 5 (five) days prior to i coupon commencement date by publishing corresponding announcement as specified in paragraph 11 of the Issue Decision and paragraph 2.9 of the Prospectus.

3) Should the rates of even one of the subsequent coupons be not defined after the coupon rates announcement (in accordance with the previous subparagraphs) then at the moment of i coupon and other being defined coupons rates announcement Issuer shall provide the Bond Owners with the right to demand from Issuer to purchase Bonds within last 5 (five) business days of the k coupon period (when Issuer shall define only one i coupon, i=k). Mentioned information including the ordinal numbers of coupons which shall be determined at the date of i coupon definition as well as the ordinal number of coupon period (k) when there will be purchasing of Bonds shall be disclosed to the potential buyers according to the procedure specified in paragraph 11 of the Issue Decision and paragraph 2.9 of the Prospectus.

PROCEDURE AND TERMS FOR THE REDEMPTION OF BONDS.

Redemption of the Bonds shall be carried out in the currency of the Russian Federation by clearing. The redemption of the Bonds in any other forms is not envisaged.

PROCEDURE AND CONDITIONS FOR THE REDEMPTION OF BONDS, INCLUDING THE REDEMPTION PERIOD.

Bonds shall be redeemed by the Paying Agent at the expense and on behalf of the Issuer.

If the bond redemption date falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A bondholder shall have no right to demand accrued interest or any other compensation for such a delay.

Bonds shall be redeemed at their nominal value.

Redemption of the nominal value of the Bonds shall be carried out in the currency of the Russian Federation by clearing.

Redemption of the nominal value of the Bonds shall be carried out in the following order:

Bonds shall be redeemed in the currency of the Russian Federation by clearing in favour of the owners of Bonds who own the Bonds as of the close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption (hereinafter - “Date of Compiling the List of Bonds Owners and/or Nominal Holders”).

It is assumed that nominal holders, that are Depositaries, are authorised to receive bond redemption amounts. Depositaries and/or other persons who are not authorised by their respective clients to receive bond redemption amounts shall, no later than 12.00 (Moscow time) of the day preceding the second (2nd) business day prior to the established date of redemption, submit to NDC a list of bondholders that contains all the details set out below in the List of Owners and/or Nominal Holders of Bonds.

Owner of the Bonds which is not a NDC’s Depository can authorise the Nominal Holder – NDC’s Depository – to receive bond redemption amounts.

Should the rights of the Bond Owner be accounted for by the Nominal Holder and the Nominal Holder is authorized to receive bond redemption amounts, the Nominal Holder shall be considered the person authorized to receive bond redemption amounts.

Should the rights of the Bond Owner be accounted for by not the Nominal Holder and the Nominal Holder is not authorized to receive bond redemption amounts, the Bond Owner shall be considered the person authorized to receive bond redemption amounts.

No later than 2 (two) business days prior to the date of redemption, NDC shall provide the Issuer and/or the Paying Agent with the List of Bond Owners and/or Nominal Holders compiled according to the available and/or provided by the Depositories information. The List of Bond Owners and/or Nominal Holders shall contain the following information:

a) full name of a person authorised to receive bond redemption amounts;

b) number of Bonds accounted for on the depo account of the owner authorised to receive bond redemption amounts;

c) location and address of person authorised to receive bond redemption amounts;

d) details of a bank account of a person authorised to receive bond redemption amounts, specifying the following information:

•                  account number;

•                  bank (and its location city) which hold the account;

•                  corresponding bank account with which the account is opened;

•                  banking identification code of the bank where the account is opened;

e) taxpayer’s identification number of a person authorised to receive bond redemption amounts;

f) tax status of a person authorised to receive bond redemption amounts (resident, non-resident having a permanent establishment in the Russian Federation, non-resident having no permanent establishment in the Russian Federation, etc.).

Owners of Bonds, their authorised persons, including Depositaries, shall monitor completeness and effectiveness of the bank account details of which they have informed NDC themselves. In the event of failure to submit or late submission of the information required above to NDC, these obligations shall be fulfilled in favour of a person submitting request to fulfil such obligations and being the owner of the bond as of the date of submitting such request. Obligations of the Issuer under the Bonds shall be fulfilled on the basis of the information from NDC, assuming that obligations of the Issuer are completely and properly fulfilled.

Should details of a bank account or other information essential to fulfil the obligations by the Issuer provided by the Owner or Nominal Holder or available in the Depositary do not allow the Paying Agent to remit cash amounts in time, this shall not be considered a delay in fulfilment of the Issuer’s obligations and the Bond Owner shall have no right to demand accrued interest or any other compensation for such a delay.

No later than 2 (two) business days prior to the established date of redemption, the Issuer shall remit the required cash amount to the account of the Paying Agent.

On the basis of the List of Bond owners and/or Nominal Holders submitted by NDC the Paying Agent shall calculate the cash amounts payable to each of the persons named in the List of Bond owners and/or Nominal Holders.

At the date of redemption the Paying Agent shall transfer the required cash amounts to the accounts of persons authorised to receive bond redemption amounts and named in the List of Bond owners and/or Nominal Holders.

If one person is authorised to receive bond redemption amounts on behalf of a number of owners, such person shall receive the total amount payable without allotting it between the holders.

The fulfilment of obligations with respect to the owner/holder included into the List of Bond Owners and/or Nominal Holders is considered as valid in the event of the disposal of obligations after the date of compiling the List of Bond Owners and/or Nominal Holders.

The obligations to remit bond redemption amounts shall be considered fulfilled from the moment the cash amounts are written off the account of the Issuer to remit bond redemption amounts to the Bond Owners.

The date of commencement of the Bonds redemption:

The date of commencement of bond redemption shall be the 1,820th (one thousand eight hundred and twentieth) day from the date of commencement of the Bonds Placement.

The completion date of the Bonds redemption:

The dates of commencement and completion of bond redemption fall on the same day.

PROCEDURE FOR THE DETERMINATION OF THE AMOUNT OF INCOME ON THE BONDS, INCLUDING PROCEDURE AND TERMS OF COUPON PAYMENT

Date of Compiling the
Coupon (Interest) Period		Terms (Date) of Coupon	List of Bonds Owners
Commencement Date	Final Date	Payment	and/or Nominal Holders

1. Coupon: First coupon rate

Date of commencement of the Bonds placement.	The 182nd day following the date of commencement of the Bonds placement.	The 182nd day following the date of commencement of the Bonds placement.	The close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption.

If the bond redemption date falls on a non-business day (regardless of whether it is a public holiday or a non-business day for settlement operations), payment of the amounts due shall be made on the first business day following the non-business day. A bondholder shall have no right to demand accrued interest or any other compensation for such a delay.

Bonds shall be redeemed at their nominal value.

Redemption of the nominal value of the Bonds shall be carried out in the currency of the Russian Federation by clearing.

Redemption of the nominal value of the Bonds shall be carried out in the following order:

Bonds shall be redeemed in the currency of the Russian Federation by clearing in favour of the owners of Bonds who own the Bonds as of the close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption (hereinafter - “Date of Compiling the List of Bonds Owners and/or Nominal Holders”).

It is assumed that nominal holders, that are Depositaries, are authorised to receive bond redemption amounts. Depositaries and/or other persons who are not authorised by their respective clients to receive bond redemption amounts shall, no later than 12.00 (Moscow time) of the day preceding the second (2nd) business day prior to the established date of redemption, submit to NDC a list of bondholders that contains all the details set out below in the List of Owners and/or Nominal Holders of Bonds.

Owner of the Bonds which is not a NDC’s Depository can authorise the Nominal Holder – NDC’s Depository – to receive bond redemption amounts.

Should the rights of the Bond Owner be accounted for by the Nominal Holder and the Nominal Holder is authorized to receive bond redemption amounts, the Nominal Holder shall be considered the person authorized to receive bond redemption amounts.

Should the rights of the Bond Owner be accounted for not by the Nominal Holder and the Nominal Holder is not authorized to receive bond redemption amounts, the Bond Owner shall be considered the person authorized to receive bond redemption amounts.

No later than 2 (two) business days prior to the date of redemption, NDC shall provide the Issuer and/or the Paying Agent with the List of Bond Owners and/or Nominal Holders compiled according to the available and/or provided by the Depositories information. The List of Bond Owners and/or Nominal Holders shall contain the following information:

a) full name of a person authorised to receive bond redemption amounts;

b) number of Bonds accounted for on the depo account of the owner authorised to receive bond redemption amounts;

c) location and address of person authorised to receive bond redemption amounts;

d) details of a bank account of a person authorised to receive bond redemption amounts, specifying the following information:

•                  account number;

•                  bank (and its location city) which hold the account;

•                  corresponding bank account with which the account is opened;

•                  banking identification code of the bank where the account is opened;

e) taxpayer’s identification number of a person authorised to receive bond redemption amounts;

f) tax status of a person authorised to receive bond redemption amounts (resident, non-resident having a permanent establishment in the Russian Federation, non-resident having no permanent establishment in the Russian Federation, etc.).

Owners of Bonds, their authorised persons, including Depositaries, shall monitor completeness and effectiveness of the bank account details of which they have informed NDC themselves. In the event of failure to submit or late submission of the information required above to NDC, these obligations shall be fulfilled in favour of a person submitting request to fulfil such obligations and being the owner of the bond as of the date of submitting such request. Obligations of the Issuer under the Bonds shall be fulfilled on the basis of the information from NDC, assuming that obligations of the Issuer are completely and properly fulfilled.

Should the provided by the Owner or Nominal Holder or available in the Depositary details of a bank account or other information essential to fulfil the obligations by the Issuer do not allow the Paying Agent to remit cash amounts in time, this shall not be considered a delay in fulfilment of the Issuer’s obligations and the Bond Owner shall have no right to demand accrued interest or any other compensation for such a delay.

No later than 2 (two) business days prior to the established date of redemption, the Issuer shall remit the required cash amount to the account of the Paying Agent.

Based on the List of Bond owners and/or Nominal Holders submitted by NDC, the Paying Agent shall calculate the cash amounts payable to each of the persons named in the List of Bond owners and/or Nominal Holders.

As of the date of redemption, the Paying Agent shall transfer the required cash amounts to the accounts of persons authorised to receive bond redemption amounts and named in the List of Bond owners and/or Nominal Holders.

If one person is authorised to receive bond redemption amounts on behalf of a number of owners, such person shall receive the total amount payable without allotting it between the holders.

The fulfilment of obligations with respect to the owner/holder included into the List of Bond Owners and/or Nominal Holders is considered as valid in the event of the disposal of obligations after the date of compiling the List of Bond Owners and/or Nominal Holders.

The obligations to remit bond redemption amounts shall be considered fulfilled from the moment the cash amounts are written off the account of the Issuer to remit bond redemption amounts to the Bond Owners.

2. Coupon: Second coupon rate

The 182nd day following the date of commencement of the Bonds placement.	The 364th day following the date of commencement of the Bonds placement.	The 364th day following the date of commencement of the Bonds placement.	The close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption.

Coupon (interest) income payment procedure:

The second coupon income payment procedure is identical to the first coupon income payment procedure.

3. Coupon: Third coupon rate

The 364th day following the date of commencement of the Bonds placement.	The 546th day following the date of commencement of the Bonds placement.	The 546th day following the date of commencement of the Bonds placement.	The close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption.

Coupon (interest) income payment procedure:

The third coupon income payment procedure is identical to the first coupon income payment procedure.

4. Coupon: Fourth coupon rate

The 546th day following the date of commencement of the Bonds placement.	The 728th day following the date of commencement of the Bonds placement.	The 728th day following the date of commencement of the Bonds placement.	The close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption.

Coupon (interest) income payment procedure:

The fourth coupon income payment procedure is identical to the first coupon income payment procedure.

5. Coupon: Fifth coupon rate

The 728th day following the date of commencement of the Bonds placement.	The 910th day following the date of commencement of the Bonds placement.	The 910th day following the date of commencement of the Bonds placement.	The close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption.

Coupon (interest) income payment procedure:

The fifth coupon income payment procedure is identical to the first coupon income payment procedure.

6. Coupon: Sixth coupon rate

The 910th day following the date of commencement of the Bonds placement.	The 1092nd day following the date of commencement of the Bonds placement.	The 1092nd day following the date of commencement of the Bonds placement.	The close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption.

Coupon (interest) income payment procedure:

The sixth coupon income payment procedure is identical to the first coupon income payment procedure.

7. Coupon: Seventh coupon rate

The 1092nd day following the date of commencement of the Bonds placement.	The 1274th day following the date of commencement of the Bonds placement.	The 1274th day following the date of commencement of the Bonds placement.	The close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption.

Coupon (interest) income payment procedure:

The seventh coupon income payment procedure is identical to the first coupon income payment procedure.

8. Coupon: Eighth coupon rate

The 1274th day following the date of commencement of the Bonds placement.	The 1456th day following the date of commencement of the Bonds placement.	The 1456th day following the date of commencement of the Bonds placement.	The close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption.

Coupon (interest) income payment procedure: The eighth coupon income payment procedure is identical to the first coupon income payment procedure.

9. Coupon: Ninth coupon rate

The 1456th day following the date of commencement of the Bonds placement.	The 1638th day following the date of commencement of the Bonds placement.	The 1638th day following the date of commencement of the Bonds placement.	The close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption.

Coupon (interest) income payment procedure:

The ninth coupon income payment procedure is identical to the first coupon income payment procedure.

10. Coupon: Tenth coupon rate

The 1638th day following the date of commencement of the Bonds placement.	The 1820th day following the date of commencement of the Bonds placement.	The 1820th day following the date of commencement of the Bonds placement.	The close of NDC’s trading day preceding the 3rd (third) business day before the date of redemption.

Coupon (interest) income payment procedure:

The tenth coupon income payment procedure is identical to the first coupon income payment procedure.

Income on the Bonds and the redemption amount of the Bonds shall be paid by the Paying Agent.

Paying Agent:

Full name: Non-Profit Partnership “The National Depositary Centre”

Abbreviated name: NDC

Location: 125009, Moscow, Sredniy Kislovsky per., 1/13, bld. 8

Address: 125009, Moscow, Sredniy Kislovsky per., 1/13, bld. 8

Telephone: (095) 956-2790, 956-2791

Fax: (095) 956-27-92

Web-site: www.ndc.ru

Number of the depositary license: No177-03431-000100;

Issue date of the license: December, 4, 2000

Term of the license: unlimited;

Issuing body: Federal Commission for the Securities Market (“FCSM of Russia”).

The Issuer shall have the right to appoint and dismiss Paying Agents. Official announcement about appointment and cancellation of such an appointment of Paying Agent shall be published within the following terms:

•                  In the newswires (AK&M or Interfax) – no later than 5 days from the date of corresponding appointment;

•                  On the web-site (www.wbd.ru) – no later than 5 days from the date of corresponding appointment;

•                  In the newspaper “Moskovskaya Pravda” and “Supplement to FFMS’s bulletin” – no later than 10 days from the date of corresponding appointment or cancellation of such an appointment.

At the request of the Bonds’ Owners the Issue shall have obligation to purchase Bonds from their Owner with a possibility of Bonds further circulation prior to the completion of the redemption term in accordance with the terms of the present paragraph. The purchase of the Bonds of the present Issue by the Issuer shall be possible after the state registration of the Issue Results Report.

Issuer shall undertake to provide the right of the Bonds Owners to demand from the Issuer to purchase the Bonds within the last 5 (five) business days of the coupon period preceding the coupon period the rate of which is determined by the Issuer (hereinafter – “Period of Submission of Bonds to Purchasing by the Issuer”) after the commencement date of Bonds Placement. Bond Owners shall have right to demand from the Issuer to purchase Bonds in the cases described in paragraph 9.3 of the Issue Decision and paragraph 9.1.2 of the Prospectus.

Procedure for purchasing of Bonds

Issuer shall purchase Bonds through the Arranger of Trade on the securities market in accordance of regulations for the Arranger’s activities on the securities market.

In the event of reorganisation, liquidation of Arranger of Trade or in the event that purchase of Bonds by the Issuer through the Arranger of Trade in order envisaged in the Issue Decision and the Prospectus does not conform to requirements of the legislation of the Russian Federation the Issuer shall make decision on choosing the Arranger of Trade on the securities market through which Issuer shall make transactions to purchase Bonds.

In this case the purchase of Bonds by the Issuer shall be exercised in accordance with the regulations of such Arranger’s activities on the securities market, and the Issuer simultaneously with the announcement about the coupon rate definition (starting from the second coupon) shall publish the information about the Arranger of Trade on the securities market through which the Issuer shall make transactions on Bonds purchase. Stated information shall include:

•                  Full and abbreviated name of the Arranger of Trade on securities market;

•                  Location of the Arranger of Trade;

•                  Information about the license: number of the license, issue date of the license, term of the license, issuing body.

Issuer’s Agent acting on behalf and at the expense of the Issuer in purchasing Bonds (hereinafter – “Agent”) shall be the Underwriter.

Issuer shall have the right to pass the performance of Agent’s functions to another person which shall have the right to perform all necessary actions to purchase Bonds defined in the present paragraph and the legislation of the Russian Federation. In this case the Issuer shall publish announcement containing the following information:

•                  Full and abbreviated name of the person that received the Agent’s functions;

•                  Location of that person, and address and fax number to address the applications in accordance with the procedure defined below;

•                  Information about the license: number of the license, issue date of the license, term of license, issuing body;

•                  Confirmation that the appointed Agent is the trade participant of the Arranger of Trade through which the Issuer shall perform purchase of Bonds.

Stated announcement shall be published no later than 30 days prior to the Date of Purchase defined in accordance with the procedure described below in the following sources:

•                  In the newswires (AK&M or Interfax);

•                  On the web-site (www.wbd.ru);

•                  In the newspaper “Moskovskaya Pravda”.

With a view to exercise the right to sell the Bonds the person that is the Participant of Trade, Owner of Bonds and that intends to sell Bonds or that person that is authorised by the Owner of Bonds - its client – to sell Bonds on his behalf and at his expense (hereinafter – “Acceptor”) shall perform two actions:

1) send the application signed by Acceptor to the Agent. Application shall be accepted on any business day within the Period of Submission (defined in paragraph 9.3 of the Issue Decision and paragraph 9.1.2 of the Prospectus) and shall contain the following information:

•                  Full name of the Acceptor;

•                  Amount of the Bonds the Acceptor is intending to sell to the Issuer;

•                  Location and address of the Acceptor.

2) from 11.00 till 13.00 according to the Moscow time on the Date of Purchase (defined below) the Acceptor who previously delivered stated above Application to the Agent shall submit address order to sell the certain amount of Bonds through the Trading System of the Arranger of Trade in accordance with the Trading Rules and/or other documents of the Arranger of Trade that regulate its activities addressed to the Agent that is the Participant of Trade indicating the Price of purchase stated below as percentage of the nominal value of Bonds and the settlement code T0.

The amount of Bonds stated in such an address order shall not exceed the amount previously stated in the Application delivered by the Acceptor to the Agent.

Application shall be received on any of the business days within the Period of Submission. Application shall be delivered to the postal address of the Agent: 17/1 Troitskaya Str. Moscow 129090, telephone/fax (095) 721-99-00/721-99-01.

Application shall be considered received by the Agent from the date of handing to the addressee or refusal of the addressee to receive it confirmed with the corresponding document. Issuer shall have no responsibility to purchase the Bonds relative to the Owners of Bonds and/or Acceptors that did not deliver their Applications within stated term or delivered their Applications that did not conform to the stated above requirements.

Extracts from the minutes of trade compiled in the form of corresponding enclosure to the Trading Rules and/or other documents of the Arranger of Trade certified by the signature of its authorized person shall be sufficient evidence for the Acceptor to put the order to sell Bonds forward in accordance with the terms of purchasing the Bonds by the Issuer.

From 16.00 till 18.00 (Moscow time) at the Date of Purchase Issuer shall carry out the transactions with all its Acceptors through the Agent by giving counter address orders to the orders filed in accordance with the second action and that are in the Trading System by the moment of transaction conclusion. Address orders handed in accordance with the second action by the Acceptors that previously filed the Applications according to the stated procedure shall be fulfilled by the Agent according to the amount of the Bonds stated in the address orders handed by the Acceptors and at the price defined in the Issue Decision and in the Prospectus. Obligations of the Parties (Issuer of the Bonds and Acceptor) in respect of the purchase of Bonds shall be considered fulfilled from the moment of lapse of ownership right on the Bonds being purchased to the Issuer (transferring them on the Issuer’s issuing account) and payment for such Bonds by the Issuer (fulfillment of the term “delivery against payment” in accordance with the clearing rules of the Arranger of Trade).

In the event that transaction or several transactions of purchasing Bonds by the Issuer according to the agreement with their Owners are considered large-scale transactions or interested party transactions such transactions shall be approved in accordance with the legislation of the Russian Federation.

Bonds acquired by the Issuer shall be transferred to issuing depo account with the NDC. Bonds subsequently purchased by the Issuer shall have the possibility to be circulated on the secondary market (on the condition that Issuer observes the requirements of the legislation of the Russian Federation).

After the purchase of Bonds by the Issuer in accordance with the present paragraph the Issuer shall publish the information about the period of fulfillment of obligations.

Stated information shall be published in the following sources:

•                  In the newswires – no later than 1 day from the end date of period of fulfilment of obligations;

•                  On the web-site (www.wbd.ru) – no later than 3 days from the end date of period of fulfilment of obligations;

•                  In the newspaper “Moskovskaya Pravda” – no later than 5 days from the end date of period of fulfilment of obligations;

•                  In the “Supplement to the FFMS’s bulletin” – no later than 30 days from the end date of term of fulfilment of obligations.

The term for the purchase of the Bonds or the procedure for its determination:

The 2nd (second) business day from the end day of the Period of Submission

Price for the purchase of the Bonds:

100% of the nominal value of the Bonds

Performing the operation of buying on the Date of the Purchase of Bonds the Issuer shall additionally pay the accrued coupon income on Bonds (ACI) to the Owners of Bonds.

Paying Agent:

Full name: Non-Profit Partnership “The National Depositary Centre”

Abbreviated name: NDC

Location: 125009, Moscow, Sredniy Kislovsky per., 1/13, bld. 8

Address: 125009, Moscow, Sredniy Kislovsky per., 1/13, bld. 8

Telephone: (095) 956-2790, 956-2791

Fax: (095) 956-27-92

Web-site: www.ndc.ru

Number of the depositary license: No177-03431-000100;

Issue date of the license: December, 4, 2000

Term of the license: unlimited;

Issuing body: Federal Commission for the Securities Market (“FCSM of Russia”).

Functions of the Paying Agent:

•                  Transfer money on the behalf and at the expense of the Issuer to the persons mentioned in the List of owners and/or nominal holders of the Bonds which have right to receive the coupon and/or redemption value of the Bonds in the amount, terms and order determined in the Issue Decision and the Agreement between the Issuer and the Paying Agent.

•                  The Issuer shall transfer money assigned for redemption or coupon payments by the Paying Agent on the banking account defined by the Paying Agent beforehand in terms and order determined in the Issue Decision.

•                  Provide Depositories and all the persons concerned with information about the terms and conditions of coupon income payments and/or redemption payment by submitting stated information on the official web-site of the Depository – www.ndc.ru.

•                  Observe confidentiality of information that the Paying Agent receives while performing its obligations unless this information is public or to be disclosed in accordance with the legislation of the Russian Federation.

e) Actions by the Bond Owners and Procedure for the Information Disclosure in the event of default on Bonds

In accordance with Article 810 and Article 811 of the Civil Code of the Russian Federation Issuer shall redeem the nominal value of Bonds and pay coupon income on Bonds in terms and order determined in the Issue

Decision and Prospectus. Early redemption is not envisaged.

Default is the failure of the Issuer to fulfil its obligations under the Bonds in the event of:

•                  a delay in the performance of an obligation to pay out coupon income on Bonds in order and terms determined in Issue Decision and Prospectus for more than 7 days, or the refusal to fulfil such an obligation,

•                  a delay in the performance of obligations with respect to the payment of the principal in order and terms determined in Issue Decision and Prospectus for more than 30 days or the refusal to fulfil such an obligation.

Delayed performance of the relevant obligations within the terms indicated in this clause constitutes a “Technical Default”.

In the event of Default Bond Owners shall have the right of court (arbitration or general court) to suit against Issuer to claim for nominal value of Bonds and/or its provided income, as well as for interest compensation for late redemption and/or late coupon income in accordance with Article 395 and Article 811 of the Civil Code of the Russian Federation.

In the event of a Technical Default Bond Owners shall have the right of court (arbitration or general court) to suit against Issuer to claim for compensation for late fulfillment of obligations under Bonds in accordance with Article 395 and Article 811 of the Civil Code of the Russian Federation.

In the event of failure to fulfill or improper fulfillment of obligations under Bonds (including Default and/or Technical Default) Bond Owners and/or Nominal Holders shall have the right to apply to a person that provided security for the Bonds (hereinafter referred to as “Guarantor”) in the order determined in paragraph 12 of the Issue Decision and paragraph 9.1.2 3) of the Prospectus.

Should Bond Owners be unable to receive fulfillment of claims on their Bonds maid to the Issuer or Guarantor, they shall have right of court (arbitrage or general court) to suit against Issuer and/or Guarantor.

Should Bond Owners be unable to receive fulfillment of claims on their secured Bonds made to Guarantor, they shall have right of court (arbitrage or general court) to suit against Guarantor. Claims on the grounds of Security Provision Offer for securing Bond Issue shall be considered in the Arbitration Court of Moscow and claims of individual persons shall be considered in the general court according to the location of defendant.

According to Article 196 of the Civil Code of the Russian Federation the general limitation period shall be three years. According to Article 200 of the Civil Code of the Russian Federation the limitation period for obligations with definite period of fulfilment shall start from the date on which the Issuer was supposed to fulfil the relevant obligations under the Bonds.

General court jurisdiction of civil cases is defined in Article 22 of the Code of Civil Procedure of the Russian Federation. In accordance with stated Article general courts shall consider and settle law suits on violated and debatable rights defence, freedoms and legitimate interests, on disputes arising from civil, family, labour, housing, land, ecological and other legal relationships with citizens, organisations, public authority, local authority participating.

Arbitration Court jurisdiction is defined in Article 27 of the Code of Civil Procedure of the Russian Federation. In accordance with stated Article law suits on economic disputes or other cases connected with entrepreneurship and other economic activities are under the jurisdiction of Arbitration Court.

Arbitration Courts shall settle economic disputes and consider cases with the following participants: legal entities, citizens performing as entrepreneurs without establishing a legal entity having the status of individual entrepreneur (hereinafter – “Individual Entrepreneurs”) obtained in accordance with the legislation, and in cases determined in the Code of Civil Procedure of the Russian Federation and other Federal Laws – with participation of the Russian Federation, subjects of Russian Federation, municipal bodies, public authorities, local authorities, other authorities, officials, bodies without legal entity status and citizens without the status of individual entrepreneur.

In the event of Default and/or Technical Default Issuer shall publish the following information within 10 days after the date of Default and/or Technical Default in the “Supplement to FFMS’s bulletin”, in the newspaper “Moskovskaya Pravda”, on the web-site of the Issuer (www.wbd.ru):

•                  The amount of unfulfilled obligations;

•                  The reason for failure to fulfil the obligations;

•                  The list of Bond Holders’ possible actions that can be taken in order for the issuer to fulfil the obligations under the bonds.

Issuer shall publish an announcement of Default and/or Technical Default on Bonds in the newswires (AK&M or Interfax) within 5 days after the date of such an event.

8.3.3 Information on issues, for the securities of which the Issuer is in default

No information available.

8.4 Information on the person(s) having provided security for the bonds of the issue

Security for the bonds of the issue:

Person providing security: Vitafrukt Limited Liability Company

Type of security: surety

Cash value of security amount (RUR): 1,500,000,000

Location: Room 13, 2nd Floor, 8-10, bld. 2, Bryussov Pereulok, Moscow 103009

Mailing address: 16, Yauzsky Blvd., Moscow 109028, Russian Federation

Security for the bonds of the issue series 02:

Person providing security: Open Joint Stock Company “Siberian Dairy”

Abbreviated name: OJSC “Siberian Dairy”

Location: 33 Petoukhov Str., Novosibirsk 630088 Russia

Main state registration number: 1025401299967

Type of security: surety

The Guarantor discloses information on his financial and operating activities in form of quarterly reports and reports on sufficient facts.

The latest quarterly report is located on guarantors site:  http://www.wbd.ru/wbd/quarterly_report/sib_milk/

OJSC “Siberian Dairy” discloses information on his financial and operating activities in form of quarterly reports and reports on sufficient facts in the course of Regulations on disclosure of information by Issuers of securities, approved by the Order of Federal Commission for the Securities Market 16 March 2005 N 05-5/pz-n

Calculation of activities pursuant to Russian legislation:

a) Issuer’s net assets: 6 144 865 thousand roubles

b) Guarantor’s net assets: 68 140 thousand roubles

Guarantee under bonds series 02: 4 800 000 000 roubles.

As since integrated value of net assets of the Issuer and the Guarantor constitute 6 204 005 thousand roubles, and exceed estimated obligations under bonds, as well as aggregate coupon revenue, bonds of this issue are not to be considered as high risk investment.

8.5. Conditions guaranteeing fulfillment of obligations on the bonds of the issue

See clauses 8.3.2. and 8.4. of the present quarterly report (bonds series 01)

Bond series 02

INFORMATION AND TERMS OF SECURITY FOR FULFILMENT OF OBLIGATIONS UNDER THE BONDS

Full name: Open Joint Stock Company “Siberian Dairy”

Abbreviated name: OJSC “Siberian Dairy”

Location: 33 Petoukhov Str., Novosibirsk 630088 Russia

Main state registration number: 1025401299967

Terms of Guaranteeing Fulfilment of the Obligations under Bonds

Guarantee of the fulfilment of the obligations under Bonds shall be performed in accordance with the Offer about providing a guarantee in the form of security for the purpose of Bonds Issue introduced by the Guarantor (hereinafter – “Offer”). The terms of the Offer are stated in the present paragraph of the Issue Decision.

OFFER

of providing a guarantee in the form of security for the purpose of Bonds Issue

Moscow	2005

1. Terms and Definitions

1.1 “NDC” is the Non-Profit Partnership “The National Depositary Centre” that performs the functions of the depositary for the Bonds.

1.2 “Bonds” are certificated interest bearing non-convertible bearer bonds of OJSC “Wimm-Bill-Dann Foods” (series 02) in the amount of 3,000,000 Bonds with a nominal value of 1,000 Roubles each to be placed according to the Issuing Documents.

1.3 “Guarantor” is the Open Joint Stock Company “Siberian Dairy”.

1.4 “Amount of Unfulfilled Obligations” is the amount in which the Issuer failed to fulfil its obligations.

1.5 “Issuer’s Obligations” are the obligations of the Issuer to the Owners of Bonds determined in the subparagraph 3.1.

1.6 “Offer” is the present Offer.

1.7 “Limit Amount” is the sum of 4,800,000,000 (four billion eight hundred million) roubles.

1.8 “Event of Failing to Fulfil Obligations” is any of the events described in the subparagraphs 3.3.1, 3.3.2 or 3.3.3 of the Offer.

1.9 “Term of Fulfilment of Issuer’s Obligations” is any of the terms stated in the subparagraphs 3.3.1, 3.3.2 or 3.3.3 of the Offer.

1.10 “Request to Fulfil Issuer’s Obligations” is the request of the Owner of Bonds to the Guarantor conforming to the terms of the subparagraphs 3.7, 3.7.1-3.7.5 of the Offer.

1.11 “FFMS” is the Federal Financial Markets Service (FFMS of Russia).

1.12 “Issuing Documents” are the Issue Decision and the Prospectus of the securities (Bonds).

1.13 “Issuer” is the Open Joint Stock Company “Wimm-Bill-Dann Foods”.

2. Subject and Substance of the Offer. Conditions of its Acceptance

2.1 Introducing the Offer the Guarantor suggests any person intending to purchase Bonds concludes agreement with the Guarantor about providing guarantee in the form of security for the purpose of Bonds Issue by the Guarantor in accordance with the legislation, Charter of the Guarantor and the terms of the Offer.

2.2 Offer expresses the will of the Guarantor to conclude the guarantee agreement on the terms stated in the Offer with any person willing to purchase Bonds.

2.3 Offer shall be irrevocable that is it shall not be able to be taken apart within the term defined for the acceptance of the Offer.

2.4 All conditions of the Offer shall be included in the Issuing Documents in full. Offer shall be considered received by the addressee at the moment the Issuer provides possibility of access for all potential buyers of the bonds to information about the Bond Issue contained in the Issuing Documents and subject to disclosure in accordance with the Federal Law “On Securities Market” and regulations of the FFMS.

2.5 Acceptance of the Offer shall be performed only by acquiring one or several Bonds according to the procedure and terms defined in the Issue Decision and Prospectus. Purchase of Bonds shall imply conclusion of the guarantee agreement between the buyer of Bonds and the Guarantor according to which the Guarantor shall undertake the responsibility for fulfillment of Issuer’s obligations to the buyers of Bonds on terms defined in the Offer. At the same time the written form of the agreement shall be considered observed. With the lapse of right on Bond to its buyer (new Owner) the rights under stated agreement shall lapse in the same volume and on the same terms that exist at the moment of the lapse of right on Bond.

3. Obligations of the Guarantor. Procedure and Terms of their fulfillment

3.1 The Guarantor shall undertake the responsibility for fulfillment of the Issuer’s obligations to pay the nominal value (principal) and respective interest (coupon income) to the Owners of Bonds, and to purchase Bonds at the request of their Owners in accordance with the Issuing Documents on the following terms:

3.1.1 The Guarantor’s responsibility on the Issuer’s Obligations shall be limited by the Limit Amount. In the event that Limit Amount is not sufficient to fulfill all the claims of Bond Owners filed to the Guarantor within the procedure defined in the Offer the Guarantor shall distribute the Limit Amount among all the Bond Owners pro rata to the amount indicated in their requests;

3.1.2 The sum of payment performed by the Guarantor within the procedure defined in the Offer that is not sufficient for the complete fulfillment of all the claims of Bond Owner made to the Guarantor in accordance with the terms of the Offer unless other agreement exists shall primarily pay off the principal and with the remaining part – due interest (coupon income).

3.2 In the event of failing to fulfill or improper fulfillment of the Issuer’s Obligations by the Issuer the Guarantor and the Issuer shall bear joint responsibility.

3.3 The fact of failing to fulfill or improper fulfillment of the Issuer’s Obligations by the Issuer shall be ascertained in the following cases:

3.3.1 Issuer did not pay or did not pay the full amount of the coupon income in percentage of the nominal value of Bonds to the Bond Owners in terms defined in the Issuing Documents;

3.3.2 Issuer did not pay or did not pay the full amount of the principal amount to Bond Owners on redemption of Bonds in terms defined in the Issuing Documents;

3.3.3 Issuer failed to fulfill or fulfilled its obligations to buy the Bonds at the request of the Bond Owners in terms and order defined in the Issuing Documents not in full.

3.4 Guarantor shall undertake responsibility for failing to fulfill and improper fulfillment of the Issuer’s obligations by the Issuer in the Amount of the Unfulfilled Obligations according to the terms of the Offer. Amount of the Unfulfilled Obligations shall be defined by the Guarantor in accordance with the announcement to the Guarantor performed by the Issuer or third person on the Issuer’s behalf or in the event that the Issuer discloses the information about the Amount of Unfulfilled Obligations in public according to the legislation of the Russian Federation on the basis of such information.

3.5 In its relationship with the Owners of Bonds the Guarantor shall proceed from the Amount of Unfulfilled Obligations reported to the Guarantor by the Issuer or by third person on Issuer’s behalf or publicly disclosed by the Issuer in accordance with the legislation of the Russian Federation in the event that Owners of Bonds do not prove larger Amount of Unfulfilled Obligations.

3.6 In the event of confirmation of the fact of failing to fulfill or improper fulfillment of the Issuer’s obligations by the Issuer the Guarantor shall undertake responsibility for failing to fulfill and improper fulfillment of the Issuer’s obligations by the Issuer in the Amount of the Unfulfilled Obligations and within the Limit Amount if the Owners of Bonds present Requests to Fulfill Obligations to the Guarantor according to the terms of the Offer.

3.7 Request to Fulfill Obligations shall conform to the following terms:

3.7.1 Request to Fulfill Obligations shall be handed to the Guarantor in writing signed by the Owners of Bonds.

3.7.2 Request to Fulfill Obligations shall contain the following information: name of the Owner of Bonds, Taxpayer’s identification number, location, tax position of the Owner of Bonds (resident, nonresident), Amount of Unfulfilled Obligations in respect of the Owner of Bonds handing stated Request to Fulfill Obligations;

3.7.3 Request to Fulfill Obligations shall be submitted to the Guarantor no later than 90 days after the date of the Term of Fulfillment of Obligations in respect of the Owner of Bonds handing stated Request to Fulfill Obligations;

3.7.4 Request to Fulfill Obligations shall be supplemented with the confirmation of the rights of Owner of Bonds on his Bonds statement of depo account with the NDC or Depositaries that are NDC’s deponents;

3.7.5 Request to Fulfill Obligations and supplemented documents shall be delivered to the Guarantor via special delivery mail, courier or express mail.

3.8 The Guarantor shall consider the Request to Fulfill Obligations within 14 days after the date of presenting the Request to the Guarantor. At the same time the Guarantor shall have right to raise any objections to the Request to Fulfill Obligations that could be submitted by the Issuer and shall not be deprived of such objections even if the Issuer renounceed them or acknowledged the debt.

3.9 The Requests to Fulfill Obligations submitted later than 90 days after the date of the Term of Fulfillment of Obligations in respect of the Owner of Bonds handing stated Request to Fulfill Obligations shall not be considered.

3.10 In the event that Guarantor fulfills the Request to Fulfill Obligations the Guarantor shall notify the Owner of Bonds and within 5 days from the end date of consideration term for the Request to Fulfill Obligations perform the payment to the banking account of the Owner of Bonds details of which shall be stated in the Request to Fulfill Obligations according to the terms of the Offer.

4. Term of validity of the security

4.1 Provided in the Offer security shall take effect from the moment of conclusion of the security agreement by the first Owner of Bonds in accordance with the paragraph 2.5 of the Offer.

4.2 Provided in the Offer security shall cease:

4.2.1 on the expiry of 90 days after date of the Term of Fulfillment of Obligations;

4.2.2 on discharge of the Issuer’s Obligations;

4.2.3 in the event of changing the Term of Fulfillment of Obligations, prolongation of the Term of Fulfillment of Obligations, any prolongation of Obligations of Issuer or any conversion of such Obligations, as well as in case of any other changes of the Obligations of Issuer that entail enlargement of responsibility or any other unfavorable consequences for the Guarantor without the consent of the latter;

4.2.4 on any other grounds determined by the Federal Law.

5. Other terms

5.1 All issues of the relationships between the Guarantor and the Owners of Bonds regarding provided security on Bonds that are not determined by the Offer shall be regulated by the Issuing documents and understood and interpreted in accordance with them.

5.2 In the event of failing to fulfill or improper fulfillment of the obligations under Offer the Guarantor and Owners of Bonds shall undertake responsibility in accordance with the current legislation.

5.3 Guarantor shall undertake no responsibility to the Issuer’s creditors under obligations of other persons providing security for the Issuer for the purpose of Bonds issue even if such persons provided stated security jointly with the Guarantor.

5.4 In the event of impossibility of settlement of claims on secured Bonds of Owners of Bonds submitted to the Guarantor the Owners of Bonds shall have right of court (arbitration or general court) to suit against the Guarantor. Claims in respect of Offer shall be considered in the Arbitration Court of Moscow and claims of individual persons shall be considered in the general court according to the location of defendant.

5.5 The present Offer shall be made in writing in 2 (Two) original copies one of which shall be kept by the Guarantor, the other – by the Issuer.

6. Address and details of the Guarantor’s account

Full name: Open Joint Stock Company “Siberian Dairy”.

Legal address: 33 Petoukhova Str., Novosibirsk, 630088.

Taxpayer’s identification number: 5403104717,

OKVED code: 15.5; OKPO code: 00434833

Details of the account:

Siberian Bank of the SB RF, Novosibirsk

Number of the current account: 40702810844050100212

CA (correspondent account): 30101810500000000641

BIC (banking identification code): 045004641

8.6. Data on organizations, keeping record of Issuer’s securities rights.

Registrar:

Name: Open Joint Stock Company “Central Moscow Depositary”

Location: Moscow, Orlikov pereulok, 3, build. B

Postal Address: Moscow, Orlikov pereulok, 3, build. B

Tel.: (095) 264-4267,  264-4290.  Fax:  (095) 264-4267, 265-4336

E-mail:  dr@mcd.ru

License:

License number: 10-000-1-00255

Date of issue of license: September 13, 2002

Period of validity: not established

Organization that issued the license: Federal Commission for Securities Market of Russia

Date, from which the register of Issuer’s inscribed / registered securities is kept by the registration body, indicated above:
July 14, 2001

Depository of centralised care of Issuer’s securities:

Name: Non-commercial partnership “Natsional’nyj Depozitarnyj Tsentr” (National Depository Centre)

Place: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13, bld.4

Postal address: Russia, 125009, Moscow, Srednij Kislovskij per. no.1/13

Phone: (095) 956-27-89; 956-27-90

Fax: -

E-mail address: no address

License:

No. of License: 177-03431-000100

Date of issue: 4.12.2000

Period of validity: not established

Entity issued License: FCSM RF

Date of activities’ start: 11.04.2003

8.7. Information on legislative acts regulating capital import and export issues, which can affect payment of dividends, interest and other amounts to non-residents

RF Tax Code Part 1 of 31.07.98 No.146-FZ and Part 2 of 05.08.2000 No.117-FZ

Federal Law “On Currency Regulation and Currency Control” of 10.12.2003 No. 173-FZ.

8.8. Procedure for taxation of revenues from the Issuer’s securities placed and in the process of placement

The procedure for taxation of revenues from shares described herein is based on the legislation of the Russian Federation applicable at the time of filing with the FCSM of Russia. In case of any changes in the taxation legislation, taxation of share revenues will be performed in accordance with the regulatory acts applicable at the time of revenues receipt. Tax from dividend incomes received by a Russian shareholder which is a legal entity or an individual resident shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes. The tax shall be withheld at the rate of 9%.

Tax from dividend incomes received by non-residents: a foreign shareholder being a legal entity or an individual shareholder from an organization on the shares owned by such shareholder shall be withheld at the source of the said incomes at the following rates: 30% from dividend income of individual non-residents, 15% from dividend income of foreign legal entities.

The income paying organization shall be responsible for withholding and remittance of the tax to the budget.

Payment of income tax to the budget will be made in case of withholding tax from dividend income in the following terms:

For legal entities (residents and non-residents) – within ten days of the income payment.

For individuals (residents and non-residents) – at the time of income payment. The tax amounts will be remitted to the budget.

Tax rates regarding revenues from securities

	Legal entities			Natural persons
Types of revenue	Russian legal entities, or foreign legal entities that have permanent representatives in Russia	foreign legal entities that don’t have permanent representatives in Russia		Residents	Non-residents
Revenue from share sales	24%* (fed. budget – 6,5%; regional budget – 17,5%)	0	%**	13%	30	%***
Revenue from bonds sales		0%

Dividends	9%****	15	%***	9%	30	%***

Coupon revenue	24%* (fed. budget – 6,5%; regional budget – 17,5%)	20	%***	13%	30	%***

* -  the rate differs from region to region within limits 20-24%%.

**- as since immovable property of the issuer constitutes less than 50% of issuer’s assets.

*** - according to the agreement on avoiding of double taxation the rate could be lowered.

**** - Dividend income received form the permanent representatives of the foreign entity are taxable under the rate of 15%. If there is an agreement on avoiding of double taxation between Russia and foreign state, the dividend income received form the permanent representatives of entities of such foreign state should be taxable under the rate of 9%. Such entity should confirm its location in the state that has an agreement on avoiding double taxation with Russia.

8.9. Information on announced (accrued) and paid dividends on the Issuer’s shares, as well as on income on the Issuer’s bonds.

Within the period from 2001 until the end of reporting period no decision to pay (announce) a dividend on the Issuer’s shares was adopted (see also Section 8.2. of current report).

Income on Issuer’s bonds

Issue Number: -

Type: interest-bearing

Category: nonconvertible bearer bonds

Form of Securities: Certificated

Nominal Price of One Security of the issue: 1000 rubles

Quantity of Issue Securities: 1 500 000

Total Issue Amount (RUR): 1 500 000 000

Data on the Issue State Registration:

Date of Registration: March 25 2003

Registration Number: 4-01-06005-A

Body of State Registration: Federal Securities Commission of Russia

Data on State Registration of the Report of the Issue:

Date of Registration: 03.07.2003

Body of State Registration: Federal Securities Commission of Russia

Type of proceeds paid in respect of issued bonds – coupon yield;

Time limit established for the payment of proceeds on issued bonds: coupon yield is paid every 6 months (182 days).

Date of payment in respect of the 1st coupon -  October 14, 2003;

Amount of proceeds (coupon yield) paid in respect of one bond - 64 rubles 32 kopecks

Amount of proceeds paid on all bonds (in respect of the 1st coupon) – 96,480,000 rubles.

Date of payment in respect of the 2nd coupon -  April 13, 2004;

Amount of proceeds (coupon yield) paid in respect of one bond - 59 rubles 74 kopecks

Amount of proceeds paid on all bonds (in respect of the 2nd coupon) – 89,610,000 rubles.

Date of payment in respect of the 3d coupon -  October 12, 2004;

Amount of proceeds (coupon yield) paid in respect of one bond - 46 rubles 77 kopecks

Amount of proceeds paid on all bonds (in respect of the 3d coupon) – 70,155,000 rubles.

Date of payment in respect of the 4th coupon -  April 12, 2005;

Amount of proceeds (coupon yield) paid in respect of one bond - 42 rubles 28 kopecks

Amount of proceeds paid on all bonds (in respect of the 3d coupon) – 63,420,000 rubles.

Form and other terms of payment of proceeds on issued bonds – coupon yield is payable in a monetary form;

Accounting period (year, quarter) for which proceeds on issued bonds were paid:

1st coupon – April 15 – October 14, 2003;

2nd coupon – October 14, 2003 – April 13, 2004;

3d coupon – April 13 – October 12, 2004;

4th coupon – October 12, 2004 – April 12, 2005.

Total amount of proceeds paid on all issued bonds in each accounting period in respect of which such proceeds were paid:

1st coupon – 96,480,000 rubles;

2nd coupon – 89,610,000 rubles;

3d coupon – 70,155,000 rubles.

4th coupon – 63,420,000 rubles.

8.10. Other information

No other information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov
Name:	Dmitry A. Anisimov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:                   March 09, 2006